Exhibit 2.1

SHARE PURCHASE AGREEMENT

among

IMPALA PRIVATE HOLDINGS II, LLC

SYNCHRONOSS TECHNOLOGIES, INC.

and

INTRALINKS HOLDINGS, INC.

Dated as of October 17, 2017

TABLE OF CONTENTS

1.	Definitions		1
	1.1	Definitions	1

2.	The Share Purchase		16
	2.1	Closing	16
	2.2	Purchase and Sale of Company Shares	16
	2.3	Net Cash Adjustment and Net Working Capital Adjustment	17
	2.4	Withholding Rights	19
	2.5	Contingent Consideration	19

3.	Representations and Warranties of the Company		20
	3.1	Organization and Qualification; Company Subsidiaries	20
	3.2	Certificate of Incorporation and Bylaws	20
	3.3	Capitalization	21
	3.4	Authority Relative to this Agreement	22
	3.5	No Conflict; Required Filings and Consents	22
	3.6	Sufficiency of Assets; Title to Assets;	23
	3.7	Permits; Compliance	24
	3.8	SEC Filings; Financial Statements	24
	3.9	Absence of Certain Changes or Events	26
	3.10	Absence of Litigation	26
	3.11	Employee Benefit Plans	27
	3.12	Labor and Employment Matters	29
	3.13	Property and Leases	32
	3.14	Intellectual Property	32
	3.15	Taxes	37
	3.16	Environmental Matters	38
	3.17	Material Contracts	39
	3.18	Insurance	41
	3.19	Customers	42
	3.20	Brokers and Expenses	42
	3.21	Data Protection	42
	3.22	Certain Business Practices	43
	3.23	Export Control and Economic Sanctions Laws	43
	3.24	Minute Books	44
	3.25	Affiliate Transactions	45
	3.26	No Misrepresentations	45

4.	Representations and Warranties of Seller		45
	4.1	Corporate Organization	45
	4.2	Authority Relative to this Agreement	46
	4.3	No Conflict; Required Filings and Consents	46
	4.4	Title to Shares	47
	4.5	Solvency	47
	4.6	Opinion of Financial Advisor	47

	4.7	Seller Credit Agreement	47

5.	Representations and Warranties of Purchaser		47
	5.1	Corporate Organization	47
	5.2	Authority Relative to this Agreement	48
	5.3	No Conflict; Required Filings and Consents	48
	5.4	Financing	49
	5.5	Absence of Litigation	50
	5.6	Guarantee	50
	5.7	Securities Act	50

6.	Conduct of Business Pending the Closing		51
	6.1	Conduct of the Business Pending the Closing	51
	6.2	Cash and Debt Management	54

7.	Additional Agreements		54
	7.1	Access to Information; Confidentiality	54
	7.2	Solicitation of Transactions	56
	7.3	Employee Benefits Matters	57
	7.4	Notification of Certain Matters	59
	7.5	Litigation	59
	7.6	Regulatory Approvals; Efforts	60
	7.7	Further Assurances	61
	7.8	Public Announcements	62
	7.9	Financing	62
	7.10	Financing Cooperation.	65
	7.11	Tax Matters	68
	7.12	Post-Closing Access to Books and Records	70
	7.13	Insurance	71
	7.14	Guarantees	72
	7.15	Services	73
	7.16	Transaction Expenses	74
	7.17	Shared Contracts	74

8.	Conditions to the Closing		74
	8.1	Mutual Conditions	74
	8.2	Conditions to Obligations of Purchaser	74
	8.3	Conditions to Obligations of Seller and the Company	76

9.	Termination		77
	9.1	Termination	77
	9.2	Effect of Termination	78
	9.3	Fees	78

10.	Indemnification		80
	10.1	Survival	80
	10.2	Agreement to Indemnify	81

ii

	10.3	Limitations	82
	10.4	Notice of Claims	86
	10.5	Defense of Third Party Claims	87
	10.6	Resolution of Notice of Claim	89
	10.7	Treatment of Indemnification Payments	90

11.	General Provisions		90
	11.1	Notices	90
	11.2	Severability	91
	11.3	Entire Agreement; Assignment; No Other Representations or Warranties	91
	11.4	Parties in Interest	92
	11.5	Specific Performance	93
	11.6	Governing Law	94
	11.7	Waiver of Jury Trial	95
	11.8	General Interpretation	95
	11.9	Amendment	96
	11.10	Waiver	96
	11.11	Counterparts	96
	11.12	Non-Recourse	96

iii

SHARE PURCHASE AGREEMENT

SHARE PURCHASE AGREEMENT, dated as of October 17, 2017 (this “Agreement”), among IMPALA PRIVATE HOLDINGS II, LLC, a Delaware limited liability company (“Purchaser”), SYNCHRONOSS TECHNOLOGIES, INC., a Delaware corporation (“Seller”), and INTRALINKS HOLDINGS, INC., a Delaware corporation and a wholly owned subsidiary of Seller (the “Company”).

RECITALS

WHEREAS, Seller owns all of the issued and outstanding shares of common stock, par value $0.001 per share, of the Company (“Company Common Stock”) (shares of Company Common Stock being hereinafter collectively referred to as “Company Shares”).

WHEREAS, the Company Common Stock represents all of the issued and outstanding capital stock of the Company.

WHEREAS, Purchaser desires to purchase from Seller, and Seller desires to sell to Purchaser, all of the issued and outstanding Company Shares, upon the terms and conditions set forth in this Agreement (the “Share Purchase”).

WHEREAS, the boards of directors of Purchaser, Seller and the Company have determined that the Share Purchase is in the best interests of their respective companies and stockholders and have approved and declared advisable this Agreement and the Share Purchase.

WHEREAS, Purchaser, Seller and the Company desire to make certain representations, warranties, covenants and agreements in connection with the Share Purchase and to prescribe various conditions to the Share Purchase.

NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and agreements herein contained, and intending to be legally bound hereby, Purchaser, Seller and the Company hereby agree as follows:

1.                                      Definitions.

1.1                                     Definitions.  For purposes of this Agreement:

“Acquisition Proposal” means any direct or indirect sale, lease, exchange, license, transfer or other similar transaction disposing of all or a portion of the equity or assets of the Company or the Company Subsidiaries, other than in the ordinary course of business or as permitted pursuant to Article 6.

“Action” means any litigation, suit, claim, charge, action, demand, complaint, citation, summons, subpoena, audit, hearing, inquiry, proceeding, arbitration or mediation of any nature, whether at law or equity, by or before a Governmental Authority, arbitrator or mediator of competent jurisdiction.

“affiliate” of a specified person means a person who, directly or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with, such specified person.

“Antitrust Laws” means any antitrust, competition or trade regulation Laws that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening of competition through merger or acquisition, including, but not limited to, the HSR Act.

“Assumed Liabilities” shall mean the liabilities of the Company and the Company Subsidiaries to the extent directly related to the operations of the Company and the Company Subsidiaries in the ordinary course.

“beneficial owner” means a person who shall be deemed to be the beneficial owner as determined by Rule 13d-3 of the Exchange Act.

“business day” means a day except a Saturday, a Sunday or other day on which banks in the City of New York are authorized or required by Law to be closed.

“Bylaws” means the bylaws of the Company, as amended.

“Certificate of Incorporation” means the certificate of incorporation of the Company, as amended.

“Closing Financial Certificate” means a certificate executed by the Chief Executive Officer of the Company, dated as of the Closing Date, certifying the Company’s best reasonable estimate, made in good faith and with latest records available:  (i) the amount of the Company Closing Cash; (ii) the amount of the Company Closing Debt; and (iii) the amount of the Company Closing Net Working Capital.

“Closing Net Cash Shortfall” means the amount, if any, expressed as a negative number, by which the Company Closing Cash as set forth in the Closing Financial Certificate is less than the Company Closing Debt as set forth in Closing Financial Certificate.  Exhibit A-1 sets forth an illustrative calculation of Closing Net Cash Shortfall hereunder, and sets forth the principles by which such Closing Net Cash Shortfall was calculated.

“Closing Net Cash Surplus” means the amount, if any, expressed as a positive number, by which the Company Closing Cash as set forth in the Closing Financial Certificate exceeds the Company Closing Debt as set forth in the Closing Financial Certificate.  Exhibit A-2 sets forth an illustrative calculation of Closing Net Cash Surplus hereunder, and sets forth the principles by which such Closing Net Cash Surplus was calculated.

“Closing Net Working Capital Shortfall” means the amount, if any, expressed as a negative number, by which the Company Closing Net Working Capital as set forth in Closing Financial Certificate is less than the Closing Net Working Capital Target; provided, however, that (i) if the Closing Net Working Capital Shortfall is less than or equal to ($1,000,000), then for all purposes of this Agreement, the Closing Net Working Capital Shortfall shall be deemed to be zero and (ii) if the Closing Net Working Capital Shortfall is greater than ($1,000,000) (i.e., a more negative number), then for all purposes of this Agreement, only the excess amount beyond ($1,000,000) will be counted as the Closing Net Working Capital Shortfall.  Exhibit A-3 sets forth an illustrative calculation of Closing Net Working Capital Shortfall hereunder, and sets forth the principles by which such Closing Net Working Capital Shortfall was calculated.

“Closing Net Working Capital Surplus” means the amount, if any, expressed as a positive number, by which the Company Closing Net Working Capital as set forth in the Closing Financial Certificate exceeds the Closing Net Working Capital Target; provided, however, that (i) if the Closing Net Working Capital Surplus is less than or equal to $1,000,000, then for all purposes of this Agreement, the Closing Net Working Capital Surplus shall be deemed to be zero and (ii) if the Closing Net Working Capital Surplus is greater than $1,000,000 (i.e., a more positive number), then for all purposes of this Agreement, only the excess amount beyond $1,000,000 will be counted as the Closing Net Working Capital Surplus. Exhibit A-4 sets forth an illustrative calculation of Closing Net Working Capital Surplus hereunder, and sets forth the principles by which such Closing Net Working Capital Surplus was calculated.

“Closing Net Working Capital Target” means negative $15,131,000.

“Code” means the Internal Revenue Code of 1986, as amended.

“Company Closing Cash” means, as of immediately prior to Closing, the Company’s and the Company Subsidiaries’ cash and cash equivalents (excluding Restricted Cash), marketable securities and the amounts of any received but uncleared checks, drafts and wires, as defined by and determined in accordance with GAAP and determined in a manner consistent with prior practice of the Company, but without giving effect to the transaction contemplated hereby.

“Company Closing Debt” means, immediately prior to Closing, the Company’s and the Company Subsidiaries’ Debt.  For clarity, Company Closing Debt will exclude any Debt incurred by the Company and Company Subsidiaries as a result of the Debt Financing.

“Company Closing Net Working Capital” means (i) the Company’s consolidated total current assets immediately prior to Closing (as defined by and determined in accordance with GAAP and, to the extent the Company’s Balance Sheet and past practice is consistent with GAAP, as GAAP is applied in the Company Balance Sheet and consistent with past practice, but without giving effect to the transaction contemplated hereby) less (ii) the Company’s consolidated total current liabilities immediately prior to Closing (as defined by and determined in accordance with GAAP and, to the extent the Company’s Balance Sheet and past practice is consistent with GAAP, as GAAP is applied in the Company Balance Sheet and consistent with past practice, but without giving effect to the transaction contemplated hereby).  For purposes of calculating the Company Closing Net Working Capital, (i) the Company’s current assets shall  exclude all Company Closing Cash and Restricted Cash, intercompany receivables, interest receivable, deferred financing costs, security deposits, non-operating receivables, income taxes receivable, and deferred income tax assets, and (ii) the Company’s current liabilities shall (A) include Seller Taxes and (B) reflect adjustments for the deferred revenue writedown, and (C) exclude all Company Closing Debt, intercompany payables, accrued income taxes, and deferred income tax liabilities. Exhibit B sets forth an illustrative calculation of Company Closing Net Working Capital.

“Company Intellectual Property” means any and all Intellectual Property and Intellectual Property Rights that are owned by (solely or jointly) or licensed to the Company or any Company Subsidiary, or that the Company or any Company Subsidiary otherwise has the right to use (or that the Company or any Company Subsidiary claims or purports to own or have a license with respect to or otherwise have a right to use).

“Company Software” means Software in the Owned Company Intellectual Property.

“Compliant” means, with respect to Required Information, such Required Information, when taken as a whole, does not or will not, in each case, with respect to the Company and Company Subsidiaries, when furnished, contain any untrue statement of a material fact or omit to state any material fact necessary in order to make such Required Information not misleading in light of the circumstances in which made.

“Continuing Employees” means (i) all employees (a) of the Company or any Company Subsidiary who at the Closing, continue their employment at the Company or any Company Subsidiary and (b) who are primarily engaged in providing services to the Company or any Company Subsidiary, and (ii) otherwise any employee who Seller and Purchaser mutually agree should be transferred pursuant to the Services Agreement.

“Contract” means any oral or written legally binding contract, subcontract, agreement, indenture, deed of trust, license, sublicense, note, bond, loan instrument, mortgage, lease, purchase or sales order, concession, franchise, option, insurance policy, benefit plan, guarantee and any similar legally binding arrangement, undertaking, commitment or pledge.

“control” (including the terms “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, partnership interests or other ownership interests, as trustee or executor, by contract or credit arrangement or otherwise.

“Copyrights” means any and all U.S. and foreign copyright rights, rights in mask works, and all other rights with respect to Works of Authorship and all registrations thereof and applications therefor (including moral and economic rights, however denominated).

“Debt” means, with respect to any person, the aggregate of the following:  (i) any obligation of such person (A) for borrowed money (including the current portion thereof), (B) under or relating to a letter of credit, bankers’ acceptance, note purchase facility, cash overdraft line, credit card line or the like (to the extent drawn) including intercompany debt (other than solely among the Company and Company Subsidiaries), (C) evidenced by a bond, note, debenture or similar instrument (including a purchase money obligation), (D) for the deferred purchase price of property or services including any earn-out, (E) under any capitalized or synthetic leases or (F) required to settle (as of the applicable time of determination) any hedging, swap or similar arrangements, (G) accrued severance payments or payments in respect of any benefit provided as part of a severance package, award agreement or similar arrangement,

(H) accrued annual or merit-based bonus payments, (I) accrued retention bonuses payable in respect of any benefit provided as part of a retention package, award agreement or similar arrangement (all of which arrangements are set forth on Section 3.11(c) of the Disclosure Schedule), (J) accrued partner commissions (salary, travel and entertainment and rent only); and (ii) any liability described in clause (i) of other persons to the extent guaranteed by such first person, or recourse to such first person or any of its assets, or that is otherwise the legal liability of such first person.  Debt includes (without duplication) (1) any and all accrued interest, success fees, prepayment premiums, make whole premiums or penalties and fees or expenses actually incurred (including attorneys’ fees) associated with the prepayment of any Debt and (2) any and all amounts of the nature described in clauses (i)(A)-(J) owed by such person to any of its affiliates.  For clarity, (i) with respect to the Company and Company Subsidiaries, Debt excludes trade payables and other similar liabilities incurred in the ordinary course of business consistent with past practice and (ii) the accruals contemplated by clauses (i)(H)-(I) (which, with respect to accruals contemplated by clause (H), will be accrued at target on a straight-line basis), will be on a proportionate basis up to immediately prior to the Closing (e.g., if a particular retention bonus vests over 24 months beginning on January 1, 2017 and the Closing Date is October 31, 2017, the accrual would be for 10/24ths of the bonus amount).

“Debt Marketing Documents” means customary bank books and syndication documents and materials, including confidential information memoranda, lender presentations, rating agency materials and presentations, and similar documents and materials required in connection with the Debt Financing, including the marketing and syndication thereof.

“Environmental Laws” means any Law relating to (i) releases or threatened releases of Hazardous Substances or materials containing Hazardous Substances, including the exposure of any individual to Hazardous Substances; (ii) the manufacture, handling, transport, transfer, use, recycling, treatment, storage, investigation, removal, remediation, exposure of others to, distribution or disposal of Hazardous Substances or materials containing Hazardous Substances; (iii) pollution, regulation or protection of the indoor or outdoor environment or natural resources or human health and safety as it relates to environmental protection, including, without limitation, CERCLA, 42 U.S.C. § 9601 et seq.; the Resource Conservation and Recovery Act, 42 U.S.C. §§ 6901 et seq.; the Hazardous Materials Transportation Act, §§ 49 U.S.C. App. 1801 et seq.; the Clean Water Act, 33 U.S.C. §§ 1251 et seq.; the Toxic Substances Control Act, 15 U.S.C. §§ 2601 et seq.; the Clean Air Act, 42 U.S.C. §§ 7401 et seq.; the Safe Drinking Water Act, 42 U.S.C. §§ 300f et seq.; and the Federal Insecticide, Fungicide and Rodenticide Act, 7 U.S.C. §§ 136 et seq. and their state and local counterparts; or (iv) any Laws governing or applicable to any product content including, without limitation, the European Union Directives 2002/96/EC (Waste Electrical and Electronic Equipment Directive) and 2002/95/EC (Restriction on the Use of Hazardous Substances).

“ERISA Affiliate” means any person that, together with the Company or any Company Subsidiary, would be deemed a “single employer” within the meaning of Section 414(b), (c), (m) or (o) of the Code or Section 4001 of ERISA.

“Exchange Act” means the Securities and Exchange Act of 1934, as amended.

“Excluded Liabilities” means those liabilities of Seller and its subsidiaries and affiliates set forth on Section 1.1(a) of the Disclosure Schedule.  Excluded Liabilities will be deemed to include any Transaction Expenses of the Seller and its subsidiaries or affiliates payable pursuant to Section 7.16 that have not been paid at Closing.

“Expense Reimbursement” means the documented out-of-pocket fees and expenses incurred by Purchaser, Siris Capital Group, LLC and their respective affiliates on or before the date upon which Purchaser terminates this Agreement in accordance with Section 9.1(f), in connection with the execution of this Agreement, the Share Purchase and any other Transactions, but not to exceed $5,000,000 in any event.

“Final Closing Cash” means the Company Closing Cash as finally determined pursuant to Section 2.3(b), Section 2.3(d) and/or Section 2.3(e).

“Final Closing Debt” means the Company Closing Debt as finally determined pursuant to Section 2.3(b), Section 2.3(d) and/or Section 2.3(e).

“Final Net Cash Shortfall” means the amount, if any, expressed as a negative number, by which the Final Closing Cash is less than the Final Closing Debt.

“Final Net Cash Surplus” means the amount, if any, expressed as a positive number, by which the Final Closing Cash exceeds the Final Closing Debt.

“Final Net Working Capital” means the Company Closing Net Working Capital as finally determined pursuant to Section 2.3(b), Section 2.3(d) and/or Section 2.3(e).

“Final Net Working Capital Shortfall” means the amount, if any, expressed as a negative number, by which the Final Net Working Capital is less than the Closing Net Working Capital Target; provided, however, that (i) if the Final Net Working Capital Shortfall is less than or equal to ($1,000,000), then for all purposes of this Agreement, the Final Net Working Capital Shortfall shall be deemed to be zero and (ii) if the Final Net Working Capital Shortfall is greater than ($1,000,000) (i.e., a more negative number), then for all purposes of this Agreement, only the excess amount beyond ($1,000,000) will be counted as the Final Net Working Capital Shortfall.

“Final Net Working Capital Surplus” means the amount, if any, expressed as a positive number, by which the Final Net Working Capital exceeds the Closing Net Working Capital Target; provided, however, that (i) if the Final Net Working Capital Surplus is less than or equal to $1,000,000, then for all purposes of this Agreement, the Final Net Working Capital Surplus shall be deemed to be zero and (ii) if the Final Net Working Capital Surplus is greater than $1,000,000 (i.e., a more positive number), then for all purposes of this Agreement, only the excess amount beyond $1,000,000 will be counted as the Final Net Working Capital Surplus.

“Governmental Authority” means any (i) nation, principality, state, commonwealth, province, territory, county, municipality, district or other jurisdiction of any nature; (ii) federal, state, local, municipal, foreign or other government; (iii) governmental or quasi-governmental authority of any nature (including any governmental division, subdivision, department, agency, bureau, branch, office, commission, council, board, instrumentality, officer, official, representative, organization, unit, body or entity and any court, arbitral body or other tribunal); or (iv) organization, entity or body or individual exercising, or entitled to exercise, any executive, legislative, judicial, administrative, regulatory, police, military or taxing authority or power of any nature (including stock exchanges).

“Hazardous Substances” means (i) those substances defined in or regulated as hazardous or toxic substances, materials or wastes under any Environmental Law; (ii) petroleum and petroleum products, including crude oil and any fractions thereof; (iii) natural gas, synthetic gas, and any mixtures thereof; (iv) polychlorinated biphenyls, asbestos and radon; (v) any other contaminant; and (vi) any biological or chemical substance, material or waste regulated or classified as hazardous, toxic, or radioactive by any Governmental Authority of competent jurisdiction pursuant to any Environmental Law; provided, that Hazardous Substances shall not include office and janitorial supplies that are safely maintained.

“Intellectual Property” means any and all (i) formulae, algorithms, procedures, processes, methods, techniques, know-how, ideas, creations, inventions, discoveries, and improvements (whether patentable or unpatentable and whether or not reduced to practice); (ii) Software, websites, content, images, graphics, text, photographs, artwork, audiovisual works, sound recordings, graphs, drawings, reports, analyses, writings, designs, mask works, and other works of authorship and copyrightable subject matter (“Works of Authorship”); (iii) databases and other compilations and collections of data or information (“Databases”); (iv) trademarks, trade names, service marks, service names, logos and design marks, trade dress, fictitious and other business names, brand names, collective membership marks, certification marks, slogans and other forms of indicia of origin, whether or not registrable as a trademark in any given jurisdiction, together with all goodwill associated with any of the foregoing (“Trademarks”); (v) domain names, uniform resource locators and other names and locators associated with the Internet (“Domain Names”); and (vi) confidential and proprietary information and other intangible materials not generally known to the public that that derive independent economic value from not being generally known or readily ascertainable (to the extent maintained as a trade secret or otherwise qualifying as a trade secret under applicable Law), including (A) any technical, engineering, manufacturing, product, marketing, servicing, financial, supplier, and other information and other intangible materials; (B) customer, vendor, and distributor lists, contact and registration information, and correspondence; and (C) any models, processes, procedures, drawings, component lists, plans, proposals, technical data, and formulae, algorithms, procedures, processes, methods, techniques, know-how, ideas, creations, inventions, invention disclosures inventor rights, discoveries, improvements (whether or not patentable and whether or not reduced to practice) (“Trade Secrets”).

“Intellectual Property Rights” means any and all rights recognized by any Governmental Authority anywhere in the world in the Intellectual Property, including (i) Patents; (ii) Copyrights; (iii) industrial design rights and registrations thereof and applications therefor; (iv) rights with respect to Trademarks, and all registrations thereof and applications therefor; (v) rights with respect to Domain Names, including registrations thereof and applications therefor; (vi) rights with respect to Trade Secrets, including rights to limit the use or disclosure thereof by any person; (vii) rights with respect to Databases, including registrations thereof and applications therefor; (viii) all claims and causes of action arising out of or related to any past, current or future infringement, misappropriation, interference or violation of any of the foregoing; and (ix) any rights equivalent or similar to any of the foregoing.

“Initial Invested Equity” shall mean $440,000,000.

“knowledge of the Company” means the knowledge of each of Ronald Prague, Stephen Waldis, Bob Garcia, Lawrence Irving, Pat Doran, Leif O’Leary and Daniel Rizer, including in each case the knowledge that such person would have obtained in the reasonable conduct of his or her duties after familiarizing himself or herself with the representations and warranties of the Company contained in Article 3 of this Agreement and after reasonable inquiry of his or her direct reports with operational responsibility for the matter in question. With respect to Intellectual Property and Intellectual Property Rights, the “reasonable conduct of his or her duties” does not require the Company or any of the individuals named in the previous sentence to conduct, have conducted, obtain, or have obtained any freedom-to-operate opinions or similar opinions of counsel or any clearance searches, and no knowledge of any third-party Intellectual Property Rights that would have been revealed by such inquiries, opinions, or searches will be imputed to the Company or any such individual.

“License Contract” means any Contract:  (i) pursuant to which the Company and the Company Subsidiaries obtained the right to use or practice rights under third-party Intellectual Property Rights that are used primarily in and are material to the conduct of the Company’s business as conducted on the date hereof, (ii) by which the Company or any Company Subsidiary has licensed or otherwise authorized a Third Party to use any Owned Company Intellectual Property, (iii) otherwise granting or restricting the right to use Company Intellectual Property and (iv) transferring, assigning or indemnifying with respect to the Company Intellectual Property, including, in each case, license agreements, settlement agreements and covenants not to sue; provided, “License Contracts” shall not include non-exclusive licenses granted to third parties in the ordinary course of business, Contracts substantially in the form of the Company’s or any Company Subsidiary’s standard agreements, Contracts with suppliers, distributors or customers entered into in the ordinary course of business or as otherwise contemplated by this Agreement and “shrink wrap,” “commercially available off the shelf software package” or “click through” licenses.

“Lien” means any liens, mortgages, encumbrances, pledges, security interests, options, rights of first refusal, or other charges of any kind or nature whatsoever.  For clarity, a non-exclusive license to Intellectual Property or Intellectual Property Rights shall not be considered a Lien hereunder.

“Lenders” shall mean the persons (other than the Company or any Company Subsidiary) that have committed to provide or arrange or have otherwise entered into agreements (including the Debt Commitment Letter), in each case, in connection with the Debt Financing in connection with the transactions contemplated hereby, and any joinder agreements or credit agreements entered into pursuant thereto; it being understood that Purchaser shall not be a Lender for any purposes hereunder.

“Lender Related Parties” means the Lenders, together with their respective affiliates, and the respective officers, directors, employees, partners, trustees, shareholders, controlling persons, agents and representatives of the foregoing, and their respective successors and assigns.

“Liquidity Event” shall mean, following the Closing Date, receipt by Purchaser of net cash proceeds from any sale of equity or assets of the Company, or a dividend or distribution to Purchaser in respect of the Company Shares.  In the event that Purchaser receives a dividend or distribution of, or the Company Shares are converted into or exchanged for, property other than cash, the Liquidity Event shall occur at such time as such property is converted into cash.

“Marketing Period” shall mean the first period of 15 consecutive business days after the date of this Agreement throughout which and at the end of which Seller has provided to Purchaser the Required Information (which shall be the same information throughout the period) and such Required Information is Compliant; provided that (A) November 24, 2017 shall not be included as a business day for such purpose and (B) if such period has not ended on or prior to December 18, 2017, then it will commence on or after January 2, 2018; provided, however, that the Marketing Period shall not be deemed to have been completed prior to November 13, 2017.  If Seller in good faith reasonably believes that it has provided the Required Information and that the Required Information is Compliant, it may deliver to Purchaser a written notice stating when it believes that it completed such delivery, in which case the Marketing Period shall be deemed to have commenced as of the date of delivery of such written notice unless Purchaser in good faith reasonably believes that Seller has not completed delivery of the Required Information that is Compliant and, within three (3) business days after the delivery of such notice by Seller, delivers a written notice to Seller to that effect, stating with specificity any elements of noncompliance and/or nonsatisfaction.

“Material Adverse Effect” means any result, event, occurrence, condition, circumstance, development, state of facts, change, effect (each an “Effect”), that has had, or that would reasonably be expected to have,  individually or when taken together with all other Effects, (a) a material adverse effect on the business, condition (financial or otherwise), assets (including intangible assets), liabilities or results of operations of the Company and the Company Subsidiaries, taken as a whole or (b) would reasonably be expected to materially impair the performance by Seller or the Company or its Subsidiaries of their respective obligations hereunder or the consummation of the transactions contemplated by this Agreement; provided, that none of the following Effects shall be deemed either alone or in combination to constitute, and none of the following shall be taken into account in determining whether there has been, a Material Adverse Effect:  (i) changes in the industry in which the Company operates; (ii) changes in the general economic or business conditions within the U.S. or other jurisdictions in which the Company has operations; (iii) general changes in the economy or securities, credit, financial or other capital markets of the U.S. or any other region outside of the U.S. in which the Company operates (including changes generally in prevailing interest rates, currency exchange rates, credit markets and price levels or trading volumes); (iv) earthquakes, fires, floods, hurricanes, tornadoes or similar catastrophes, or acts of terrorism, war, sabotage, national or international calamity, military action or any other similar event or any change, escalation or worsening thereof after the date hereof; (v) any change in GAAP or any change in Laws (or interpretation or enforcement thereof) applicable to the operation of the business of the Company and the Company Subsidiaries; (vi) any Effect, including loss of customers, suppliers, vendors, venue partners, business partners or employees of the Company and the Company Subsidiaries, as a result of the announcement or pendency of the Transactions; (vii) any failure to meet internal or published projections, forecasts or revenue or earning predictions for any period; provided that the underlying causes of such decline, change or failure, may be considered in determining whether there was a Material Adverse Effect; (viii) any actions taken, or failure to take any action, in each case, to which Purchaser has expressly given written approval or consent or that is affirmatively required by this Agreement; (ix) the identity of Purchaser or its affiliates; and (x) any failure to obtain the consent, waiver, approval or authorization of any Third Party or Governmental Authority in connection with the Share Purchase; provided that an Effect described in any of the foregoing clauses (i)-(iii) and (v) may be taken into account to the extent the Company and the Company Subsidiaries are disproportionately affected thereby relative to other peers of the Company and the Company Subsidiaries in the industries in which the Company and the Company Subsidiaries operate.

“Open Source” means Software that is generally made available in source code form and that is distributed as “free software,” “open source software” or under similar licensing or distribution terms (including the GNU General Public License (GPL), GNU Lesser General Public License (LGPL), Mozilla Public License (MPL), BSD licenses, the Artistic License, the Netscape Public License, the Sun Community Source License (SCSL), the Sun Industry Standards License (SISL), the Apache License and any license identified as an open source license by the Open Source Initiative (www.opensource.org)).

“Owned Company Intellectual Property” means any and all Intellectual Property and Intellectual Property Rights that are owned by (solely or jointly) the Company or any Company Subsidiary (or that Company or any Company Subsidiary claims or purports to own), including all Registered Company Intellectual Property set forth on Section 3.14(a) of the Disclosure Schedule.

“Patents” means any and all U.S. and foreign patent rights, including without limitation, rights in all (i) patents; (ii) pending patent applications, including all provisional applications, substitutions, continuations, continuations-in-part, divisions, renewals, and all patents granted thereon; (iii) patents-of-addition, reissues, reexaminations, confirmations, re-registrations, invalidations, and extensions or restorations by existing or future extension or restoration mechanisms, including supplementary protection certificates or the equivalent thereof; and (iv) foreign counterparts of any of the foregoing.

“Permitted Liens” means (i) Liens for Taxes that are not due and payable or, if due, are being contested in good faith by appropriate proceedings; (ii) Liens arising by operation of Law in favor of mechanics, carriers, workmen, warehousemen or repairmen, incurred in the ordinary course of business securing amount that are not yet due and payable or are being contested in good faith by appropriate proceedings; (iii) any obligations in respect of letters of credit and performance and construction bonds issued in the ordinary course of business consistent with past practice; (iv) zoning, building and other similar charges or encumbrances or irregularities in title that, in each case, only affect real property and that would not reasonably be expected to, individually or in the aggregate, materially impair the value of the subject asset for the purposes for which it is used in connection with the business or operations of the Company and the Company Subsidiaries or materially interfere with the use or occupancy thereof in connection therewith; and (v) non-exclusive licenses granted in the ordinary course of business consistent with past practice that would not reasonably be expected to, individually or in the aggregate, materially impair the continued use and operation of the assets to which they relate in the business of the Company and the Company Subsidiaries as presently conducted.

“person” means an individual, corporation, partnership, limited partnership, limited liability company, syndicate, person, trust, association, enterprise, society, estate, firm, joint venture, organization, entity or Governmental Authority.

“Prior Closing Date” means January 19, 2017 (the closing date under the Prior Merger Agreement).

“Prior Merger Agreement” means that certain Agreement and Plan of Merger dated as of December 5, 2016, by and among Seller, GL Merger Sub, Inc., a Delaware corporation and wholly-owned subsidiary of Seller, and the Company.

“Prior Reporting Period” means the period of time commencing with the closing of the initial public offering of the Company and ending with the closing of the acquisition of the Company by Seller, during which the Company was subject to the periodic reporting requirements of Section 13(a) of the Exchange Act.

“Purchaser Termination Fee” means an amount equal to $48,863,619.70.

“Registered Company Intellectual Property” means all Patents, registered Trademarks, applications to register Trademarks, registered Copyrights, applications to register Copyrights, and Domain Names included in the Owned Company Intellectual Property that are currently registered, recorded, or filed by, for, or in the name of Company or any Company Subsidiary.

“Representative” means the directors, officers, employees, agents (including financial and legal advisors) and other advisors and representatives of a person.

“Restricted Cash” means all cash that is not freely useable by Purchaser because it is subject to restrictions or limitations on use or distribution by Law, Contract or otherwise, or Taxes imposed on distributions thereof.

“SEC” means the Securities and Exchange Commission, or any successor thereto.

“Seller Taxes” means any liabilities or obligations for any (i) Taxes imposed on or with respect to the Company or any of the Company Subsidiaries for (A) any Pre-Closing Tax Period or (B) the pre-closing portion of any Straddle Period (determined in accordance with Section 7.11(b)); (ii) Taxes arising or resulting from a breach of any representation or warranty contained in Section 3.15 (without regard to any qualification thereof or disclosed exception thereto); (iii) Taxes for which Seller is liable under Section 7.11(a); and (iv) Taxes of any other person (other than the Company or any of the Company Subsidiaries) for which the Company or any of the Company Subsidiaries is liable (A) by reason of being included in any fiscal unity or consolidated, affiliated, combined or unitary group at any time on or before the Closing Date, pursuant to Treasury Regulations Section 1.1502-6 (or any similar provision of state, local, or foreign Law), (B) as a transferee or successor of such person on or prior to the Closing Date or

(C) pursuant to any Tax allocation, indemnity or sharing agreement entered into on or before the Closing Date (other than (x) any such agreement solely among the Company and the Company Subsidiaries and (y) any indemnification provisions for Taxes contained in credit agreements, leases or other commercial agreements the primary purposes of which do not relate to Taxes.

“Shared Contract” means all Contracts of the Seller and its subsidiaries or affiliates (other than the Company and the Company Subsidiaries) relating in part, but not exclusively, to the Company and the Company Subsidiaries, including Contracts listed or described in Section 7.18 of the Disclosure Schedules.

“Software” means all (i) computer programs and other software, including software implementations of algorithms, models, and methodologies, whether in source code, object code or other form, including libraries, subroutines and other components thereof; (ii) screens, user interfaces, command structures, report formats, templates, menus, buttons and icons; (iii) descriptions, flow-charts, architectures, development tools, and other materials used to design, plan, organize and develop any of the foregoing; and (iv) all documentation, including development, diagnostic, support, user and training documentation related to any of the foregoing.

“Sponsors” mean Siris Partners III, L.P. and Siris Partners III Parallel, L.P.

“Systems” means all the computer, information technology and data processing systems, facilities and services used by the Company and Company Subsidiaries, including all hardware, networks, communications facilities, platforms and related systems and services in the custody or control of the Company and Company Subsidiaries.

“subsidiary” or “subsidiaries” means, when used with reference to a party, any corporation or other organization, whether incorporated or unincorporated, of which such party or any other subsidiary of such party is a general partner (excluding partnerships the general partnership interests of which held by such party or any subsidiary of such party do not have a majority of the voting interests in such partnership) or serves in a similar capacity, or, with respect to such corporation or other organization, at least a majority of the securities or other interests having by their terms ordinary voting power to elect a majority of the board of directors or others performing similar functions is directly or indirectly owned or controlled by such party or by any one or more of its subsidiaries, or by such party and one or more of its subsidiaries.

“Support Assets” shall mean immaterial, non-essential assets, such as paper pads, toner and ink cartridges for printers or photocopiers, writing instruments (such as pens, pencils, highlighters and erasers), binding or fastening devices (such as staplers and staples, velobinders and three-ring binders, paper clips and glue), cleaning supplies, bathroom supplies, kitchen supplies, kitchen utensils and kitchen small appliances and other tangible supplies, that are not significant to the running of the Company and the Company Subsidiaries in the ordinary course of business and (ii) “shrink wrap,” “commercially available off the shelf software package”, “click through” and other similar non-exclusive licenses (and maintenance and support services for the foregoing) with an aggregate cost less than $100,000 per year in the aggregate.

“Tax” or “Taxes” means all U.S. federal, state, local, non-U.S. and other net income, gross income, gross receipts, value-added, sales, use, ad valorem, customs duties, capital stock,

environmental (including taxes under Section 59A of the Code), transfer, franchise, profits, license, lease, service, service use, withholding, payroll, employment, excise, registration, severance, stamp, occupation, premium, real property, personal property, windfall profits, customs, duties, alternative or add-on minimum, estimated, or other taxes, fees, assessments or charges in the nature of a tax, together with any interest, any penalties or additions to tax with respect thereto, whether disputed or not, including any fees or penalties imposed on a person in respect of any information Tax Return made to a Governmental Authority of competent jurisdiction.

“Tax Authority” means any Governmental Authority responsible for the imposition, administration, assessment, and/or collection of any Tax.

“Tax Returns” means all returns and reports, elections, declarations, disclosures, schedules, estimates and information returns, including any schedule or attachment thereto, supplied or required to be supplied to a Governmental Authority of competent jurisdiction (or any agent thereof) relating to Taxes.

“Third Party” means any person other than Purchaser and its subsidiaries and the respective Representatives of Purchaser and its subsidiaries.

“Total Share Purchase Consideration” means (i) $977,272,394, plus (ii) the Closing Net Cash Surplus (if any), plus (iii) the Closing Net Cash Shortfall (if any) (expressed as a negative number), plus (iv) the Closing Net Working Capital Surplus (if any), plus (v) the Closing Net Working Capital Shortfall (if any) (expressed as a negative number).

“Transaction Tax Deductions” means any item of loss or deduction resulting from or attributable to Transaction Expenses.

“U.S.” means United States of America.

“Willful and Material Breach” means a material breach that is a consequence of a deliberate act undertaken by the breaching party or the deliberate failure by the breaching party to take an act it is required to take under this Agreement, with knowledge that the taking of or failure to take such act would, or would reasonably be expected to, cause a breach of this Agreement.

The following terms have the meaning set forth in the Sections set forth below:

Defined Term	Location of Definition
Agreement	Preamble
Alternative Financing	7.9(c)
Annual Financial Statements	3.8(b)
Books and Records	7.12(a)
Bribery Act	3.22(a)
Business Guarantees	7.14
Cap	10.3(b)
Claim	10.4(a)

Defined Term	Location of Definition
Claims Period	10.4(b)
Closing	2.1
Closing Date	2.1
Commitment Letters	5.4(b)
Company	Preamble
Company Balance Sheet	3.8(c)
Company Benefit Plans	3.11(a)
Company Common Stock	Recitals
Company Fundamental Representations	8.2(a)
Company Leased Real Property	3.13(b)
Company Guarantees	7.14(a)
Company Material Contracts	3.17(a)
Company Products	3.14(p)
Company Securities	3.3(c)
Company Shares	Recitals
Company Subsidiary	3.1(b)
Confidentiality Agreement	7.1(b)
Contested Claim	10.6(b)
Contingent Consideration	2.5(a)
Customer Contracts	3.19
Damages	10.2(a)
Databases	1.1
De Minimis Threshold	10.3(a)
Debt Commitment Letter	5.4(b)
Debt Fee Letter	5.4(c)
Debt Financing	5.4(b)
Deductible	10.3(a)
Delaware Courts	11.6(b)
Disclosure Cap	10.3(b)
Disclosure Condition	8.2(h)
Disclosure Schedule	Article 3
Domain Names	1.1
EEOC	3.12(b)
Effect	1.1
Equity Commitment Letter	5.4(b)
Equity Financing	5.4(b)
ERISA	3.11(a)
FCPA	3.22(a)
Final Balance	2.3(f)
Final Negative Amount	2.3(g)
Final Positive Amount	2.3(g)
Financial Statements	3.8(b)
Financing	5.4(b)
Financing Agreements	7.9(a)(ii)
Fundamental Representation Cap	10.3(b)

Defined Term	Location of Definition
GAAP	3.8(b)
Government Official	3.22(b)
HSR Act	3.5(b)
Interim Financial Statements	3.8(b)
IRS	3.11(a)
Law	3.5(a)
Limited Guarantee	5.6
Multiemployer Plan	3.11(b)
Multiple Employer Plan	3.11(b)
New Commitment Letter	7.9(c)
Non-Party Affiliate	11.12
Notice of Claim	10.4(a)
Notice of Objection	2.3(b)
Order	8.1(a)
Outside Date	9.1(b)(i)
Permits	3.7
Pre-Closing Tax Period	7.11(c)
Pre-Closing Tax Returns	7.11(c)
Purchase Price Calculations	2.3(b)
Purchaser	Preamble
Purchaser Adjustment Notice	2.3(b)
Purchaser Indemnifiable Matters	10.2(b)
Purchaser Indemnified Person	10.2(a)
Purchaser Indemnified Persons	10.2(a)
Purchaser Plans	7.3(d)
Purchaser Related Parties	9.3(d)
Required Information	7.10(a)(i)
Reviewing Accountant	2.3(e)
Sanctions Laws	3.23
SEC Reports	3.8(a)
Securities Act	3.8(a)
Seller	Preamble
Seller Credit Agreement	7.10(d)
Seller Fundamental Representations	10.1(a)
Seller Indemnifiable Matters	10.2(a)
Seller Indemnified Person	10.2(b)
Seller Indemnified Persons	10.2(b)
Seller Related Parties	9.3(d)
Share Purchase	Recitals
Shared Services	7.15
SOX	3.8(a)
Sufficiency Cap	10.3(b)
Straddle Period	7.11(b)
Straddle Period Tax	7.11(b)
Straddle Period Tax Returns	7.11(d)

Defined Term	Location of Definition
Tax Benefit	10.3(f)
Tax Cost	10.3(f)
Tax Proceeding	7.11(e)
Third Party Claim	10.4(a)
Trade Secrets	1.1
Trademarks	1.1
Transactions	3.4
Transaction Expenses	7.16
Transfer Taxes	7.11(a)
US Benefit Plans	3.11(a)
Works of Authorship	1.1

2.                                      The Share Purchase.

2.1            Closing.  Upon the terms and conditions set forth herein, the closing of the Share Purchase (the “Closing”) will take place (a) at the offices of Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP, at One Marina Park Drive, Suite 900, Boston, Massachusetts, at 10:00 a.m. (local time) as soon as reasonably practicable (but no later than two (2) business days) following the satisfaction or (to the extent permitted by applicable Law) waiver of the conditions set forth in Article 8 (excluding conditions that, by their terms, are to be satisfied or (to the extent permitted by applicable Law) waived on the Closing Date, but subject to the satisfaction or (to the extent permitted by applicable Law) waiver of such conditions on the Closing Date); provided, however, that if the Marketing Period has not ended at least three (3) business days prior to the date on which the Closing would otherwise occur, the Closing shall instead occur on the earlier to occur of (i) a business day during the Marketing Period specified by Purchaser on no fewer than three (3) business days written notice to Seller (it being understood that such date may be conditioned on the simultaneous completion of the Financing) and (ii) the second (2nd) business day following the final day of the Marketing Period (subject, in the case of each of the foregoing clauses (i) and (ii), to the satisfaction or (to the extent permitted by applicable Law) waiver of all of the conditions set forth in Article 8 (excluding conditions that, by their terms, are to be satisfied or (to the extent permitted by applicable Law) waived on the Closing Date, but subject to the satisfaction or (to the extent permitted by applicable Law) waiver of such conditions on the Closing Date) as of the date determined pursuant to this proviso); or (b) at such other time, date or place as agreed to in writing by Purchaser and Seller.   The date on which the Closing occurs is referred to in this Agreement as the “Closing Date.”

2.2            Purchase and Sale of Company Shares.  At the Closing, upon the terms and subject to the conditions contained herein, (a) Seller will sell, convey, transfer, assign and deliver to Purchaser, and Purchaser will purchase and acquire from Seller, all of the issued and outstanding Company Shares, free and clear of all Liens, and (b) as full and complete consideration for the sale and transfer of all of the issued and outstanding Company Shares, Purchaser shall pay (or cause to be paid) to Seller the Total Share Purchase Consideration, paid by wire transfer of immediately available funds to the bank account designated in writing by Seller to Purchaser.  Immediately following the Closing, Seller will pay

$5 million to Purchaser as partial reimbursement of the out-of-pocket fees and expenses incurred by Purchaser, Siris Capital Group, LLC and their respective affiliates in connection with the execution of this Agreement, the Share Purchase and any other Transactions.

2.3            Net Cash Adjustment and Net Working Capital Adjustment.

(a)                                 The Company shall deliver the Closing Financial Certificate to Purchaser not later than four (4) business days prior to the Closing Date. Following the delivery of the Closing Financial Certificate and until two (2) Business Days prior to the Closing Date, Purchaser shall have a reasonable opportunity to review and discuss with Seller the Closing Certificate.  Seller will consider Purchaser’s comments in good faith and shall have the right, but not the obligation, to adjust the Closing Certificate as a result of such discussions.

(b)                                 Within ninety (90) days after the Closing, Purchaser  shall prepare and deliver to Seller a written notice (the “Purchaser Adjustment Notice”) setting forth Purchaser’s calculation of the Company Closing Cash, Company Closing Debt and Company Closing Net Working Capital (the “Purchase Price Calculations”), and the amount by which the Company Closing Cash, Company Closing Debt and Company Closing Net Working Capital as calculated by Purchaser is greater or less than the Company Closing Cash, Company Closing Debt and Company Closing Net Working Capital as set forth in the Closing Financial Certificate, in each case together with supporting documentation, information and calculations. Any matters not expressly set forth in the Notice of Objections shall be deemed to have been accepted by Seller. If, for any reason, Seller fails to deliver the Notice of Objection within the time period required by Section 2.3(c), the amounts set forth in the Purchase Price Calculations delivered by Purchaser to Seller shall be considered for all purposes of this Agreement as being the Final Closing Cash, Final Closing Debt and Final Net Working Capital.

(c)                                  Seller may object to the calculation of the Company Closing Cash, Company Closing Debt or Company Closing Net Working Capital set forth in the Purchaser Adjustment Notice by providing written notice of such objection to Purchaser within thirty (30) days after Purchaser’ delivery of the Purchaser Adjustment Notice (the “Notice of Objection”), together with supporting documentation, information and calculations (including Seller’s calculation of the Company Closing Cash, Company Closing Debt and Company Closing Net Working Capital).

(d)                                 If Seller timely provides the Notice of Objection, then Purchaser and Seller shall confer in good faith for a period of up to fifteen (15) business days following Purchaser’s timely receipt of the Notice of Objection in an attempt to resolve any disputed matter set forth in the Notice of Objection, and any resolution by them shall be in writing and shall be final and binding. Any such resolution shall be considered for all purposes of this Agreement as being the Final Closing Cash, Final Closing Debt and Final Net Working Capital.

(e)                                  If, after the fifteen (15) business day period set forth in Section 2.3(d), Purchaser and Seller cannot resolve any matter set forth in the Notice of Objection, then Purchaser and Seller shall engage a nationally recognized auditing firm acceptable to both Purchaser and Seller, which firm shall, to the maximum extent reasonably practicable, be independent with respect to Purchaser and Seller (the “Reviewing Accountant”) to review only the matters in the Notice of Objection (including the supporting documentation, information and calculations) that are still disputed by Purchaser and Seller and the Purchase Price Calculations to the extent relevant thereto.  After such review and a review of Seller’s relevant books and records, the Reviewing Accountant shall promptly (and in any event within sixty (60) days following its engagement) determine the resolution of such remaining disputed matters in accordance with the terms of this Agreement, and shall set forth such determination in reasonable detail in a written notice and deliver such notice to both parties, which determination shall be final and binding on the parties hereto (except in the case of fraud or manifest error). The Reviewing Accountant’s calculation of the Company Closing Cash, Company Closing Debt and Company Closing Net Working Capital shall be, with respect to any specific discrepancy or disagreement, no greater than the higher amount calculated by Purchaser or Seller, as the case may be, and no lower than the lower amount calculated by Purchaser or Seller, as the case may be  (it being understood that the calculations of the Company Closing Cash, Company Closing Debt and Company Closing Net Working Capital set forth in the Purchaser Adjustment Notice and the Notice of Objection may not thereafter be varied by Purchaser or Seller, as applicable, in the dispute resolution process involving the Reviewing Accountant).  The Reviewing Accountant’s calculation of the Company Closing Cash, Company Closing Debt and Company Closing Net Working Capital shall be shall be considered for all purposes of this Agreement as being the Final Closing Cash, Final Closing Debt and Final Net Working Capital.  The fees, costs and expenses of the Reviewing Accountant shall be borne by Purchaser, on the one hand, and by Seller, on the other, based upon the percentage which the portion of the contested amounts not awarded to each party bears to the total amounts contested by such party.

(f)                                   The “Final Balance” means the sum of the following:

(i)                                     if the Final Net Cash Shortfall or the Final Net Cash Surplus, as applicable, is less than the Closing Net Cash Shortfall or Closing Net Cash Surplus, as applicable, such difference (expressed as a negative number);

(ii)                                  if the Final Net Cash Shortfall or Final Net Cash Surplus, as applicable, is greater than the Closing Net Cash Shortfall or Closing Net Cash Surplus, as applicable, such difference (expressed as a positive number);

(iii)                               if the Final Net Working Capital Shortfall or the Final Net Working Capital Surplus, as applicable, is less than the Closing Net Working Capital Shortfall or Closing Net Working Capital Surplus, as applicable, such difference (expressed as a negative number); and

(iv)                              if the Final Net Working Capital Shortfall or Final Net Working Capital Surplus, as applicable, is greater than the Closing Net Working Capital Shortfall or Closing Net Working Capital Surplus, as applicable, such difference (expressed as a positive number).

(g)                                  If the Final Balance is a negative number (the “Final Negative Amount”), then Seller shall pay to Purchaser without any dispute by Seller, the full amount of the Final Negative Amount within two (2) Business Days from when the Final Balance is determined in accordance with the provisions of Section 2.3.  If the Final Balance is a positive number (the “Final Positive Amount”), then Purchaser shall pay to Seller the Final Positive Amount within two (2) Business Days from when the Final Balance is determined in accordance with the provisions of Section 2.3. If either fails to pay in a timely manner the amounts due pursuant to this Section 2.3(g), that party shall pay interest on such amounts at the prime rate of Bank of America, N.A. in effect from time to time from the date such payment was required to be made hereunder. For purposes of the calculations in Section 2.3(f), in the case of comparing two negative numbers, “less than” shall result in a larger negative number.

(h)                                 For clarity, the process set forth in this Section 2.3 shall be the exclusive remedy of Purchaser for disputes related to calculation of the Company Closing Cash, Company Closing Debt, Company Closing Net Working Capital, the Closing Financial Certificate, the Purchaser Adjustment Notice, the Notice of Objection and any amounts set forth therein, except in cases of fraud.

2.4            Withholding Rights.  Purchaser shall be entitled to deduct and withhold from the amounts otherwise payable pursuant this Agreement such amounts as are required to be deducted and withheld with respect to the making of such payment under the Code and the treasury regulations promulgated thereunder, or any provision of state, local or foreign Tax law.  To the extent that amounts are so deducted and withheld, and timely paid over to the appropriate Government Authority, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the person in respect of which such deduction and withholding was made.

2.5            Contingent Consideration.

(a)                                 Once Purchaser and its affiliates receive cash consideration from one or a series of Liquidity Events in excess of the Initial Invested Equity, Purchaser shall pay to Seller any such excess from such Liquidity Event or Liquidity Events or future Liquidity Events (the “Contingent Consideration”); provided that in no event shall the Contingent Consideration payable pursuant to this Section 2.5 be greater than twenty-five million dollars ($25 million) in the aggregate, as may be reduced by 10.3(b).  In the event of a Liquidity Event that is a business acquisition or combination transaction in which Company Shares are converted into publicly-traded securities, upon written request of Seller made on or following the date on which such securities are freely transferrable by Purchaser (or its affiliates), Purchaser will transfer to Seller, the Contingent Consideration then owed as a result of such Liquidity Event (if previously not paid) in the form of such securities in lieu of cash (valued by Purchaser by reference to the reported closing trading price on the date prior to such transfer), provided it is then legally and contractually permissible to do so in a private transfer that is unregistered under applicable securities laws.

(b)                                 Purchaser and Seller agree to treat (and cause their respective affiliates to treat) any Contingent Consideration paid to Seller as an adjustment to the Total Share Purchase Consideration paid by Purchaser pursuant to this Agreement for all Tax purposes.

3.                                      Representations and Warranties of the Company.

Except as disclosed in a document of even date herewith delivered by the Company to Purchaser prior to the execution and delivery of this Agreement and referring by section or sub-section number to the representations and warranties in this Agreement (the “Disclosure Schedule”), (provided that an item disclosed in any Section shall be deemed to have been disclosed for each other Section of this Agreement to the extent the relevance of such disclosure to such other section of this Agreement is reasonably apparent on the face of such disclosure) and except as disclosed in the reports, schedules, forms, statements and other documents filed by the Company with, or furnished by the Company to, the SEC and publicly available prior to the date of this Agreement (but excluding any risk factor disclosure under the heading “Risk Factors” and any disclosure of risks included or referenced in any “forward-looking statements” disclaimer, or any other disclosures included in any such report, schedule, form, statement or other document to the extent they are precatory, predictive or forward-looking in nature), the Seller and the Company hereby represent and warrant to Purchaser as follows:

3.1            Organization and Qualification; Company Subsidiaries.

(a)                                 The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware.  The Company has the requisite corporate power and authority to own, lease and operate all of its properties and assets and to carry on its business as it is now being conducted, except where such failure, individually or in the aggregate, would not have, or would not be reasonably likely to have, a Material Adverse Effect.  The Company is duly qualified or licensed as a foreign corporation to do business, and is in good standing, in each jurisdiction where the character of the properties owned, leased or operated by it or the nature of its business makes such qualification or licensing necessary, except where the failure to be so duly qualified or licensed and in good standing, individually or in the aggregate, would not have a Material Adverse Effect.

(b)                                 Section 3.1(b) of the Disclosure Schedule contains a complete and accurate list, as of the date of this Agreement, of the name and jurisdiction of organization of each subsidiary of the Company (each a “Company Subsidiary”).  Each Company Subsidiary is duly organized, validly existing and, to the extent applicable, in good standing under the laws of the jurisdiction of its organization and has the requisite power and authority to own, lease and operate all of its properties and assets and to carry on its business as it is now being conducted, except where the failure, individually or in the aggregate, would not have, or would not be reasonably likely to have, a Material Adverse Effect.

(c)                                  Except as set forth on Section 3.1(c) of the Disclosure Schedule, the Company does not directly or indirectly own any equity or similar interest in, or any interest convertible into or exchangeable or exercisable for any equity or similar interest in, any corporation, partnership, joint venture or other business association or entity.

3.2            Certificate of Incorporation and Bylaws.  The Company has heretofore made available to Purchaser a complete and correct copy of the Certificate of Incorporation and the Bylaws or equivalent organizational documents, each as amended to date, of the Company and each material Company Subsidiary.  Such Certificate of Incorporation, Bylaws or equivalent organizational documents are in full force and effect.  Neither the Company nor any Company Subsidiary is in violation of any of the provisions of its Certificate of Incorporation, Bylaws or equivalent organizational documents.

3.3            Capitalization.

(a)                                 The authorized capital stock of the Company consists solely of one thousand (1,000) Company Shares, all of which are issued and outstanding as of the date of this Agreement.  All issued and outstanding Company Shares are held by Seller.

(b)                                 All issued and outstanding Company Shares are validly issued, fully paid and non-assessable and are issued free of any preemptive rights created by the Certificate of Incorporation or Bylaws or any Contract to which the Company is a party.

(c)                                  As of the date of this Agreement there are no outstanding (i) options, warrants or other rights, Contracts, arrangements or commitments of any character relating to the issued or unissued capital stock of the Company or any Company Subsidiary or obligating the Company or any Company Subsidiary to issue or sell any shares of capital stock of, or other equity interests in (or any securities convertible into or exchangeable for such equity interests), the Company or any Company Subsidiary, (ii) shares of capital stock of or other voting securities or ownership interests in the Company or any Company Subsidiary or (iii) restricted shares, restricted share units, stock appreciation rights, performance shares, contingent value rights, “phantom” stock or similar securities or rights that are derivative of or provide economic benefits based, directly or indirectly, on the value or price of, any capital stock or other voting securities (including any bonds, debentures, notes or other indebtedness having voting rights or convertible into or exchangeable for securities having voting rights) or ownership interests in the Company or any Company Subsidiary (the items in clauses (i), (ii) and (iii) being referred to collectively as the “Company Securities”).

(d)                                 There are no voting trusts or other Contracts to which the Company or any Company Subsidiary is a party with respect to the voting of any capital stock of, or other equity interest in, the Company or any Company Subsidiary.

(e)                                  As of the date of this Agreement, there are no outstanding contractual obligations of the Company or any Company Subsidiary to repurchase, redeem or otherwise acquire any Company Shares or any other Company Securities or any capital stock of any Company Subsidiary or to provide funds to, or make any investment (in the form of a loan, capital contribution or otherwise) in, any Company Subsidiary or any other person.  Each outstanding share of capital stock of each Company Subsidiary is duly authorized, validly issued, fully paid and non-assessable and was issued free of any preemptive rights created by the organizational documents of such Company Subsidiary or any Contract to which such Company Subsidiary is a party, and each such share is owned by the Company or another Company Subsidiary free and clear of all Liens or Contracts or other limitations on the Company’s or any Company Subsidiary’s voting rights.  All of the issued and outstanding shares of capital stock of each Company Subsidiary are owned by the Company or another Company Subsidiary, except as disclosed on Section 3.3(e) of the Disclosure Schedule.

3.4            Authority Relative to this Agreement.  The Company has all necessary corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby (collectively, the “Transactions”).  The execution, delivery and performance of this Agreement by the Company and the consummation by the Company of the Transactions have been duly and validly authorized by all necessary corporate action, and no other corporate proceedings on the part of the Company are necessary to authorize this Agreement or to consummate the Transactions.  This Agreement has been duly and validly executed and delivered by the Company and, assuming the due authorization, execution and delivery by Purchaser, constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except that (i) such enforcement may be subject to applicable bankruptcy, insolvency, reorganization, moratorium or other similar laws, now or hereafter in effect, affecting creditors’ rights generally, and (ii) the remedy of specific performance and injunctive and other forms of equitable relief may be subject to equitable defenses and to the discretion of the court before which any proceeding therefor may be brought.

3.5            No Conflict; Required Filings and Consents.

(a)                                 The execution and delivery of this Agreement by the Company does not, and the performance of this Agreement by the Company will not, (i) conflict with or violate the Certificate of Incorporation or Bylaws or equivalent organizational documents of the Company or any Company Subsidiary, (ii)  require any consent, approval, authorization or permit of, or filing with or notification to, any Governmental Authority, other than the consents described in Section 3.5(b) and the consents listed in Section 3.5(a) of the Disclosure Schedule, (iii) conflict with or violate any U.S. or non-U.S. law, including any statute, controlling common law, ordinance, regulation, rule, code, executive order, injunction, judgment, decree or other order of a Governmental Authority of competent jurisdiction (“Law”) applicable to the Company or any Company Subsidiary or by which any property or asset of the Company or any Company Subsidiary is bound or affected or (iv) result in any breach of or constitute a default (or an event that, with notice or lapse of time or both, would become a default or breach) under, or give to others any right of termination, amendment, acceleration or cancellation of, or result in the creation of a Lien on any property or asset of the Company or any Company Subsidiary pursuant to, or result in the loss of a material benefit under any Company Material Contract or material Permit to which the Company or any Company Subsidiary is a party or to which any material property, right or asset of the Company or any Company Subsidiary is bound or affected, except, with respect to clauses (ii) — (iv), for any such conflicts, violations, breaches, defaults or other occurrences that, individually or in the aggregate, would not reasonably be expected to (x) prevent or delay beyond the Outside Date the consummation of the Share Purchase or any other Transactions or (y)  be material to the Company and the Company Subsidiaries taken as a whole.

(b)                                 The execution and delivery of this Agreement by the Company does not, and the performance of this Agreement by the Company will not, require any consent, approval, waiting period expiration or termination, authorization or permit of, or filing with or notification to, any Governmental Authority of competent jurisdiction, except (i) under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”) and under any other applicable Antitrust Laws, and similar requirements in foreign countries regarding antitrust or competition matters and any associated consents, approvals, authorizations, waiting period terminations, or permits, and (ii) where the failure to obtain such consents, approvals, waiting period expirations or terminations, authorizations or permits, or to make such filings or notifications, individually or in the aggregate, would not reasonably be expected to (x) prevent or delay beyond the Outside Date the consummation of the Share Purchase or any other Transactions or (y)  be material to the Company and the Company Subsidiaries taken as a whole.

3.6            Sufficiency of Assets; Title to Assets; .

(a)                                 On the Closing Date, the Owned Company Intellectual Property and other Company Intellectual Property, other assets and properties of the Company and Company Subsidiaries, Company Material Contracts, other Contracts of the Company and Company Subsidiaries, Company Leased Real Property, Systems and Permits, together with the services to be provided to Purchaser, the Company or Company Subsidiaries by Seller under the Services Agreement (to the extent services are derived from  Support Assets), will constitute all of assets necessary to conduct the business of the Company and the Company Subsidiaries immediately following the Closing in the same manner, in all material respects, as such business was conducted on the date of this Agreement and as of the Prior Closing Date. Except for (i) certain general corporate or other overhead services provided by the Seller or its subsidiaries to the Company and any Company Subsidiary since the Prior Closing Date and (ii) the assets to be used to provide the services to be provided to Purchaser, the Company or Company Subsidiaries by Seller under the Services Agreement, Seller and its subsidiaries (excluding the Company and any Company Subsidiary) do not, and, immediately following the Closing, will not (x) own, license, lease or have any right with respect to any asset, real property, Intellectual Property or System, (y) be party to or have any right with respect to any Contract or (z) receive any benefit under or have right with respect to any Permit, in each case which are necessary to run the business of the Company and the Company Subsidiaries, in each case and in all material respects, as such business was conducted on the date of this Agreement and as of the Prior Closing Date (other than Support Assets).

(b)                                 Except as set forth in Section 3.6 of the Disclosure Schedules, the Company and the Company Subsidiaries, in the aggregate, have good and legal or beneficial ownership to, or valid leasehold interests in or valid rights under contract to use, all the personal properties and assets reflected on the Financial Statements or acquired by the Company and Company Subsidiaries since June 30, 2017 (subject to customary changes reflecting ordinary course operations (e.g., expenditures of cash, collections of accounts receivable, sales of inventory) free and clear of any Liens (other than (i) Permitted Liens and (ii) Liens granted pursuant to any lease of machinery, equipment, motor vehicles, furniture or other personal property).

(c)                                  Since January 19, 2017, the Company and the Company Subsidiaries have taken commercially reasonable steps to provide for the remote-site back-up of data and information critical to the Company and the Company Subsidiaries (including such data and information that is stored on magnetic or optical media in the ordinary course of business) in a commercially reasonable attempt to avoid material disruption or interruption to the business of the Company and the Company Subsidiaries.  The Company and the Company Subsidiaries

currently have in place commercially reasonable disaster recovery and business continuity plans and procedures.

3.7            Permits; Compliance.  Each of the Company and the Company Subsidiaries is in possession of all franchises, grants, authorizations, licenses, permits, easements, variances, exceptions, consents, certificates, certifications, approvals and orders of any Governmental Authority of competent jurisdiction, including with respect to any Environmental Laws, necessary for each of the Company or the Company Subsidiaries to own, lease and operate its properties or to carry on its business as it is now being conducted (the “Permits”), except where the failure to have, or the suspension or cancellation of, any of the Permits, individually or in the aggregate, would not reasonably be expected to (x) prevent or delay beyond the Outside Date the consummation of the Share Purchase or any other Transactions or (y) be material to the Company and the Company Subsidiaries taken as a whole.  No suspension or cancellation of any of the Permits is pending or, to the knowledge of the Company, threatened, and there have occurred no defaults under, or events giving rise to a right of termination, amendment or cancellation of any such Permits (with or without notice, the lapse of time or both), except where the failure to have, or the suspension or cancellation of any of the Permits, individually or in the aggregate, would not reasonably be expected to (x) prevent or delay beyond the Outside Date the consummation of the Share Purchase or any other Transactions or (y) be material to the Company and the Company Subsidiaries taken as a whole.  The Company and all Company Subsidiaries are, and have been since January 1, 2015, in material compliance with all Law applicable to the Company or any Company Subsidiary or by which any property or asset of the Company or any Company Subsidiary is bound or affected, or any Permit to which the Company or any Company Subsidiary is a party or by which the Company or any Company Subsidiary or any property or asset of the Company or any Company Subsidiary is bound, except for any such conflicts, defaults, breaches or violations that, individually or in the aggregate, would not reasonably be expected to (x) prevent or delay beyond the Outside Date the consummation of the Share Purchase or any other Transactions or (y) be material to the Company and the Company Subsidiaries taken as a whole.  As of the date of this Agreement, neither the Company nor any of the Company Subsidiaries has received any written notice from any Governmental Authority of competent jurisdiction alleging that it is not in compliance in all material respects with any Law, except where such non-compliance, individually or in the aggregate, would not reasonably be expected to (x) prevent or delay beyond the Outside Date the consummation of the Share Purchase or any other Transactions or (y) be material to the Company and the Company Subsidiaries taken as a whole.

3.8            SEC Filings; Financial Statements.

(a)                                 Other than as listed in Section 3.8(a) of the Disclosure Schedule, the Company filed all forms, reports and other documents required to be filed or furnished by it with the SEC from January 1, 2015 to the end of the Prior Reporting Period (such documents, including any amendments thereto, the “SEC Reports”).  Each SEC Report (x) complied as to form in all material respects with the applicable requirements of the Securities Act of 1933, as amended (the “Securities Act”), or the Exchange Act, as the case may be, and the Sarbanes-Oxley Act of 2002 (“SOX”) and the applicable rules and regulations promulgated thereunder, and (y) did not, at the time it was filed (or, if amended, as of the date of such amendment), contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading.  No Company Subsidiary has been or is required to file any form, report or other document with the SEC and since the end of the Prior Reporting Period, the Company has not been required to file any form, report or other document with the SEC.

(b)                                 (i) Other than as listed in Section 3.8(b) of the Disclosure Schedule, the Company has provided to Purchaser true, accurate and complete copies of (A) the audited consolidated balance sheets of the Company and the consolidated Company Subsidiaries as of December 31, 2016, December 31, 2015 and December 31, 2014 and the related audited statements of income, cash flows and stockholders’ equity for the fiscal year then ended (the “Annual Financial Statements”) and (B) the unaudited consolidated balance sheet of the Company and the consolidated Company Subsidiaries as of June 30, 2017 and the related unaudited statements of income, cash flows and stockholders’ equity for the period then ended (the “Interim Financial Statements”; together with the Annual Financial Statements, the “Financial Statements”).  The Financial Statements have been prepared in accordance with U.S. generally accepted accounting principles (“GAAP”) applied on a consistent basis throughout the periods covered thereby and fairly present in all material respects the consolidated financial position, results of operations, cash flows and stockholders’ equity of the Company and its consolidated Company Subsidiaries as at the respective dates thereof and for the respective periods referred to therein, subject, in the case of Interim Financial Statements, to the absence of footnotes and  to normal year-end adjustments.

(c)                                  Other than as listed in Section 3.8(c) of the Disclosure Schedule, except as and to the extent set forth on the audited consolidated balance sheet of the Company and its consolidated Company Subsidiaries as of December 31, 2016, including the notes thereto (the “Company Balance Sheet”), neither the Company nor any Company Subsidiary has any liability or obligation of a nature required by GAAP to be disclosed on a consolidated balance sheet of the Company, except for (x) liabilities and obligations incurred in the ordinary course of business since the date of the Company Balance Sheet, (y) liabilities that have not had, and would not reasonably be material to the Company and the Company Subsidiaries, taken as a whole, and (z) liabilities and obligations incurred in connection with the Transactions or as required by this Agreement.

(d)                                 Other than as listed in Section 3.8(d) of the Disclosure Schedule, during the Prior Reporting Period, each of the principal executive officer of the Company and the principal financial officer of the Company (and each former principal executive officer of the Company and each former principal financial officer of the Company, as applicable) made all certifications required by Rule 13a-14 or 15d-14 under the Exchange Act or Sections 302 and 906 of SOX and the rules and regulations of the SEC promulgated thereunder with respect to the SEC Reports, and the statements contained in such certifications are true and correct.  For purposes of this Section 3.8(d), “principal executive officer” and “principal financial officer” shall have the meanings given to such terms in SOX.

(e)                                  The Company maintains a system of internal controls over financial reporting and accounting designed to provide reasonable assurances regarding the reliability of financial reporting and the preparation of financial statements for external purposes, including to provide reasonable assurance that:  (i) transactions are executed in accordance with management’s general or specific authorizations; (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP and to maintain asset accountability; (iii) access to assets that could have a material effect on the Company’s financial statements is permitted only in accordance with management’s general or specific authorization; and (iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences.

(f)                                   Except as set forth in Section 3.8(f) of the Disclosure Schedule there has been no material complaint, allegation, assertion or claim that the Company or any Company Subsidiary has engaged in improper or illegal accounting or auditing practices or maintains improper or inadequate internal accounting controls.  As of the date of this Agreement, no current or former attorney representing the Company or any of the Company Subsidiaries has reported evidence of a material violation of securities laws, breach of fiduciary duty or similar violation by the Company or any of its officers, directors, employees or agents to the Company’s board of directors or any committee thereof or to any director or executive officer of the Company.

(g)                                  To the knowledge of the Company, since the Prior Closing Date to the date of this Agreement, no employee of the Company or any of the Company Subsidiaries has provided, is providing, or has threatened in writing to provide information to any law enforcement agency regarding the possible commission of any crime or the violation or possible violation of any applicable legal requirements.  The Company has made available to Purchaser a summary of all material complaints since January 19, 2017 to the date of this Agreement, through Company’s whistleblower hotline or equivalent system for receipt of employee concerns regarding possible violations of Laws with respect to the Company and Company Subsidiaries.

3.9                     Absence of Certain Changes or Events.  Since the date of the Company Balance Sheet, (a) the Company and the Company Subsidiaries have conducted their businesses in the ordinary course consistent with past practice in all material respects except for actions that the Company has agreed not to take pursuant to Section 6.1, (b) there has not been a Material Adverse Effect and (c) to the date of this Agreement, none of the Company or any of the Company Subsidiaries has taken any action that if taken between the date hereof and the Closing would constitute a breach of Section 6.1.

3.10              Absence of Litigation.  Except as set forth in Section 3.10, of the Disclosure Schedule, there is (i) no Action pending, or (ii) or to the knowledge of the Company, no inquiry or investigation pending or Action threatened against the Company or any Company Subsidiary or affiliate (including against Seller or its affiliates), or any property or asset of the Company or any Company Subsidiary which would reasonably be expected to (A) prevent or delay beyond the Outside Date the consummation of the Share Purchase or any other Transactions or (B) be material to the Company and the Company Subsidiaries, taken as a whole. Neither the Company nor any Company Subsidiary or affiliate nor Seller or any of Seller’s affiliates, nor any property or asset of the Company or any Company Subsidiary is subject to any consent decree, settlement agreement or similar written agreement between the Company and any Governmental Authority of competent jurisdiction that is materially adverse to the Company, or any order, writ, judgment, injunction, decree, determination or award of any Governmental Authority of competent jurisdiction, in each case, that would reasonably be expected to (x) prevent or delay beyond the Outside Date the consummation of the Share Purchase or any other Transactions or (y) be material to the Company or the Company Subsidiaries, taken as a whole.

3.11              Employee Benefit Plans.

(a)                                 Section 3.11(a) of the Disclosure Schedule lists all Company Benefit Plans as of the date of this Agreement (except for any Company Benefit Plan for which Purchaser, the Company and the Company Subsidiaries are not assuming any liability)  “Company Benefit Plans” shall mean:  (i) all employee benefit plans (as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”)) and all bonus, stock option, stock purchase, restricted stock, incentive, deferred compensation, retiree medical or life insurance, supplemental retirement, severance, retention or other material benefit plans, programs or arrangements, and all employment, termination, severance or retention Contracts to which the Company or any ERISA Affiliate is a party (except for offer letters that provide for employment that is terminable at will and without material cost or liability to the Company or the Company Subsidiaries), with respect to which the Company or any ERISA Affiliate has or could have any material obligation or that are maintained, contributed to or sponsored by the Company or any ERISA Affiliate for the benefit of any current or former employee, officer or director of the Company or any ERISA Affiliate, (ii) each employee benefit plan for which the Company or any Company Subsidiary could incur liability under Section 4069 of ERISA in the event such plan has been or were to be terminated, (iii) any plan in respect of which the Company or any Company Subsidiary could incur liability under Section 4212(c) of ERISA, and (iv) any material consulting contracts, arrangements or understandings between the Company or any Company Subsidiary and any natural person consultant of the Company or any Company Subsidiary (all Company Benefit Plans, excluding Company Benefit Plans not subject to U.S. Law, the “US Benefit Plans”).  The Company has made available to Purchaser a true and complete copy of each Company Benefit Plan (or a true and complete summary of the material terms thereof) and has made available to Purchaser a true and complete copy of each material document, if any, prepared in connection with each such Company Benefit Plan, including as applicable (i) a copy of each trust or other funding arrangement, (ii) the most recent summary plan description and summary of material modifications, (iii) annual reports on Internal Revenue Service (“IRS”) Form 5500 for the most recent two (2) plan years, (iv) the most recently received IRS determination letter for each such Company Benefit Plan, and (v) the most recently prepared actuarial report and financial statement in connection with each such Company Benefit Plan.  Neither the Company nor any Company Subsidiary has any express or implied commitment (i) to create, incur liability with respect to or cause to exist any other material employee benefit plan, program or arrangement, (ii) to enter into any Contract to provide compensation or benefits to any individual other than in the ordinary course of business, or (iii) to modify, change or terminate any Company Benefit Plan, other than with respect to a modification, change or termination required by ERISA, the Code or other applicable law.

(b)                                 No Company Benefit Plan is a multiemployer plan (within the meaning of Section 3(37) or 4001(a)(3) of ERISA) (a “Multiemployer Plan”), a “multiple employer plan” (within the meaning of Section 413(c) of the Code) (a “Multiple Employer

Plan”), a “multiple employer welfare arrangement” (within the meaning of Section 3(40) of ERISA) or, except as set forth on Section 3.11(b) of the Disclosure Schedule, a plan that is subject to Title IV of ERISA or Section 412 of the Code or Section 302 of ERISA.

(c)                                  Except as set forth in Section 3.11(c) of the Disclosure Schedule, none of the Company Benefit Plans (i) provides for the payment of separation, severance, retention, termination or similar-type benefits to any person, (ii) obligates the Company or any Company Subsidiary to pay separation, severance, retention, termination or similar-type benefits solely or partially as a result of any Transaction, or (iii) obligates the Company or any Company Subsidiary to make any payment or provide any benefit in connection with a “change in ownership or effective control”, within the meaning of such term under Section 280G of the Code, or in connection with an event directly or indirectly related to such a change.  None of the Company Benefit Plans provides for or promises retiree medical, disability or life insurance benefits to any current employee, officer or director of the Company or any Company Subsidiary, except as required by Section 4980B of the Code, Part 6 of Title I of ERISA or similar applicable state law.  There is no Company Benefit Plan, contract, plan or arrangement covering any current or former director, employee, consultant, or service provider of the Company or any Company Subsidiary that, individually or collectively, could give rise to any payment or benefit as a result of the Transactions contemplated by this Agreement.  Except as provided in this Agreement or as set forth in Section 3.11(c) of the Disclosure Schedule, the execution of this Agreement and the consummation of the Transactions contemplated by this Agreement (alone or together with any other event which, standing alone, would not by itself trigger such entitlement or acceleration) will not (i) entitle any person to any payment, forgiveness of indebtedness, vesting, distribution, or increase in benefits under or with respect to any Company Benefit Plan, (ii) otherwise trigger any acceleration (of vesting or payment of benefits or otherwise) under or with respect to any Company Benefit Plan, or (iii) trigger any obligation to fund any Company Benefit Plan.  No current or former director, employee, or consultant of the Company is entitled to receive a gross-up payment from the Company with respect to any taxes that may be imposed upon such individual pursuant to Section 409A of the Code, Section 4999 of the Code, or otherwise.

(d)                                 Except as would not, individually or in the aggregate, reasonably be expected to be material to the Company or the Company Subsidiaries, taken as a whole: (i) each Company Benefit Plan has been operated in all respects in accordance with its terms and the requirements of all applicable Laws including ERISA and the Code, (ii) the Company, the Company Subsidiaries, and any other relevant parties have performed all obligations required to be performed by them and are not in material default under or in violation of, and, to the knowledge of the Company, there is no material default or violation by any party to, any Company Benefit Plan and (iii) as of the date of this Agreement, no Action is pending or, to the knowledge of the Company, threatened with respect to any Company Benefit Plan (other than routine claims for benefits in the ordinary course of business).

(e)                                  Each Company Benefit Plan that is intended to be qualified under Section 401(a) of the Code has timely received a favorable determination, notification or advisory letter from the IRS covering all of the provisions applicable to such Company Benefit Plan for which such letters are currently available that such Company Benefit Plan is so qualified, has a remaining period of time under applicable Treasury Regulations or IRS pronouncements in which to apply for such letter and to make any amendments necessary to obtain a favorable determination, or may rely upon an opinion letter for a prototype plan, and each trust established in connection with any such Company Benefit Plan that is intended to be exempt from federal income taxation under Section 501(a) of the Code has received a determination letter from the IRS that it is so exempt, has a remaining period of time under applicable Treasury Regulations or IRS pronouncements in which to apply for such letter and to make any amendments necessary to obtain a favorable determination, or may rely upon an opinion letter for a prototype plan. No Company capital stock is used as a funding vehicle or otherwise permitted as an investment option with respect to any Company Benefit Plan that is intended to be qualified under Section 401(a) of the Code.

(f)                                   There has not been any prohibited transaction (within the meaning of Section 406 of ERISA or Section 4975 of the Code and not otherwise exempt under Section 408 of ERISA) with respect to any US Benefit Plan. Neither the Company nor any ERISA Affiliate has incurred any material liability under, arising out of or by operation of Title IV of ERISA (other than liability for premiums to the Pension Benefit Guaranty Corporation arising in the ordinary course), including any material liability in connection with (i) the termination or reorganization of any employee benefit plan subject to Title IV of ERISA, or (ii) the withdrawal from any Multiemployer Plan or Multiple Employer Plan, and, to the knowledge of the Company, no fact or event exists that could give rise to any such liability. As of the date of this Agreement, there are no audits, inquiries or proceedings pending or, to the knowledge of the Company, threatened by the IRS, the United States Department of Labor, or other Governmental Authority of competent jurisdiction with respect to any Company Benefit Plan. All contributions, premiums or payments required to be made with respect to any Company Benefit Plan have been made on or before their due dates, except as would not result in material liability  to the Company or its subsidiaries.

(g)                                  Each Company Benefit Plan that is a “nonqualified deferred compensation plan” (as defined for purposes of Section 409A(d)(1) of the Code) subject to Section 409A of the Code has complied at all times with Section 409A of the Code with respect to its form and operation unless otherwise exempt.

(h)                                 Notwithstanding any other provision of this Agreement, other than with respect to Company Material Contracts addressed by clauses (v) and (viii) of Section 3.17(a) and Section 3.17(b) with respect solely to such Material Contracts, and other than with respect to those representations and warranties contained in 3.15(e) and, to the extent applicable, Section 3.12, the representations and warranties contained in the foregoing subsections of this Section 3.11 are the sole and exclusive representations and warranties of the Company relating to employee benefit matters of any kind.

3.12                        Labor and Employment Matters.

(a)                                 The Company represents and warrants that:

(i)                                     As of the date of this Agreement, there are no material controversies pending or, to the knowledge of the Company, threatened between the Company or any Company Subsidiary and any of their respective present or former employees or independent contractors.

(ii)                                  As of the date of this Agreement, neither the Company nor any Company Subsidiary is a party to any collective bargaining agreement, work council agreement, work force agreement or any other labor union Contract applicable to persons employed by the Company or any Company Subsidiary; to the knowledge of the Company none of the employees, consultants or independent contractors of the Company or any Company Subsidiary is represented by any union, works council, or any other labor organization; and, to the knowledge of the Company, there are no activities or proceedings of any labor union to organize any such employees or independent contractors.

(iii)                               As of the date of this Agreement, there are no grievances filed pursuant to any collective bargaining agreement, work council agreement or other labor contract, or otherwise, currently pending against the Company or any Company Subsidiary; nor are there any unfair labor practice complaints pending, or, to the knowledge of the Company, threatened, against the Company or any Company Subsidiary before the National Labor Relations Board or any court, tribunal or other Governmental Authority of competent jurisdiction, or any current union representation questions or organization efforts involving employees of the Company or any Company Subsidiary.

(iv)                              Except as would not reasonably be expected to be material to the Company or the Company Subsidiaries, taken as a whole, all individuals who are or were performing consulting or other services for the Company or any Company Subsidiary have been correctly classified by the Company or the Company Subsidiary in all material respects as either “independent contractors” or “employees” as the case may be.

(v)                                 Except as would not reasonably be expected to be material to the Company or the Company Subsidiaries, taken as a whole, all individuals who are or were performing services for the Company or any Company Subsidiary have been correctly classified by the Company or the Company Subsidiary in all material respects as “exempt” from all applicable wage and hour Laws, including but not limited to Laws governing minimum wage, overtime compensation, meal periods and rest breaks.

(vi)                              As of the date of this Agreement, there is no strike, slowdown, work stoppage or lockout, or, to the knowledge of the Company, threat thereof, by or with respect to any employees of the Company or any Company Subsidiary.  No consent of any labor union is required to consummate any of the Transactions.  There is no obligation to inform, consult or obtain consent in advance of or simultaneously with the Transactions of any works council, employee representatives or other representative bodies in order to consummate the Transactions, except as set forth on Section 3.12(a)(vi) of the Disclosure Schedule.

(b)                                 Except as would not  reasonably be expected to be material to the Company or the Company Subsidiaries, taken as a whole, the Company and the Company Subsidiaries are in compliance with all applicable Laws relating to the employment of labor, including those related to wages, hours, collective bargaining, equal employment opportunity, occupational health and safety, immigration, individual and collective consultation, notice of termination, and redundancy, and are not liable for any arrears of wages, taxes, penalties or other sums for failure to comply with any of the foregoing. Except as would not reasonably be expected to be material to the Company or the Company Subsidiaries, taken as a whole, there is no charge or other Action pending or, to the knowledge of the Company, threatened before the U.S. Equal Employment Opportunity Commission (the “EEOC”), any court, or any other Governmental Authority of competent jurisdiction with respect to the employment practices of the Company or any Company Subsidiary, except as described on Section 3.12(b) of the Disclosure Schedule. Neither the Company nor any Company Subsidiary is a party to, or otherwise bound by, any consent decree with, or citation by, any the EEOC or any other Governmental Authority of competent jurisdiction relating to employees or employment practices. Except as would not reasonably be expected to be material to the Company or the Company Subsidiaries, taken as a whole, since January 1, 2015 to the date of this Agreement, neither the Company nor any Company Subsidiary has received any notice of intent by the EEOC or any other Governmental Authority of competent jurisdiction responsible for the enforcement of labor or employment Laws to conduct an investigation or inquiry relating to the Company or any Company Subsidiary, and to the knowledge of the Company, no such investigation or inquiry is in progress. The employment of those employees of the Company and the Company Subsidiaries hired and based in the U.S. is terminable at will without cost or liability to the Company or Company Subsidiaries, except for amounts of base salary, base wage rate or commissions earned prior to the time of termination and except as set forth in Section 3.12(b) of the Disclosure Schedule.

(c)                                  The Company has made available to Purchaser a list, as of the date of this Agreement, of each employee, independent contractor and consultant that provides services to the Company or any Company Subsidiary, and the location in which each such employee, independent contractor and consultant is based and primarily performs his or her duties or services.  As of the date of this Agreement, no officer or employee holding the position of vice president or above has advised the Company or any Company Subsidiary in writing of his or her intention to terminate his or her relationship or status as an employee, independent contractor or consultant of the Company or the Company Subsidiary for any reason, including because of the consummation of the Transactions and, except as set forth on Section 3.12(c)-1 of the Disclosure Schedule, the Company and all Company Subsidiaries have no plans or intentions as of the date hereof to terminate any such employee, independent contractor or consultant.  Section 3.12(c)-2 of the Disclosure Schedule sets forth a complete and accurate schedule, including offer date, position, location, base salary, wage rate or commission opportunity, target bonus opportunity and any other promised compensation, of all offers of employment that are outstanding to any person from the Company or any Company Subsidiary as of the date of this Agreement.

(d)                                 Notwithstanding any other provision of this Agreement, other than with respect to Company Material Contracts addressed by clauses (v) and (viii) of Section 3.17(a) and Section 3.17(b) with respect to such Material Contracts, and other than with respect to those representations and warranties contained in, to the extent applicable, Section 3.11, the representations and warranties contained in the foregoing subsections of this Section 3.12 are the sole and exclusive representations and warranties of the Company relating to labor matters of any kind.

3.13                              Property and Leases.

(a)                                 Neither the Company nor any Company Subsidiary owns any real property.

(b)                                 Section 3.13(b) of the Disclosure Schedule sets forth a complete and accurate list as of the date of this Agreement of all leases of real property (“Company Leased Real Property”) to which the Company or any Company Subsidiary is a party, including the location of the premises leased, subleased or licensed pursuant to the lease for such Company Leased Real Property.  All such leases of Company Leased Real Property, and all amendments and modifications thereto, are in full force and effect and have not been modified or amended, and there exists no default under any such lease by the Company or any Company Subsidiary, nor any event which, with notice or lapse of time or both, would constitute a default thereunder by the Company or any Company Subsidiary, except as would not reasonably be expected to prevent or delay beyond the Outside Date consummation of the Share Purchase  or any other Transactions and as, individually or in the aggregate, would not be material to the Company and the Company Subsidiaries, taken as a whole.  Except as would not reasonably be expected to prevent or delay beyond the Outside Date consummation of the Share Purchase  or any other Transactions and as, individually or in the aggregate, would not be material to the Company and the Company Subsidiaries, taken as  a whole, neither the Company nor any Company Subsidiary has made any material alterations, additions or improvements to the Company Leased Real Property that are required to be removed (or of which any landlord or sublandlord could require removal) at the termination of the applicable lease term.  Neither the Company nor any Company Subsidiary has received written notice of any condemnation, expropriation or other proceeding in eminent domain affecting the Company Leased Real Property or any portion thereof or interest therein, and to the knowledge of the Company, no such proceedings are threatened or proposed.  To the knowledge of the Company, the Company Leased Real Property is not subject to any special assessment nor zoning or other land-use regulation proceeding, nor any change in any Law or Permit that would reasonably be expected to prevent or delay beyond the Outside Date the consummation of the Share Purchase or any other Transactions or that seeks to impose any material legal restraint on or prohibition against or limit the Company’s ability to operate the business of the Company and the Company Subsidiaries substantially as it was operated prior to the date of this Agreement with respect to the Company Leased Real Property.

(c)                                  Except as set forth in Section 3.13(c) of the Disclosure Schedule, neither the Company nor any Company Subsidiary has subleased, licensed or otherwise granted to any other person any rights to use, occupy or possess any part of the Company Leased Real Property.  Neither the Company nor any Company Subsidiary has collaterally assigned or granted any other Lien (other than Permitted Liens) in the Company Leased Real Property.

3.14                              Intellectual Property.

(a)                                 Section 3.14(a) of the Disclosure Schedule contains a complete and accurate list of all Registered Company Intellectual Property, in each case listing, as applicable, (i) the jurisdiction where the application/registration is located (or, for Domain Names, the applicable registrar), (ii) the beneficial and registered owner of, or applicant for, such Intellectual

Property, (iii) the application or registration number and (iv) the filing date or issuance/registration/grant date.

(b)                                 The Company and the Company Subsidiaries are current in the payment of all registration, maintenance and renewal fees with respect to the Registered Company Intellectual Property, except in each case as the Company has elected in its reasonable business judgment to abandon or permit to lapse a registration or application.  To the knowledge of the Company, all Registered Company Intellectual Property is valid, subsisting and enforceable.  The Company has filed all currently or previously required affidavits, responses, recordations, certificates and other documents and taken all currently or previously required actions for the purposes of obtaining, maintaining, perfecting, preserving and renewing the Registered Company Intellectual Property and, to the knowledge of the Company, its validity and enforceability.  The Company and the Company Subsidiaries have complied with all applicable rules, policies, and procedures of the United States Patent and Trademark Office, United States Copyright Office, and any applicable foreign Governmental Authorities with respect to each item of Registered Company Intellectual Property, to the extent that compliance affects the enforceability or validity of such Registered Company Intellectual Property.

(c)                                  Since January 1, 2015, all Trademarks included in the Registered Company Intellectual Property have been in use sufficient to maintain the registrability of such Trademarks, except where the failure to do so would not have a Material Adverse Effect.

(d)                                 Except as set forth in Section 3.14(c) of the Disclosure Schedule, neither the Company nor any Company Subsidiary is a party to or bound by any decree, judgment, order, settlement agreements, or arbitral award that requires the Company or any Company Subsidiary to grant to any Third Party any license, covenant not to sue, immunity or other right with respect to any Owned Company Intellectual Property.

(e)                                  Since January 1, 2015, except as set forth in Section 3.14(e) of the Disclosure Schedule, no Registered Company Intellectual Property is or has been involved in any interference, reissue, reexamination, opposition, cancellation or other proceeding, including any proceeding regarding invalidity or unenforceability, in the United States or any foreign jurisdiction, and, to the knowledge of the Company, no such action has been threatened in any written communication delivered to the Company or any Company Subsidiary.

(f)                                   The Company and Company Subsidiaries have, in accordance with the applicable Law of each relevant jurisdiction, taken reasonable steps consistent with industry standards to protect their rights in and to their Trade Secrets, including, to the knowledge of the Company, by not making any disclosure of Trade Secrets except under written confidentiality obligations (other than former Trade Secrets intentionally publicly disclosed by the Company without confidentiality obligations in its reasonable business judgment), in each case, except where the failure to do so would not be material to the Company and the Company Subsidiaries, taken as a whole.  To the knowledge of the Company, there has been no (A) misappropriation or unauthorized disclosure of any material Trade Secret included in the Owned Company Intellectual Property or (B) breaches of any obligations of confidentiality with respect to the Company Owned Intellectual Property.  The Company and Company Subsidiaries are in compliance in all material respects with and have not breached in any material respect any contractual obligations to protect the Trade Secrets of Third Parties in accordance with the terms of any Contracts relating to such Third Party Trade Secrets.

(g)                                  To the knowledge of the Company, there are no facts or circumstances that would be reasonably expected to render invalid or unenforceable any of the material Intellectual Property Rights included in the Owned Company Intellectual Property, except as would not, individually or in the aggregate, reasonably be expected to be material to the Company and the Company Subsidiaries, taken as a whole.  To the knowledge of the Company, there are no facts or circumstances with respect to the title to the Owned Company Intellectual Property that would reasonably be expected to adversely affect, limit, restrict, impair, or impede the ability of the Company and the Company Subsidiaries to use and practice such Owned Company Intellectual Property from and after the Closing in substantially the same manner in which it was used prior to the Closing.  Since January 1, 2015, neither the Company nor any Company Subsidiary has received any written notice of any Action challenging the validity or enforceability of any of the Intellectual Property Rights included in the Owned Company Intellectual Property, or containing any threat on the part of any person to bring an Action that any of the Intellectual Property Rights included in the Owned Company Intellectual Property are unenforceable or have been misused, except as would not, individually or in the aggregate, reasonably be expected to be material to the Company and the Company Subsidiaries, taken as a whole.

(h)                                 Since January 1, 2015, each employee, consultant and contractor of the Company or any Company Subsidiary who is or was involved in the development of any material Company Products has executed and delivered to the Company or a Company Subsidiary, and the Company or a Company Subsidiary has in its possession, a valid and enforceable proprietary information, confidentiality and assignment agreements that, to extent permitted by applicable Law, assigns to the Company and/or a Company Subsidiary (or otherwise grants sufficient right and interest in) all Intellectual Property and Intellectual Property Rights that are developed by the employees in the course of their employment, and, with respect to consultants or contractors, all Intellectual Property and Intellectual Property Rights that are developed by such consultants or contractors in the course of performing services for the Company or any Company Subsidiaries (each, an “Employee IP Agreement”).  Since January 1, 2015, to the knowledge of the Company, no person who is or was an employee, officer, consultant or contractor of the Company or any Company Subsidiary involved in the development of any material Owned Company Intellectual Property is in default or breach of any term of any Employee IP Agreement, non-disclosure agreement, assignment agreement, or similar Contract relating to Intellectual Property or Intellectual Property Rights entered into between such employee, officer, consultant or contractor and the Company or any Company Subsidiary in connection with such individual’s employment or other engagement with the Company or any Company Subsidiary, except where such default or breach would not reasonably be expected to have a Material Adverse Effect.  No current or former employee, consultant or contractor of the Company or any Company Subsidiary has or claimed any ownership interest, in whole or in part, whether or not currently exercisable, in any material Owned Company Intellectual Property.  To the knowledge of the Company, all assignments of registered Patents included in the Registered Company Intellectual Property to the Company or any Company Subsidiary have been duly executed and recorded with the appropriate Governmental Authorities.

(i)                                     To the knowledge of the Company, except as set forth in Section 3.14(i) of the Disclosure Schedule, no Third Party is infringing, misappropriating, using or disclosing without authorization or otherwise violating any Intellectual Property Rights included in the Owned Company Intellectual Property or exclusively licensed to the Company or any Company Subsidiary.  Since January 1, 2015, neither the Company nor any Company Subsidiary has commenced any Action with respect to infringement or misappropriation of any Intellectual Property Rights included in the Owned Company Intellectual Property or exclusively licensed to Company or any Company Subsidiary against any Third Party.  Since January 1, 2015, neither the Company nor any Company Subsidiary has received any written notice of any Action challenging the Company’s or any Company Subsidiary’s ownership of any Intellectual Property Rights included in the Owned Company Intellectual Property or claiming that any other person has any claim of legal or beneficial ownership with respect thereto.

(j)                                    Neither the conduct of the business of the Company and each Company Subsidiary nor the development, manufacture, sale, licensing or use of any of the Company Products has infringed, misappropriated or otherwise violated, or is infringing, misappropriating or otherwise violating any Intellectual Property Rights of any Third Party.  Since January 1, 2015, except as set forth in Section 3.14(h) of the Disclosure Schedule, the Company and the Company Subsidiaries have not received any written notice of any Action alleging that the Company or any Company Subsidiary has infringed or otherwise violated any Intellectual Property Rights of any person, or that any Company Product infringes, misappropriates, uses or discloses without authorization, or otherwise violates any Intellectual Property Rights of any person.  Except as expressly set forth in Section 3.14(h), no provision of this Agreement is, or will be construed to be, a representation or warranty by the Company or the Company Subsidiaries with respect to the infringement, misappropriation or other violation of any of the Intellectual Property or Intellectual Property Rights of any Third Party.

(k)                                 The Company and the Company Subsidiaries own the Owned Company Intellectual Property, except for any moral rights of any Third Party existing therein, free and clear of all Liens (except for non-exclusive licenses), and have not exclusively licensed (under any Contract in effect as of the date of this Agreement) any such Owned Company Intellectual Property to any Third Party.  The Company and the Company Subsidiaries have the license or right to use all other material Company Intellectual Property used in the Company’s business as conducted on the date hereof.

(l)                                     The Owned Company Intellectual Property and other Company Intellectual Property (i) constitutes all of Intellectual Property used in the Company’s business as conducted on the date hereof and (ii) is sufficient in all material respects to conduct the Company’s business as conducted on the date hereof. To the knowledge of the Company, the consummation of the Transactions will not result in the breach or termination of, or trigger or accelerate any material right or obligation under, any Contract regarding material Company Intellectual Property.

(m)                             Subject to bankruptcy, insolvency, reorganization, moratorium or other similar Laws affecting or relating to creditors’ rights generally, each License Contract is valid, binding and in full force and effect with respect to the Company or the relevant Company Subsidiary and, to the knowledge of the Company, the other party thereto.  Neither the Company nor the relevant Company Subsidiary is in material default under any License Contract and to the knowledge of the Company, none of the other parties to any License Contract is in material default thereunder.

(n)                                 As of the date of this Agreement, the Company and Company Subsidiaries are in compliance in all material respects with the terms and conditions of the licenses for Open Source that are incorporated into any Company Product.  No Company Product contains, is derived from, is distributed with or is being or was developed using Open Source in a manner that imposes a requirement or condition that any Company Product or part thereof (other than the Open Source itself):  (A) be disclosed or distributed in source code form; (B) be licensed for the purpose of making modifications or derivative works; or (C) be redistributable at no charge.

(o)                                 Section 3.14(o) of the Disclosure Schedule contains a list of all standards-setting organizations, industry bodies and consortia, and other multi-party special interest groups in which Company or any Company Subsidiary is currently participating, or in which Company or any Company Subsidiary has participated since January 1, 2015, to the extent that such past participation imposes or purports to impose any continuing obligations on Company or any Company Subsidiary (or, following the Closing, on Purchaser) with respect to licensing or granting of any Intellectual Property Rights included in the Owned Company Intellectual Property (other than licenses that survive with respect to the Copyright in contributions made during such past participation).

(p)                                 “Company Products” means all products and services of the Company or Company Subsidiaries that the Company or Company Subsidiaries currently make publicly or commercially available.  The Company and Company Subsidiaries have taken commercially reasonable steps in accordance with generally accepted industry standards to identify (and, as deemed appropriate by the Company or Company Subsidiaries, to address) material defects, bugs, and errors in the Company Software included within the Company Products.  To the knowledge of the Company, the Company Software included in the Company Products does not contain any disabling codes or instructions, spyware, Trojan horses, worms, viruses or other software routines intentionally designed to permit or cause unauthorized access to, or unauthorized disruption, impairment, disablement, or destruction of, Software, data or other materials by a Third Party.

(q)                                 As of the date of this Agreement, the Company and each Company Subsidiary has complied in all material respects:  (i) with applicable Laws; and (ii) with their respective privacy policies; in each case, relating to the use, collection, disclosure and transfer of the personally identifiable information of Company Product customers and such customers’ end-users.

(r)                                    The Company and each Company Subsidiary has implemented and maintains a commercially reasonable security plan that (i) identifies internal and external risks to the security of its confidential information, including personally identifiable information, (ii) implements reasonable administrative, electronic and physical safeguards to control the identified risks and (iii) maintains notification procedures in compliance with applicable law in the case of any breach of security compromising data containing personally identifiable information.  To the knowledge of the Company, since January 1, 2015, neither the Company nor any Company Subsidiary has experienced any material breach of security or other material unauthorized access by any Third Party to confidential information, including personally identifiable information, within the Company’s or Company Subsidiary’s control.

3.15                              Taxes.

(a)                                 Each of the Company and the Company Subsidiaries has filed, or caused to be filed, all Tax Returns that it was required to file under applicable laws and regulations, and has timely paid (or there has been timely paid with respect to it) all Taxes shown thereon as due and owing and all other Taxes required to be paid, except for Taxes being contested in good faith.  There are no Liens for Taxes (other than Taxes not yet delinquent or being contested in good faith and for which reserves in accordance with GAAP have been established on the Company Financial Reports as adjusted in the ordinary course of business through the Closing) upon any assets of the Company or any of the Company Subsidiaries. All Seller Taxes are included as liabilities in the calculation of Company Closing Net Working Capital.

(b)                                 Each of the Company and the Company Subsidiaries have duly and timely withheld or collected all Taxes that the Company or any of the Company Subsidiaries are required by Law to withhold or collect, and have duly and timely paid over to the appropriate Governmental Body such Taxes to the extent due and payable.

(c)                                  There is no dispute or claim concerning any Tax liability of the Company or any of the Company Subsidiaries either claimed or raised by any Tax Authority in writing which remains unpaid or unresolved.

(d)                                 Neither the Company nor any of the Company Subsidiaries has waived or granted an extension of any statutes of limitations in respect of any Tax Returns which waiver or extension remains in effect.  No waiver extending the statutory period of limitations applicable to any Tax Returns of the Company or any of the Company Subsidiaries has been requested in writing by any Tax Authority, which waiver remains in effect.

(e)                                  The Transactions will not result in the payment or series of payments by the Company or any of the Company Subsidiaries to any person of an “excess parachute payment” within the meaning of Section 280G of the Code, or any similar payment, that is not deductible for federal, state, local or foreign Tax purposes.  Additionally, there is no contract to which the Company or any of the Company Subsidiaries is a party that, individually or collectively, (i) could give rise to the payment of any amount that would not be deductible pursuant to Section 162(m) or Section 280G of the Code, or (ii) could require the Company, the Company Subsidiaries or Purchaser or its subsidiaries to make a gross-up a payment to any employee of the Company or any of the Company Subsidiaries or cause a penalty tax under Section 4999 or Section 409A of the Code.

(f)                                   Neither the Company nor any Company Subsidiary will be required to include any item of income in, or exclude any item of deduction from, Taxable income for any Taxable period (or portion thereof) ending after the Closing Date as a result of any (i) change in method of accounting made prior to the Closing, (ii) closing agreement or similar agreement entered into with any Tax Authority prior to the Closing, (iii) installment sale or open transaction made prior to the Closing or (iv) election under Section 108(i) of the Code made prior to the Closing.

(g)                                  None of the Company or the Company Subsidiaries has been included in any “consolidated,” “unitary” or “combined” Tax Return (other than Tax Returns for which the Seller or the Company is the common parent) provided for under the laws of the U.S., any foreign jurisdiction or any state or locality with respect to Taxes for any Taxable year and neither Company nor any Company Subsidiary has any liability for, or obligation to contribute to the payment of, any Tax of any person other than the Company or a Company Subsidiary under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or foreign law), as transferee or successor.

(h)                                 None of the Company or any of the Company Subsidiaries has constituted either a “distributing corporation” or a “controlled corporation” within the meaning of Section 355(a)(1)(A) of the Code in a distribution of stock intended to qualify for tax-free treatment under Section 355 of the Code in the two years prior to the date of this Agreement (or will constitute such a corporation in the two years prior to the Closing) or that otherwise constitutes part of a “plan” or “series of related transactions” within the meaning of Section 355(e) of the Code in conjunction with the Share Purchase.

(i)                                     No written claim has been made by any Tax Authority in a jurisdiction where the Company or any Company Subsidiary has not filed a Tax Return that it is or may be subject to Tax by such jurisdiction.

(j)                                    None of the Company nor any Company Subsidiary is a party to or bound by any Tax allocation, sharing or indemnity agreement (other than (i) any such agreement solely among the Company and the Company Subsidiaries and (ii) any indemnification provisions for Taxes contained in credit agreements, leases or other commercial agreements the primary purposes of which do not relate to Taxes).

(k)                                 Neither the Company nor any Company Subsidiary has engaged in a “listed transaction” as defined in Section 6707A(c)(2) of the Code and Treasury Regulation Section 1.6011-4(b).

(l)                                     Notwithstanding any other provision of this Agreement, (x) the representations and warranties contained in the foregoing subsections of this Section 3.15 and (to the extent applicable) in Section 3.11, are the sole and exclusive representations and warranties of the Company relating to any Taxes or Tax Returns of any kind and (y) nothing in this Agreement (including this Section 3.15) will be construed as providing a representation or warranty with respect to the existence, amount, expiration date or availability of, or limitations on, any Tax attribute of the Company or any Company Subsidiary.

3.16                                           Environmental Matters.  Except as set forth on Section 3.16 of the Disclosure Schedule, (a) to the knowledge of the Company, the Company and each Company Subsidiary and their respective products are and have been in compliance in all material respects with all applicable Environmental Laws; (b) (i) none of the properties currently or formerly owned, leased or operated by the Company or any Company Subsidiary (including soils and surface and ground waters) have at any time been used by the Company or any Company Subsidiary or, to the knowledge of the Company, any other person to make, store, handle, treat, dispose of, generate or transport Hazardous Substances in violation of any applicable Environmental Law, and (ii) none of such properties are contaminated with any Hazardous Substance for which the Company or a Company Subsidiary is legally responsible for any unperformed investigation or remediation required by applicable law or any Contract which in the case of (i) or (ii) would reasonably be expected to have a Material Adverse Effect; (c) neither the execution of this Agreement nor the consummation of the Transactions will require any investigation, remediation, or other action with respect to Hazardous Substances, or any notice to or consent of Governmental Authorities or Third Parties, pursuant to any applicable Environmental Laws or Permits required under Environmental Laws; (d) no Action, investigation, information request or notice has been brought or is pending (or, to the knowledge of the Company, threatened) against the Company or any Company Subsidiary, arising under or related to any Environmental Law or related to any environmental condition, including with respect to any properties currently or formerly owned, leased or operated by the Company or any Company Subsidiary since January 1, 2015 which would reasonably be expected to have a Material Adverse Effect; and (e)  there are no above or below ground storage tanks presently in use or formerly used since January 1, 2015 at any properties currently or formerly owned, leased or operated by the Company or any Company Subsidiary.  The Company has made available to Purchaser any and all written communications with or documentation from any Governmental Authorities regarding the presence, in violation of Environmental Laws, of Hazardous Substances or any properties currently or formerly owned, leased or operated by the Company or any Company Subsidiary since January 1, 2015 to the date of this Agreement.  The Company has also made available to Purchaser all material assessments, reports, data, results of investigations or audits, and other similar information that is in the possession of the Company or the Company Subsidiaries regarding the environmental condition of any properties currently or formerly owned, leased or operated by the Company or any Company Subsidiary, including the compliance (or noncompliance) by the Company and the Company Subsidiaries with any Environmental Laws.

3.17                              Material Contracts.

(a)                                 Section 3.17(a) of the Disclosure Schedule lists the following types of Contracts, together with all amendments thereto, to which the Company or any Company Subsidiary is a party or by which any of their respective properties, rights or assets are bound as of the date of this Agreement (such Contracts being the “Company Material Contracts”):

(i)                                     each Contract that is a “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the Exchange Act) (assuming the Company was a registrant subject to the periodic reporting requirements of Section 13(a) of the Exchange Act), other than those agreements and arrangements described in Item 601(b)(10)(iii)(C) with respect to the Company or any Company Subsidiary);

(ii)                                  each Contract the performance of which is reasonably expected to involve annual payments on the part of the Company or any Company Subsidiary, or pursuant to which the Company or any Company Subsidiary reasonably expects to receive annual revenue in excess of one million dollars ($1,000,000) during calendar year 2017 or any subsequent twelve month period;

(iii)                               all Customer Contracts;

(iv)                              any Contract with respect to a joint venture, partnership or other similar agreement that involves a sharing of revenues (other than Contracts relating to the payment of customary royalties in an immaterial amount to the Company and the Company Subsidiaries taken as a whole), profits, cash flow or losses with the counterparty thereto;

(v)                                 all employment Contracts or similar Company Benefit Plans of those employees and managers that received from the Company or any Company Subsidiary annual cash compensation (including base salary, commissions, and annual or other periodic or project bonuses) in excess of $350,000 in fiscal year 2016 and (B) all consulting Contracts or similar Company Benefit Plans for those consultants or independent contractors that received from the Company or any Company Subsidiary annual compensation in excess of $350,000 in fiscal year 2016;

(vi)                              all Contracts evidencing Debt involving in excess of $1,000,000, or which grant a Lien (other than (A) a Permitted Lien or (B) any Liens granted pursuant to any lease of machinery, equipment, motor vehicles, furniture or other personal property) on any assets of the Company or the Company Subsidiaries;

(vii)                           all Contracts that (i) grant to a Third Party any right of first refusal or first offer or similar right or that  limit in material respects, or purport to limit in all material respects, the ability of the Company or any Company Subsidiary or, upon the consummation of the Share Purchase or any other Transactions, Purchaser or any of its subsidiaries to compete with any person or entity or in any geographic area or during any period of time, (ii) contain exclusivity obligations binding on the Company or any Company Subsidiary or, upon the consummation of the Share Purchase or any other Transactions, Purchaser or any of its subsidiaries (excluding by operation of any Contract to which Purchaser or its subsidiaries is a party), or (iii) require the disposition of any material asset or line of business of the Company or any of the Company Subsidiaries or, following the Share Purchase, of Purchaser and its subsidiaries (excluding by operation of any Contract to which Purchaser or its subsidiaries is a party);

(viii)                        any Contract that is a collective bargaining agreement, work council agreement, work force agreement or any other labor union Contract applicable to persons employed by the Company or any Company Subsidiary;

(ix)                              all material License Contracts;

(x)                                 all leases for Company Leased Real Property;

(xi)                              any Contract that is (A) a settlement or similar Contract with any Governmental Authority or (B) an order or consent of any Governmental Authority to which the Company or any Company Subsidiary is subject, involving material performance by Company or such Company Subsidiary after the date of this Agreement; and

(xii)         any Contract that requires the Company or any Company Subsidiary to provide “most favored nation” pricing terms to the other party to such Contract or any Third Party, including any such Contract that, following the Closing, would apply to Purchaser or any affiliate of Purchaser (excluding by operation of any Contract to which Purchaser or its subsidiaries is a party).

(b)           (i) each Company Material Contract is in all material respects legal, valid and binding with respect to the Company or the relevant Company Subsidiary and is, in all material respects, in full force and effect and enforceable in accordance with its terms with respect to the Company or the relevant Company Subsidiary (subject to applicable bankruptcy, insolvency, reorganization, moratorium or other laws relating to or affecting the rights and remedies of creditors generally and general  principles of equity governing the availability of equitable remedies); (ii) (A) the Company or any Company Subsidiary, as applicable, is not in material breach of or material default under any Company Material Contract (other than any breach or defaults that the Company or a Company Subsidiary has cured, or that would not be expected to have a Material Adverse Effect) and (B) to the knowledge of the Company, no event or condition exists that, with or without notice, lapse of time, or both, would constitute a default under the Company Material Contract (other than any defaults that would not be expected to have a Material Adverse Effect); and as of the date of this Agreement, none of the Company Material Contracts has been canceled by the other party; (iii) to the knowledge of the Company, no other party is in material breach or violation of, or material default under, any Company Material Contract (other than any material breaches that any other party has cured, or that would not be expected to have a Material Adverse Effect); (iv) as of the date of this Agreement, the Company and the Company Subsidiaries have not received any written claim of default under any Company Material Contract, which has not been cured in accordance with the cure provisions of such Contract; (v) neither the execution of this Agreement nor the consummation of any Transaction shall constitute a default, give rise to cancellation rights, or otherwise adversely affect any of the Company’s or the Company Subsidiaries’ rights under any Company Material Contract, except for any such defaults, cancellation rights, or adverse effects that, individually or in the aggregate, would not reasonably be expected to (A) prevent or delay beyond the Outside Date the consummation of the Share Purchase or any other Transactions or (B) have a Material Adverse Effect and (vi) as of the date of this Agreement, the Company is not involved in any pending disputes regarding such Company Material Contracts, including disputes with respect to the scope thereof, performance thereunder, or payments made or received in connection therewith, except for disputes that would not be expected to have a Material Adverse Effect.  The Company has made available to Purchaser true and complete copies of all Company Material Contracts, including any amendments thereto.

3.18          Insurance.

(a)           The Company and the Company Subsidiaries are insured by insurers believed by the Company to be financially responsible against such losses and risks and in such amounts as are customary in the businesses in which they are engaged.

(b)           With respect to each such insurance policy:  (i) the policy is legal, valid, binding and enforceable in accordance with its terms and, except for policies that have expired under their terms in the ordinary course, is in full force and effect in all material respects; (ii) neither the Company nor any Company Subsidiary is in material breach or default (including any such breach or default with respect to the payment of premiums or the giving of notice or both), and, to the knowledge of the Company, no event has occurred that, with notice or the lapse of time, would constitute such a material breach or default, or permit termination or modification, under the policy.

(c)           Neither the Company nor any Company Subsidiary received notice with respect to the termination, non-renewal, cancellation, disallowance or reduction in coverage of any such insurance policy and, to the knowledge of the Company, there is no threatened termination, non-renewal, cancellation, disallowance or reduction in coverage with respect to any such policies.

3.19        Customers.  Section 3.19 of the Disclosure Schedule sets forth the top ten (10) customers of the Company and the Company Subsidiaries (based on revenues during the six (6) months ended June 30, 2017) (the “Customer Contracts”).  Since December 31, 2016 to the date of this Agreement, neither the Company nor any of the Company Subsidiaries has received any written notice or, to the knowledge of the Company, oral notice from any such customer to the effect that, any such customer (a) requires material and adverse modifications in material terms on which such customer conducts business with the Company or any of the Company Subsidiaries as a condition to continuing such business relationship or (b) is terminating or cancelling its business relationship with the Company or any of the Company Subsidiaries, or making any written threat to terminate or cancel such relationship, except as would not reasonably be expected to (A) prevent or delay beyond the Outside Date the consummation of the Share Purchase or any other Transactions or (B) be material to the Company and the Company Subsidiaries, taken as a whole.

3.20        Brokers and Expenses.  No broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the Transactions based upon arrangements made by or on behalf of the Company or any Company Subsidiary, except in each case for obligations that will be satisfied in full prior to the Closing and reflected in the Closing Net Cash, with any remaining obligations thereunder being assumed by Seller.

3.21        Data Protection.  Since January 1, 2015, the Company and the Company Subsidiaries have (i) materially complied with their respective published privacy policies and all applicable Laws relating to protection of personally identifiable information and the privacy and security of personally identifiable information, including with respect to the collection, storage, transmission, transfer (including cross-border transfers), disclosure and use of personally identifiable information (including personally identifiable information of employees, contractors, and Third Parties who have provided information to the Company or the Company Subsidiaries) in the Company’s and the Company Subsidiaries’ control; and (ii) taken commercially reasonable measures to protect personally identifiable information in Company’s and the Company Subsidiaries’ control against loss, damage, and unauthorized access, use, and modification.  Since January 1, 2015, to the knowledge of the Company, there has been no material loss, damage, or unauthorized access, use, or modification of any such information by Company or any Company Subsidiary (or any of their respective employees or contractors).  Since January 1, 2015, to the knowledge of the Company, no person (including any Governmental Authority of competent jurisdiction) has commenced any Action with respect to loss, damage, or unauthorized access, use, or modification of any such personally identifiable information in Company’s and the Company Subsidiaries’ control by Company or any Company Subsidiary (or any of their respective employees or contractors) (and to the knowledge of the Company, there is no reasonable basis for any such Action).  To the knowledge of the Company, the execution, delivery and performance of this Agreement and the consummation of the Transactions complies in all material respects with Company’s and the Company Subsidiaries’ applicable privacy policies and all applicable Laws relating to privacy and data security.

3.22          Certain Business Practices.

(a)           To the knowledge of the Company, neither the Company, any Company Subsidiary nor any director, officer, employee or agent of the Company or any Company Subsidiary acting on behalf of the Company or any Company Subsidiary (i) has taken any action in material violation of any applicable anticorruption Law, including the U.S. Foreign Corrupt Practices Act (“FCPA”) (15 U.S.C. § 78 dd-1 et seq.) and the UK Bribery Act of 2010 (the “Bribery Act”) or (ii) has directly or indirectly, used any funds for unlawful contributions, gifts, entertainment or other unlawful payments relating to political activity or (iii) directly or indirectly, used funds, given, offered, promised, or authorized to give, any money or thing of value to any Government Official, for the purpose, with respect to subclauses (ii) and (iii), of influencing an act or decision of the Government Official, inducing such Government Official to or omit to do any act in violation of his or her lawful duty, securing any improper advantage or inducing the Government Official to use his or her influence or position to affect any government act or decision to obtain or retain business of the Company or any Company Subsidiary.

(b)           For purposes of this Section 3.22, “Government Official” means:  (i) any officer, employee or representative of any regional, federal, state, provincial, county or municipal government or government department, agency, or other division; (ii) any officer, employee or representative of any commercial enterprise that is owned or controlled, or partially owned or controlled, by a government, including any state-owned or controlled medical facility; (iii) any officer, employee or representative of any public international organization, such as the African Union, the International Monetary Fund, the United Nations or the World Bank; (iv) any person acting in an official capacity for any government or government entity, enterprise, or organization identified above; and (v) any political party, party official or candidate for political office.

3.23          Export Control and Economic Sanctions Laws.

(a)           During the past five (5) years, the Company and each of the Company Subsidiaries has conducted its business in all material respects in accordance with applicable provisions of U.S. economic sanctions and export control laws and regulations, including, without limitation, United States Executive Order 13224, Blocking Property and

Prohibiting Transactions with Persons Who Commit, Threaten to Commit, or Support Terrorism, the United States Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act, the Arms Export Control Act, the International Traffic in Arms Regulations, the Export Administration Act, the International Emergency Economic Powers Act, the Trading with the Enemy Act, the Export Administration Regulations and all economic sanctions laws, including those administered by the United Nations Security council, the European Union, Her Majesty’s Treasury, the United States Department of the Treasury, the Office of Foreign Assets Control and other applicable export laws of the countries where it conducts business (collectively, the “Sanctions Laws”).  Without limiting the foregoing, during the past five (5) years:

(b)           None of the Company or any Company Subsidiary, nor, to the knowledge of the Company, any of their respective officers or directors, (i) appears on the Specially Designated Nationals and Blocked Persons List of the Office of Foreign Assets Control of the United States Department of the Treasury; (ii) is otherwise a party with whom, or has its principal place of business or the majority of its business operations (measured by revenues) located in a country in which, transactions are prohibited the Sanction Laws; (iii) has been convicted of or charged with a felony relating to money laundering; (iv) to the knowledge of the Company, is under investigation by any Governmental Authority for money laundering or (v) to the knowledge of the Company, is subject to any pending or threatened (in writing) investigations or claims related to Sanction Laws;

(c)           The Company and each Company Subsidiary maintain auditing and monitoring processes and systems of internal controls as part of their compliance programs that are reasonably adequate to ensure compliance with all Laws pertaining to the FCPA, the Bribery Act and the Sanctions Laws.

(d)           the Company and each of the Company Subsidiaries has obtained all export licenses, registrations, approvals and other authorizations required for its exports of products, software and technology from the United States and re-exports of products, software and technology subject to U.S. law;

(e)           the Company and each of the Company Subsidiaries is in compliance in all material respects with the terms of such applicable export licenses, registrations, approvals or other authorizations;

(f)            neither the Company nor any of the Company Subsidiaries has received any written communication alleging that it is not or may not be in compliance with, or has, or may have any, liability under any such applicable export licenses, registrations or other approvals; and

(g)           there are no pending or, to the knowledge of the Company, threatened claims against, or audits or investigations of, the Company or any Company Subsidiary with respect to such export licenses, registrations or other approvals.

3.24        Minute Books.  The Company has made available to Purchaser, true, correct and complete copies in all material respects of the minute books of the

Company since January 1, 2015.  The minute books of the Company contain true and complete originals or copies of all minutes of meetings of, and actions by, the stockholders of the Company and the Company’s board of directors and all committees thereof (or, where such minutes are not final, copies of the most recent drafts of such minutes, with redactions only for matters relating directly to the Share Purchase and the Transactions), and accurately reflect all corporate actions of the Company which are required by applicable Law, the Certificate of Incorporation, the Bylaws or other governing documents to be passed upon by the Company’s board of directors, stockholders and committees.  There were no other meetings of, or actions by, the stockholders of the Company, the Company’s board of directors or committees thereof, or draft minutes, that have not been provided to the Purchaser prior to the date of this Agreement.

3.25        Affiliate Transactions.  There are no existing contracts, transactions, indebtedness or other arrangements, or any related series thereof, between the Company or any of the Company Subsidiaries, on the one hand, and any of the directors, officers or other affiliates of the Company (including Seller and its affiliates and subsidiaries) and the Company Subsidiaries, on the other hand, except for (i) payment of salary for services rendered, (ii) reimbursement for reasonable expenses incurred on behalf of the Company, (iii) any agreements with officers or directors and provisions in the Certificate of Incorporation and Bylaws providing for indemnification, exculpation and expense advancement obligations of the Company to such individuals and (iv) other standard employment documentation and employee benefits made generally available to all employees.

3.26        No Misrepresentations. None of the representations or warranties (other than Section 3.8(b) and 3.8(c)) made in this Agreement (as modified by the Disclosure Schedule) and any related agreements, certificates and instruments, and none of the information shared with Purchaser  by or on behalf of Seller, the Company, or the Company Subsidiaries in the electronic data room maintained by Seller (excluding estimates, projections, forecasts, business plans or cost-related plans that are forward-looking in nature or other forward-looking information) contains any untrue statement of a material fact or omits any material fact necessary in order to make the statements contained herein or therein, in the light of the circumstances under which they are or were made, not misleading.

4.             Representations and Warranties of Seller.

Seller hereby represents and warrants to Purchaser that:

4.1          Corporate Organization.  Seller is a corporation duly organized, validly existing and, to the extent applicable, in good standing under the laws of the State of Delaware, and has the requisite corporate power and authority to own, lease and operate its properties and to carry on its business as it is now being conducted.  Seller is duly qualified or licensed as a foreign corporation to do business, and is in good standing, in each jurisdiction where the character of the properties owned, leased or operated by it or the nature of its business makes such qualification or licensing necessary, except where the failure to be so duly qualified or licensed and in good standing, individually or in the aggregate, would not reasonably be expected to prevent or delay consummation of the Share Purchase or any other

Transactions beyond the Outside Date or otherwise prevent Seller from performing any of its material obligations under this Agreement.

4.2          Authority Relative to this Agreement.  Seller has all necessary corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the Transactions.  The execution, delivery and performance of this Agreement by Seller and the consummation by Seller of the Transactions have been duly and validly authorized by all necessary corporate action, and no other corporate proceedings on the part of Seller are necessary to authorize this Agreement or to consummate the Transactions.  This Agreement has been duly and validly executed and delivered by Seller and, assuming due authorization, execution and delivery by Purchaser, constitutes a legal, valid and binding obligation of Seller, enforceable against Seller in accordance with its terms, except that (i) such enforcement may be subject to applicable bankruptcy, insolvency, reorganization, moratorium or other similar laws, now or hereafter in effect, affecting creditors’ rights generally, and (ii) the remedy of specific performance and injunctive and other forms of equitable relief may be subject to equitable defenses and to the discretion of the court before which any proceeding therefor may be brought.

4.3            No Conflict; Required Filings and Consents.

(a)           The execution and delivery of this Agreement by Seller do not, and the performance of this Agreement by Seller will not, (i) conflict with or violate the certificate of incorporation or bylaws or equivalent organizational documents of Seller, (ii) require any material consent, approval authorization or permit of, or filing with or notification to, any Governmental Authority, other than the consents described in Section 3.5(b) and the consents  listed in Section 3.5(a) of the Disclosure Schedule, (iii) conflict with or violate in any material respect any Law applicable to Seller or by which any property or asset of Seller is bound or affected or (iv) result in any breach of, or constitute a default (or an event that, with notice or lapse of time or both, would become a default or breach) under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of a Lien on any property or asset of Seller pursuant to, or result in the loss of a material benefit under any Contract, permit, franchise or other instrument or obligation to which Seller is a party or by which Seller or any property or asset of Seller is bound or affected, except, with respect to clauses (ii) — (iv), for any such conflicts, violations, breaches, defaults or other occurrences that, individually or in the aggregate, would not prevent or delay consummation of the Share Purchase or any other Transactions beyond the Outside Date or otherwise prevent Seller from performing any of its material obligations under this Agreement.

(b)           The execution and delivery of this Agreement by Seller do not, and the performance of this Agreement by Seller will not, require any consent, approval, waiting period termination or expiration, authorization or permit of, or filing with, or notification to, any Governmental Authority, except (i) for applicable requirements, if any, of (x) the Exchange Act, and (y) the HSR Act any other applicable Antitrust Laws, and (ii) where the failure to obtain such consents, approvals, waiting period expirations or terminations, authorizations or permits, or to make such filings or notifications, individually or in the aggregate, would not prevent or delay consummation of the Share Purchase  or any other Transactions beyond the Outside Date or otherwise prevent Seller from performing its material obligations under this Agreement.

4.4          Title to Shares.  Seller is the legal and beneficial owner of all of the issued and outstanding Company Shares, free and clear of all Liens.  Seller is not a party to any option, warrant, purchase right or other contract or commitment that could require Seller to sell, transfer, or otherwise dispose of any Company Shares (other than this Agreement).

4.5          Solvency.  Immediately after giving effect to the consummation of the Share Purchase and the other Transactions:  (i) the sum of the assets, at a fair and fair saleable valuation, of Seller and its subsidiaries (excluding, for the avoidance of doubt, the Company and Company Subsidiaries) exceeds the total amount of their liabilities (including all contingent liabilities); (ii) Seller and its subsidiaries (excluding, for the avoidance of doubt, the Company and Company Subsidiaries) shall not have incurred debts beyond their ability to pay such debts as such debts mature; and (iii) Seller and its subsidiaries (excluding, for the avoidance of doubt, the Company and Company Subsidiaries) shall not have unreasonably small capital with which to conduct their businesses.  No transfer of property is being made by Seller and no obligation is being incurred by Seller in connection with the Share Purchase or any other Transactions with the intent to hinder, delay or defraud either present or future creditors of Seller, the Company or any of their respective subsidiaries.

4.6          Opinion of Financial Advisor.  Prior to and as of Closing, the Seller will have received an opinion from a nationally recognized independent valuation firm reasonably acceptable to Purchaser to the effect that, as of the date thereof and based upon and subject to the various qualifications and assumptions set forth therein (which shall be customary in nature), the Total Share Purchase Consideration to be received by Seller pursuant to the Share Purchase is fair, from a financial point of view, to Seller.  The Seller will have delivered a written copy of such opinion to Purchaser prior to or at the Closing.

4.7          Seller Credit Agreement.  Substantially concurrently with the Closing, the Seller intends to permanently discharge all indebtedness and other Obligations (as defined therein) under the Seller Credit Agreement.

5.             Representations and Warranties of Purchaser.

Purchaser hereby represents and warrants to Seller and the Company that:

5.1          Corporate Organization.  Purchaser is a limited liability company duly organized, validly existing and, to the extent applicable, in good standing under the laws of the Delaware, and has the requisite limited liability company power and authority to own, lease and operate its properties and to carry on its business as it is now being conducted.  Purchaser is duly qualified or licensed as a foreign corporation to do business, and is in good standing, in each jurisdiction where the character of the properties owned, leased or operated by it or the nature of its business makes such qualification or licensing necessary, except where the failure to be so duly qualified or licensed and in good standing, individually or in the aggregate, would not reasonably be expected to prevent or delay consummation of the Share Purchase  or any other Transactions beyond the Outside Date or otherwise prevent Purchaser from performing any of its material obligations under this Agreement.

5.2          Authority Relative to this Agreement.  Purchaser has all necessary corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the Transactions.  The execution, delivery and performance of this Agreement by Purchaser and the consummation by Purchaser of the Transactions have been duly and validly authorized by all necessary corporate action, and no other corporate proceedings on the part of Purchaser are necessary to authorize this Agreement or to consummate the Transactions.  This Agreement has been duly and validly executed and delivered by Purchaser and, assuming due authorization, execution and delivery by Seller and the Company, constitutes a legal, valid and binding obligation of Purchaser, enforceable against Purchaser in accordance with its terms, except that (i) such enforcement may be subject to applicable bankruptcy, insolvency, reorganization, moratorium or other similar laws, now or hereafter in effect, affecting creditors’ rights generally, and (ii) the remedy of specific performance and injunctive and other forms of equitable relief may be subject to equitable defenses and to the discretion of the court before which any proceeding therefor may be brought.

5.3            No Conflict; Required Filings and Consents.

(a)         The execution and delivery of this Agreement by Purchaser do not, and the performance of this Agreement by Purchaser will not, (i) conflict with or violate the certificate of incorporation or bylaws or equivalent organizational documents of or Purchaser, (ii) require any material consent, approval authorization or permit of, or filing with or notification to, any Governmental Authority, other than the consents listed in Section 5.3(a) of the Disclosure Schedule, (iii) conflict with or violate any Law applicable to Purchaser or by which any property or asset of Purchaser is bound or affected, or (iv) result in any breach of, or constitute a default (or an event that, with notice or lapse of time or both, would become a default or breach) under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of a Lien on any property or asset of Purchaser pursuant to, or result in the loss of a material benefit under any Contract, permit, franchise or other instrument or obligation to which Purchaser is a party or by which Purchaser or any property or asset of Purchaser is bound or affected, except, with respect to clauses (ii) to (iv), for any such conflicts, violations, breaches, defaults or other occurrences that, individually or in the aggregate, would not prevent or delay consummation of the Share Purchase or any other Transactions beyond the Outside Date or otherwise prevent Purchaser from performing any of its material obligations under this Agreement.

(b)           The execution and delivery of this Agreement by Purchaser do not, and the performance of this Agreement by Purchaser will not, require any consent, approval, waiting period termination or expiration, authorization or permit of, or filing with, or notification to, any Governmental Authority, except (i) for applicable requirements, if any, of the HSR Act and any other applicable Antitrust Laws, and (ii) where the failure to obtain such consents, approvals, waiting period expirations or terminations, authorizations or permits, or to make such filings or notifications, individually or in the aggregate, would not prevent or delay consummation of the Share Purchase or any other Transactions beyond the Outside Date or otherwise prevent Purchaser from performing its material obligations under this Agreement.

5.4            Financing.

(a)           At the Closing, assuming the Financing is funded in accordance with the Commitment Letters, Purchaser shall have sufficient cash and other sources of immediately available funds to pay the Total Share Purchase Consideration and all fees and expenses in connection with the Transactions.

(b)           Purchaser has delivered to Seller a true, accurate and complete copy of (i) an executed debt commitment letter, dated as of the date of this Agreement, by and among Purchaser and the Lenders party thereto, including all exhibits, schedules, annexes and attachments thereto (as amended, restated, replaced, substituted, supplemented, waived or otherwise modified in accordance with Section 7.9(b) or, in the case of an Alternative Financing, in accordance with Section 7.9(c), the “Debt Commitment Letter”), pursuant to which, and subject to the terms and conditions of which, the Lenders party thereto have committed to lend the amounts set forth therein for the purpose of funding the Share Purchase and the other Transactions (such committed debt financing, the “Debt Financing”), and (ii) an executed equity commitment letter, dated as of the date of this Agreement, by and among Purchaser and Sponsors, including all exhibits, schedules, annexes and attachments thereto (as amended, restated, replaced, substituted, supplemented, waived or otherwise modified in accordance with Section 7.9(b), (the “Equity Commitment Letter” and, together with the Debt Commitment Letter, the “Commitment Letters”), pursuant to which, and subject to the terms and conditions of which, each Sponsor has committed to provide the amounts set forth therein for the purpose of funding the Share Purchase (such committed equity financing, the “Equity Financing” and, together with the Debt Financing, the “Financing”).

(c)           As of the date of this Agreement, (i) the Commitment Letters are in full force and effect and have not been withdrawn, rescinded or terminated, or otherwise amended or modified in any respect and (ii) each of the Commitment Letters, in the form so delivered, constitutes a legal, valid and binding obligation of Purchaser, and, to the knowledge of Purchaser, the other parties thereto, enforceable against it or them, as the case may be, in accordance with its terms except as may be affected by bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and other similar Laws relating to or affecting creditors’ rights generally, and general equitable principles, whether such enforceability is considered in a proceeding in equity or at Law.  Except for the fee letter with respect to fees and related arrangements with respect to the Debt Financing (the “Debt Fee Letter”), of which Purchaser has delivered a true, accurate and complete copy to Seller on or prior to the date of this Agreement (redacted with respect to fees, pricing caps, and other economic terms  that would not affect the amount, availability or conditionality of the Debt Financing), the Limited Guarantee and the Commitment Letters are the only agreements relating to the Financing as of the date of this Agreement.  Except for the Commitment Letters and the Debt Fee Letter, there are no agreements, side letters, or arrangements relating to the Debt Commitment Letter or the Equity Commitment Letter, as applicable, that could affect the amount, availability or conditionality of the Debt Financing or the Equity Financing, as applicable.

(d)           Assuming the satisfaction of the conditions set forth in Section 8.1 and Section 8.2, as of the date of this Agreement, no event has occurred which, with or without notice, lapse of time or both, would constitute a default or breach on the part of Purchaser under any term of the Commitment Letters. As of the date of this Agreement, no Lender party to the Debt Commitment Letter has notified Purchaser of its intention to terminate any of the commitments under the Debt Commitment Letter or not to provide the Debt Financing.

(e)           Assuming satisfaction of the conditions in Section 8.1 and Section 8.2, as of the date of this Agreement, Purchaser has no reason to believe that any of the conditions in the Commitment Letters will fail to be satisfied on a timely basis or that the full amounts committed pursuant to the Commitment Letters will not be available to be funded at the Closing.  As of the date of this Agreement, Purchaser has fully paid (or caused to be paid) any and all commitment fees or other fees required by the Commitment Letters to be paid on or before the date of this Agreement.  The only conditions precedent related to the obligations of the Sponsors to fund the full amount of the Equity Financing and the Lenders to fund the full amount of the Debt Financing are expressly set forth in the Equity Commitment Letter and the Debt Commitment Letter and the Debt Fee Letter, respectively.

5.5          Absence of Litigation.  As of the date of this Agreement, there is no material Action pending or, to the knowledge of Purchaser, threatened, against Purchaser, any subsidiary of Purchaser, or any property or asset of Purchaser or any subsidiary of Purchaser, before any Governmental Authority of competent jurisdiction that is reasonably likely to prevent or delay the consummation of the Share Purchase or any other Transactions or otherwise prevent or delay Purchaser from performing its material obligations under this Agreement.  As of the date of this Agreement, neither Purchaser nor any subsidiary of Purchaser nor any property or asset of Purchaser or any subsidiary of Purchaser is subject to any material continuing order of, consent decree, settlement agreement or similar written agreement with, or, to the knowledge of Purchaser, continuing investigation by, any Governmental Authority of competent jurisdiction, or any order, writ, judgment, injunction, decree, determination or award of any Governmental Authority of competent jurisdiction that is reasonably likely to prevent consummation of the Share Purchase or any other Transactions or otherwise prevent Purchaser from performing its material obligations under this Agreement.

5.6          Guarantee.  As of the date of this Agreement, Purchaser has delivered to Seller a true, accurate and complete copy of an executed limited guarantee, dated as of the date of this Agreement, from Sponsors in favor of Seller in respect of certain matters on the terms specified therein (the “Limited Guarantee”).  As of the date of this Agreement, the Limited Guarantee is in full force and effect and has not  been withdrawn, rescinded or terminated, or otherwise amended or modified in any respect.  The Limited Guarantee, in the form so delivered, constitutes a legal, valid and binding obligation of each Sponsor, enforceable against it in accordance with its terms except as may be affected by bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and other similar Laws relating to or affecting creditors’ rights generally, and general equitable principles, whether such enforceability is considered in a proceeding in equity or at Law.  As of the date of this Agreement, no event has occurred that, with or without notice, lapse of time or both, would constitute a default or breach on the part of either Sponsor under any term or condition of the Limited Guarantee.

5.7          Securities Act.  Purchaser is acquiring the Company Shares solely for the purpose of investment and not with a view to, or for sale in connection with, any distribution thereof.  Purchaser acknowledges that the Company Shares are not registered under the Securities Act, any applicable state securities Laws or any applicable foreign securities Laws, and that such Company Shares may not be transferred or sold except pursuant to the registration provisions of the Securities Act or applicable foreign securities Laws or pursuant to an applicable exemption therefrom and pursuant to applicable state securities Laws.  Purchaser (either alone or together with its advisors) has sufficient knowledge and experience in financial and business matters so as to be capable of evaluating the merits and risks of its investment in the Company Shares and is capable of bearing the economic risks of such investment.

6.             Conduct of Business Pending the Closing.

6.1            Conduct of the Business Pending the Closing.

(a)           Seller and the Company covenant and agree that, from the date of this Agreement until the earlier of (a) the Closing or (b) termination of this Agreement in accordance with its terms, except as contemplated or permitted by this Agreement or required by applicable Laws or any Governmental Authority or with the prior written approval of Purchaser, Seller shall (as it relates to the Company) and the Company shall (and shall cause each Company Subsidiary to), (i) conduct its business in the ordinary course, consistent with past practice and (ii) use its commercially reasonable efforts to keep available the services of the current officers, key employees and consultants of the Company and each Company Subsidiary and to preserve business organizations of the Company and each of Company Subsidiary intact and to maintain existing relations and goodwill with customers, suppliers, contractors, licensors, licensees, partners and other persons with whom the Company or any Company Subsidiary has material business relations.

(b)           From the date of this Agreement until the earlier of (1) the Closing or (2) termination of this Agreement in accordance with its terms, except (w) as otherwise expressly required by this Agreement, (x) with the prior written approval of Purchaser, (y) as required by applicable Law or any Governmental Authority or (z) as set forth in Section 6.1 of the Disclosure Schedule, Seller shall not (as it relates to the Company) and the Company will not (and will not permit any Company Subsidiary to), directly or indirectly:

(i)            amend or otherwise change the Certificate of Incorporation, Bylaws or equivalent organizational documents of the Company or any Company Subsidiary;

(ii)           issue, sell, pledge, dispose of, grant or encumber or make subject to a Lien (other than a Permitted Lien), or authorize the issuance, sale, pledge, disposition, grant or encumbrance of, any shares of any class of capital stock of the Company or any of the Company Subsidiaries, or any options, warrants, convertible securities or other rights of any kind to acquire any shares of such capital stock, or any other ownership interest, of the Company or any of the Company Subsidiaries;

(iii)          transfer, lease, sell, pledge, license, dispose of, abandon, allow to lapse, subject to a Lien (other than a Permitted Lien) or otherwise encumber any material assets or properties of the Company or any of the Company Subsidiaries, except the license of Company Products in the ordinary course of business;

(iv)          declare, set aside, make or pay any dividend or other distribution, payable in cash, stock, property or otherwise, with respect to any of the Company’s or any Company Subsidiary’s capital stock (other than dividends or distributions made by a Company Subsidiary to the Company or another Company Subsidiary);

(v)           reclassify, combine, split, subdivide or redeem, or purchase or otherwise acquire, directly or indirectly, any of the Company’s or any Company Subsidiary’s capital stock;

(vi)          (A) acquire, directly or indirectly (including by merger, consolidation, or acquisition of stock or assets or any other business combination) in one transaction or any series of related transactions, any corporation, partnership, other business organization or any division thereof or any other business, or any equity interest in any person; (B) incur any Debt; (C) make any loans, advances or capital contributions, except for employee loans or advances for expenses and extended payment terms for customers, in each case subject to applicable Law and only in the ordinary course of business; (D) make or direct to be made any capital investments or equity investments in any entity, other than investments in any wholly-owned Company Subsidiary; or (E) enter into or amend any Contract with respect to any matter set forth in this Section 6.1(b)(vi);

(vii)         make, authorize, or make any commitment with respect to any capital expenditure that (A) has not been set forth in the Company’s or the Company Subsidiaries’ annual budget, and (B) is collectively, in the aggregate for the Company and the Company Subsidiaries taken as a whole, in excess of $500,000 during any three (3)-month period;

(viii)        make or change any material Tax election, adopt or change any accounting period or any material accounting method with respect to Taxes, file any amended material Tax Return, enter into any closing agreement with respect to material Taxes, settle any material Tax claim or assessment relating to the Company or any of the Company Subsidiaries, surrender any right to claim a material refund of Taxes, consent to any extension or waiver of the limitation period applicable to any material Tax claim or assessment relating to the Company or any of the Company Subsidiaries, destroy or dispose of any books and records with respect to Tax matters relating to periods beginning before the Closing and for which the statute of limitations is still open or under which a record retention agreement is in place with a Governmental Authority;

(ix)          commence any material Action or settle any material claim, arbitration or other Action that would (x) materially affect the operations of the Company or any Company Subsidiary or (y) result in the Company or any Company Subsidiary being subject to any equitable relief or admission of wrongdoing; provided that Seller may enter into settlements without admitting liability or wrongdoing, and involving only money damages for which Seller (and not the Company or any Company Subsidiary) is solely responsible);

(x)           (A) terminate any Material Company Contract, (B) enter into a new Contract that would be a Material Company Contract if entered into prior to the date hereof, in each case other than in the ordinary course of business consistent with past practice or (C) modify in any material respect any payment terms with any customers or suppliers pursuant to any Material Company Contract;

(xi)          except as required by a Company Benefit Plan (as in effect on the date hereof) or applicable law:  (A) modify any compensation or benefits provided to any of the Continuing Employees; (B) enter into any employment, change of control, severance or retention agreement with any Continuing Employee; (C) establish, adopt, enter into, terminate or amend any Company Benefit Plan or any employee plan, trust, fund, policy or arrangement for the benefit of any Continuing Employees or any of their beneficiaries; (D) take any action to accelerate the vesting or payment of, or otherwise fund or secure the payment of, any compensation or benefits payable or to be provided to any Continuing Employee under any Company Benefit Plan; or (E) enter into or amend any collective bargaining agreement or other agreement with a labor union, works council or similar organization covering Continuing Employees;

(xii)         (A)  promote, demote, or terminate the employment of any Continuing Employee (other than terminations for cause (as such term may be defined in the applicable employment agreement, services agreement or Company Benefit Plan)), (B) assign or transfer the employment of any Continuing Employee out of the Company, (C) take any action to cause any employee who does not meet the definition of a Continuing Employee on the date of this Agreement to transfer employment to Purchaser or (D) take any action to prevent any employee who meets the definition of a Continuing Employee on the date of this Agreement from transferring employment to Purchaser;

(xiii)        enter into or amend any Contract pursuant to which any other party is granted, or that otherwise subjects the Company or any Company Subsidiary or Purchaser or any of its subsidiaries to, any non-competition or other exclusive rights of any type or scope that materially restrict the Company or any Company Subsidiary or, upon completion of the Share Purchase or any other Transactions, Purchaser or any of its subsidiaries, from engaging or competing in any line of business or in any location;

(xiv)        enter into any Contracts (A) under which Company or any Company Subsidiary grants or agrees to grant to any Third Party any assignment, license, release, immunity or other right with respect to any Owned Company Intellectual Property other than pursuant to agreements substantially in the form of the Company’s or the Company Subsidiaries’ standard agreements, (B) under which Company or any Company Subsidiary establishes with any Third Party a joint venture, strategic relationship, or partnership pursuant to which Company agrees to develop or create (whether jointly or individually) any material Intellectual Property, products or services; (C) that will cause or require (or purport to cause or require) the Purchaser (other than pursuant to Contracts to which the Purchaser or its affiliates are Parties) to (x) grant to any Third Party any license, covenant not to sue, immunity or other right with respect to or under any of the Intellectual Property or Intellectual Property Rights of Purchaser or its affiliates; or (y) be obligated to pay any royalties or other amounts to any Third Party;

(xv)         enter into any material lease, material sublease or material license for real property or material operating lease of the Company or any of the Company Subsidiaries involving in excess of $1,000,000 per annum in the aggregate;

(xvi)        enter into or materially amend or otherwise modify any Contract or arrangement with persons that are affiliates or are executive officers or directors of the Company, except as otherwise permitted or required by this Agreement;

(xvii)       terminate, cancel, amend or modify any insurance coverage policy maintained by the Company or any of the Company Subsidiaries that is not simultaneously replaced by a comparable amount of insurance coverage;

(xviii)      fail to make capital expenditures necessary to operate the business of the Company and the Company Subsidiaries in the ordinary course of business consistent with past practice (provided that for clarity, no acceleration of the ordinary capital expenditure cycle will be required pursuant to this clause (xviii));

(xix)        make any material change in any of its present financial accounting methods and practices of the Company or the Company Subsidiaries other than changes as may be required to conform to GAAP or applicable Law;

(xx)         adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of the Company (other than the Share Purchase); or

(xxi)        otherwise make a legally binding commitment to do any of the foregoing.

6.2          Cash and Debt Management.  Notwithstanding anything herein to the contrary, it is understood and agreed as follows:

(a)           prior to the Closing, Seller and the Company may cause the transfer or sweep of the Company’s cash and cash equivalents (including Restricted Cash) and marketable securities to Seller or its affiliates, with the intention that the Company Closing Cash be as close to zero as reasonably practicable; and

(b)           prior to the Closing, each of Seller and the Company shall use its reasonable best efforts to cause the Debt of the Company and the Company Subsidiaries to be extinguished in its entirety, with the intention that the Company Closing Debt be as close to zero as reasonably practicable.

7.             Additional Agreements.

7.1            Access to Information; Confidentiality.

(a)           Upon reasonable prior notice, and in compliance with applicable Laws, from the date hereof until the earlier of the Closing or the termination of this Agreement in accordance with its terms, Seller shall (as it relates to the Company) and the Company shall, and each shall cause the Company Subsidiaries and the officers, directors, employees, auditors and agents of Seller, the Company and the Company Subsidiaries to, afford the officers, employees and other Representatives of Purchaser reasonable access at all reasonable times to the officers, employees, agents, properties, offices and other facilities, books and records of Seller (as it relates to the Company), the Company and each Company Subsidiary, including the Owned Company Intellectual Property, and shall furnish Purchaser with such financial, operating and other data and information (including the work papers of the Company’s accountants) as Purchaser, through its officers, employees and other Representatives, may reasonably request as long as these actions are in compliance with all applicable data privacy/protection Laws; provided, that such disclosure shall not be required to include any information that is subject to a statutory non-disclosure or similar provision or agreement with a Governmental Authority, prime contractor, higher-tier subcontractor, distributor, or other Third Party for end-use by a Governmental Authority (collectively, “Governmental Contracting Parties”), or that is subject to an attorney-client privilege or other legal privilege, or that is subject to a non-disclosure agreement with a Third Party. If requested by Purchaser, the Company agrees to use its reasonable best efforts to (i) provide Purchaser’s outside counsel such information so as to summarize and share its findings (but not the underlying information) with Purchaser and (ii) secure the consent of the appropriate Governmental Contracting Party or other Third Party to permit disclosure of such protected information to Purchaser.

(b)           All information obtained by Purchaser pursuant to this Section 7.1 shall be held confidential in accordance with the confidentiality agreement between Purchaser and Seller, dated May 19, 2017 (the “Confidentiality Agreement”).

(c)           To the extent consistent with applicable Law, the Company shall consult with Purchaser in good faith on a regular basis as reasonably requested by Purchaser to report material (individually or in the aggregate) operational developments, the status of relationships with customers and potential customers, the status of ongoing operations and other matters reasonably requested by Purchaser, including the continued accuracy of the Company’s representations and warranties and compliance with the Company’s covenants and obligations under this Agreement.

(d)           The Company may, as it deems advisable and necessary in its reasonable judgment, designate any competitively sensitive materials provided under this Section 7.1 as “outside counsel only.”  Such materials and the information contained therein shall be given only to outside counsel of the recipient and will not be disclosed by such outside counsel to employees, officers, or directors of the recipient without the advance written consent of the Company.

(e)           From and after the Closing Date, except as otherwise expressly provided in this Agreement, Seller shall hold and shall cause its subsidiaries to hold in strict confidence and not to disclose, release or use without the prior written consent of Purchaser, any and all confidential and proprietary information related to the businesses of the Company and Company subsidiaries; provided, that Seller may disclose, or may permit disclosure of, such information (i) to its Representatives who have a need to know such information and are informed of their obligation to hold such information confidential to the same extent as is applicable to Seller and in respect of whose failure to comply with such obligations Seller will be responsible, (ii) if Seller, its subsidiaries or their respective Representatives are required to disclose any such information pursuant to applicable Law or pursuant to the applicable rules and regulations of any national securities exchange applicable to listed companies, or (iii) in connection with the enforcement of any right or remedy relating to this Agreement or the Transactions.  Notwithstanding anything to the contrary in the foregoing, in the event that any demand or request for disclosure of such confidential and proprietary information is made pursuant to clause (ii) above, Seller shall to the extent practicable and permissible promptly notify Purchaser of the existence of such request or demand and shall provide Purchaser a reasonable opportunity to seek an appropriate protective order or other remedy, and in the event such protective order or other remedy is not obtained, Seller may disclose such confidential and proprietary information without liability hereunder, but shall furnish only that portion of such confidential and proprietary information that Seller is advised by legal counsel it is legally required to disclose and shall exercise reasonable efforts, at its sole cost and expense, to preserve the confidentiality of such information.

(f)            From and after the Closing Date, except as otherwise expressly provided in this Agreement, Purchaser shall hold and shall cause its subsidiaries (including the Company and Company Subsidiaries) to hold in strict confidence and not to disclose, release or use without the prior written consent of Seller, any and all confidential and proprietary information related to the businesses of Seller (other than the businesses of the Company and Company Subsidiaries); provided, that Purchaser may disclose, or may permit disclosure of, such information (i) to its Representatives who have a need to know such information and are informed of their obligation to hold such information confidential to the same extent as is applicable to Purchaser and in respect of whose failure to comply with such obligations Purchaser will be responsible, (ii) if Purchaser, its subsidiaries or their respective Representatives are required to disclose any such information pursuant to applicable Law or pursuant to the applicable rules and regulations of any national securities exchange applicable to listed companies, or (iii) in connection with the enforcement of any right or remedy relating to this Agreement or the Transactions.  Notwithstanding anything to the contrary in the foregoing, in the event that any demand or request for disclosure of such confidential and proprietary information is made pursuant to clause (ii) above, Purchaser shall to the extent practicable and permissible promptly notify Seller of the existence of such request or demand and shall provide Seller a reasonable opportunity to seek an appropriate protective order or other remedy, and in the event such protective order or other remedy is not obtained, Purchaser may disclose such confidential and proprietary information without liability hereunder, but shall furnish only that portion of such confidential and proprietary information that Purchaser is advised by legal counsel it is legally required to disclose and shall exercise reasonable efforts, at its sole cost and expense, to preserve the confidentiality of such information.

7.2            Solicitation of Transactions.

(a)           From the date hereof and continuing until the earlier of the Closing or the termination of this Agreement in accordance with the terms hereof, Seller, the Company and the Company Subsidiaries shall not, and shall cause their respective Representatives not to, directly or indirectly, (i) solicit, initiate, support, knowingly encourage or knowingly facilitate any Acquisition Proposal or the making thereof to Seller or the Company; (ii) enter into, maintain, continue or otherwise participate in any discussions or negotiations regarding, or furnish any non-public information to any person (other than Purchaser and its Representatives) with respect to any Acquisition Proposal; or (iii) allow Seller, the Company or any of the Company Subsidiaries to execute or enter into, any letter of intent, memorandum of understanding, agreement in principle, merger agreement, share purchase agreement, acquisition agreement, option agreement, joint venture agreement, partnership agreement or other similar Contract constituting or related to, any Acquisition Proposal.

(b)           Seller and the Company will immediately cease and cause to be terminated any and all existing activities, discussions or negotiations with any persons conducted prior to or on the date of this Agreement with respect to any Acquisition Proposal.  Seller or the Company shall (i) promptly (and in any event within two (2) business days) advise Purchaser orally and in writing of the receipt of any Acquisition Proposal (including for the avoidance of doubt any request for information or other inquiry which Seller or the Company would reasonably expect to lead to an Acquisition Proposal), including the material terms and conditions of such Acquisition Proposal (including any changes thereto) and the identity of the person making such Acquisition Proposal and attaching a copy of any such written Acquisition Proposal and (ii) keep Purchaser reasonably informed on a timely basis of the status of, and any material modification to, any such Acquisition Proposal, except (and solely to the extent) such notification and/or disclosure is prohibited by the terms of a confidentiality agreement to which Seller or the Company is a party as of the date of this Agreement.

7.3            Employee Benefits Matters.

(a)           If so directed by Purchaser in writing at least five (5) business days prior to the Closing Date, the Company’s board of directors will adopt (and will cause any other sponsor of the applicable Company Benefit Plan to adopt), at least two (2) business days prior to the Closing Date, resolutions terminating any and all Company Benefit Plans intended to qualify as a qualified cash or deferred arrangement under Section 401(k) of the Code, effective no later than the day immediately preceding the date the Company becomes a member of the same controlled group of corporations (as defined in Section 414(b) of the Code) as Purchaser.  The form and substance of such resolutions shall be subject to the reasonable approval of Purchaser, and the Company shall provide Purchaser evidence that such resolutions have been adopted by the board of directors of the Company or any of the Company Subsidiaries or any other applicable Company Benefit Plan sponsor, as applicable.  The Company shall take such other actions in furtherance of terminating any such 401(k) plans as Purchaser may reasonably request.

(b)           If so directed by Purchaser in writing at least five (5) business days prior to the Closing Date, and provided that the Company s legally entitled to act unilaterally, the Company shall notify (or coordinate with any other applicable parties to notify) any Third Party involved in the administration or operation of each applicable Company Benefit Plan set forth on Schedule 7.3(b) of the Disclosure Schedule Plan) of its intent to terminate any Continuing Employees’ participation in such Company Benefit Plan.  Such termination shall occur as soon as administratively practicable subject to any contractual obligations of the Company with respect to such Company Benefit Plan.

(c)           During the one (1)-year period immediately following the Closing Date, Purchaser shall, or shall cause the Company and/or their respective subsidiaries to provide the Continuing Employees with substantially comparable (i) base salary and target annual bonus opportunities as was provided to such Continuing Employee prior to the Closing and (ii) with severance benefits that are no less favorable than the severance benefits to which such Continuing Employee would have been entitled with respect to such termination under the Company Benefit Plans that are severance policies of Seller, the Company and the Company Subsidiaries or that are employment agreements covering Company Employees as in effect immediately prior to the Closing Date, which Company Benefit Plans are set forth on Section 7.3(c)(ii) of the Disclosure Schedule and have been provided to Purchaser prior to the date of this Agreement, provided that this undertaking shall not obligate Purchaser to continue the employment of such Continuing Employees for any period following the Closing, and such Continuing Employees may be terminated by Purchaser at any time (except to the extent otherwise restricted by Law and subject to any Company Benefit Plans that are contractual arrangements between the Company and any individual employee, as in effect on the date hereof and as set forth on Section 7.3(c)(ii) of the Disclosure Schedule and have been provided to Purchaser prior to the date of this Agreement).  In addition, Purchaser will be responsible for paying the Continuing Employees the 2017 bonus following year-end in the ordinary course and in amounts consistent with what is accrued immediately prior to Closing and incurred between the Closing Date and year-end.

(d)           Through December 31st of the year in which the Closing occurs, Purchaser shall, or shall cause the Company and/or their respective subsidiaries to provide the Continuing Employees with the types and levels of employee benefits (excluding cash and equity-based long-term incentive opportunities) that are, in the aggregate, substantially comparable to the types and levels of employee benefits (excluding cash and equity-based long-term incentive opportunities) provided to such Continuing Employees immediately prior to the Closing Date (such benefits to be provided pursuant to the “Purchaser Plans,” which for the avoidance of doubt may include the Company Benefit Plans, to the extent such Company Benefit Plans are assumed by Purchaser).

(e)           For all purposes of the Purchaser Plans, including vesting, eligibility to participate, vacation accrual and levels of benefits (but not benefit accruals under any defined benefit plan or frozen benefit plan of Purchaser or vesting under any equity incentive plan) under any Purchaser Plan, Purchaser will credit each Continuing Employee with his or her years of service with the Company before the Closing, to the same extent as such Continuing Employee was entitled, before the Closing, to credit for such service under any comparable Company Benefit Plan in which such Continuing Employee participated or was eligible to participate immediately prior to the Closing; provided that the foregoing will not apply to the extent that its application would result in any duplication of benefits with respect to the same period of service.  In addition, Purchaser will use commercially reasonable efforts, subject in each case to receipt of any required consent of the applicable Purchaser Plan provider, to cause (i) each Continuing Employee to be immediately eligible to participate, without any waiting time, in any and all Purchaser Plans, (ii) for purposes of each Purchaser Plan providing medical, dental, pharmaceutical and/or vision benefits to any Continuing Employee, all pre-existing condition exclusions and actively-at-work requirements of such Purchaser Plan to be waived for such Continuing Employee and his or her covered dependents, to the extent such conditions were inapplicable or waived under the comparable Company Benefit Plans in which such Continuing Employee participated immediately prior to the Closing, and (iii) for the plan year in which the

Closing occurs, the crediting of each Continuing Employee with any co-payments and deductibles paid prior to the Closing in satisfying any applicable deductible or out-of-pocket requirements under any Purchaser Plan.

(f)            Purchaser will cause the Company to, honor, in accordance with their terms the executive agreements listed on Section 7.3(f) of the Disclosure Schedule following the Closing.

(g)           Nothing in this Agreement shall (x) create any third-party beneficiary rights in any employee or former employee (including any beneficiary or dependent thereof) or service provider or former service provider (including any beneficiary or dependent thereof) of Seller, the Company or any Company Subsidiary in any respect, including in respect of continued employment (or resumed employment), or create any such rights in any such persons in respect of any benefits that may be provided, directly or indirectly, under any plan or any employee or service provider program or arrangement of Purchaser or any of its subsidiaries (including any Company Benefit Plan of the Company prior to the Closing), or (y) constitute or be construed to constitute an amendment to any of the compensation or benefit plans maintained for or provided to employees or other persons on, prior to or following the Closing.  Nothing in this Agreement shall constitute a limitation on the rights to amend, modify or terminate any such plans or arrangements of Purchaser or any of its subsidiaries (including any Company Benefit Plan of the Company or any Company Subsidiary).

7.4          Notification of Certain Matters.  The Company shall give prompt notice to Purchaser in writing of:  (i) any representation or warranty made by the Company contained in this Agreement becoming untrue or inaccurate such that the conditions set forth in Section 8.2(a) would not reasonably be expected to be satisfied; (ii) any failure of the Company to comply with any covenant or agreement to be complied with by it under this Agreement such that the conditions set forth in Section 8.2(a), would not reasonably  be expected to, be satisfied; (iii) the occurrence or existence of any Effect that, individually or in the aggregate, has had, or would reasonably be expected to have, a Material Adverse Effect.  Seller shall give prompt notice to Purchaser in writing of:  (i) any representation or warranty made by Seller contained in this Agreement becoming untrue or inaccurate such that the conditions set forth in Section 8.2(b) would not reasonably be expected to be satisfied; or (ii) any failure of Seller to comply with any covenant or agreement to be complied with by it under this Agreement such that the conditions set forth in Section 8.2(b) would not reasonably be expected to be satisfied.  Purchaser shall give prompt notice to Seller and the Company in writing of:  (i) any representation or warranty made by Purchaser contained in this Agreement becoming untrue or inaccurate such that the conditions set forth in Section 8.3(a) would not reasonably be expected to be satisfied; or (ii) any failure of Purchaser to comply with any covenant or agreement to be complied with by it under this Agreement such that the conditions set forth in Section 8.3(a) would not reasonably be expected to be satisfied.

7.5          Litigation.  Each party hereto shall promptly notify the other parties of any action, suit, proceeding or investigation that shall be instituted or threatened in writing against such party to restrain, prohibit or otherwise challenge the legality of or seek damages in connection with this Agreement or the Share Purchase or any other Transactions. The Company shall give prompt notice to Purchaser in writing of any Action relating to or involving or otherwise affecting the Company or any Company Subsidiaries or Seller and any of its affiliates, as the case may be, that, if pending on the date of this Agreement, would have been required to have been disclosed pursuant to any Section of this Agreement or that relate to the consummation of the Transactions.  The Company shall give Purchaser the opportunity to participate at Purchaser’s expense in (but not control) the defense or settlement of any claims against the Company or any of its directors relating to this Agreement or the Transactions.  Seller and the Company shall not settle any litigation against the Company, any Company Subsidiary or Seller relating to this Agreement or the Share Purchase without the prior written consent of Purchaser (which consent shall not be unreasonably withheld, delayed or conditioned, it being understood that if such settlement would affect the Company or Company Subsidiaries following the Closing (other than customary confidentiality provisions in settlement agreements), Purchaser may instead withhold or condition  its consent in its sole discretion).

7.6            Regulatory Approvals; Efforts.

(a)           The parties hereto shall cooperate with each other and use their respective reasonable best efforts to take, or cause to be taken, all reasonable actions, and to do, or cause to be done, all reasonable things necessary, proper or advisable under any applicable Laws to (i)  consummate and make effective as promptly as practicable the transactions contemplated by this Agreement, and (ii) cause the fulfillment at the earliest practicable date of all of the conditions to their respective obligations to consummate the Transactions.

(b)           The parties shall provide or cause to be provided (including by their “ultimate parent entities” as that term is defined in the HSR Act or any similar term under any other Antitrust Laws) as promptly as practicable to any Governmental Authority information and documents requested by such Governmental Authority to permit consummation of the Transactions, including (i) filing any notification and report form and related material required under the HSR Act as promptly as practicable, but in no event later than five (5) business days after the date hereof; (ii) filing any notification required under any other Antitrust Law as promptly as practicable, but in no event later than five (5) business days after the date hereof; and (iii) complying with any “second request” for information under the HSR Act and any comparable request under any other Antitrust Law. Purchaser shall, with the Seller’s and the Company’s reasonable assistance, prepare and file any notification required under any foreign Antitrust Law.

(c)           In furtherance and not in limitation of the foregoing, if and to the extent necessary to avoid any impediment under any Antitrust Law to the Closing on or before the Outside Date, the parties shall use reasonable best efforts to obtain any consent, authorization, approval, order, waiting period expiration or termination, or exemption by, any Governmental Authority, necessary to be obtained prior to the Closing, and to prevent the entry, enactment, or promulgation of any preliminary or permanent injunction or other order, decree, or ruling that would adversely affect the ability of the parties to consummate the Transaction, including by (i) defending through litigation any claim asserted under the Antitrust Laws in any court with respect to the Transactions by any Governmental Authority or other third party; (ii) offering, proposing, negotiating, committing to and effecting, by consent decree, hold separate order, or otherwise, the sale, divestiture or disposition of such businesses, equity holdings, product lines or assets of the Purchaser or the Company and/or their respective affiliates, and (iii)

otherwise taking or committing to take actions that after the Closing Date would limit Purchaser’s freedom of action with respect to one or more businesses, investments, product lines, or assets of Purchaser or the Company and/or their respective affiliates; provided, however, that Purchaser shall not be required to take or agree or commit to take any action, including any agreement to divest or restrict its freedom after the Closing Date with respect to any businesses, product lines, or assets of the Company and its respective affiliates, if such action, individually or in the aggregate, would be reasonably likely to be materially adverse to Purchaser or its affiliates or the Company or its affiliates (with materiality for purposes of this provision measured in relation to the Company); provided, further, that any action contemplated by this Section 7.7(c) shall be conditioned upon the Closing occurring.

(d)                                 Subject to applicable confidentiality restrictions or restrictions required by Law or by any Governmental Authority, Purchaser, on the one hand, and Seller and the Company, on the other, shall each (i) provide to the other parties copies of all filings and submissions made by such Party (and its advisers) and all substantive correspondence between it (or its advisors) and any Governmental Authority or third party, relating to the Transactions; (ii) permit authorized representatives of the other to attend any meeting, communication, or conference with any Governmental Authority related to the Transactions; and (iii) promptly advise each other upon receiving any communication from any Governmental Authority or third party whose consent is required for consummation of any of the Transactions relating to any such consent or approval.  Notwithstanding anything in the foregoing to the contrary, the parties may, as they deem advisable and necessary, redact or otherwise limit their disclosures to the other parties (A) to remove references concerning the valuation of the Company or other competitively sensitive information, (B) as necessary to comply with contractual arrangements or regulatory requirements, and (C) as necessary to address reasonable attorney-client or other privilege or confidentiality concerns.  The parties may also designate any competitively sensitive materials provided to the other parties under this Section 7.6 as “outside counsel only,” in which case such materials and the information contained therein shall be given only to outside counsel of the recipient and will not be disclosed by such outside counsel to employees, officers, or directors of the recipient without the advance written consent of the party providing such materials.

(e)                                  Notwithstanding anything in this Section 7.6 to the contrary, the parties hereto acknowledge that Purchaser or its designee will control and direct, and Seller and the Company shall cooperate reasonably, subject to applicable Law, with such direction and control, regarding the filings (including where to file), strategies, process, negotiation of settlements (if any), and related proceedings contemplated by this Section 7.6, including for the avoidance of doubt the marketing or sale of any part of the Company’s businesses or assets related thereto; provided, however, that Purchaser or its designee shall consult in advance with Seller and the Company in good faith with regard to such filings, strategies, processes, negotiation of settlements (if any), and related proceedings, and shall take reasonable account of any suggestions, arguments, or other input provided by Seller or the Company in making any decisions regarding the same.

7.7                                                  Further Assurances.  Each party hereto, at the reasonable request of another party hereto, shall execute and deliver such other instruments and do and perform such other acts and things as may be reasonably necessary for effecting the

consummation of this Agreement and the Transactions.    In addition, from and after the Closing, with respect to any claims for indemnification or expense advancement from a Covered Person (as defined in the Prior Merger Agreement) or Indemnified Party (as defined in the Prior Merger Agreement) contemplated by Section 6.10 of the Prior Merger Agreement, Purchaser shall reasonably cooperate with Seller to cause the D&O “tail” insurance policy contemplated by said Section 6.10 to satisfy such claims; provided, that Seller agrees that Seller is at all times responsible for such claims (subject to the terms, conditions and limitations set forth in said Section 6.10).

7.8                                                  Public Announcements.  No press release or public announcement, statement or disclosure concerning the Share Purchase  or any other Transaction shall be issued by either party without the prior consent of the other party, except as such release or announcement may be required by Law, including the rules or regulations of any U.S. or non-U.S. securities exchange, in which case the party required to make the release or announcement shall use its reasonable efforts to allow the other party reasonable time to comment on such release or announcement in advance of such issuance.

7.9                                                  Financing.

(a)                                 Subject to the terms and conditions of this Agreement, Purchaser shall use its reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary or advisable to arrange and obtain the proceeds of the Financing on the terms and conditions (including, to the extent required, any “flex” provisions) described in the Commitment Letters and the Debt Fee Letter, including using its reasonable best efforts to:

(i)                                     maintain in effect the Commitment Letters;

(ii)                                  negotiate and enter into definitive financing agreements with respect to the Debt Financing on the terms and conditions contained in the Debt Commitment Letter (the “Financing Agreements”);

(iii)                               taking into account the expected timing of the Marketing Period, satisfy, or cause its respective Representatives to satisfy, on a timely basis (or, in each case, if reasonably required to obtain the Financing, seek the waiver of), all conditions to the Financing contemplated by the Commitment Letters, the Debt Fee Letter and Financing Agreements that are within its control (including by paying any commitment fees or other fees or deposits required by the Debt Fee Letter or any other fee letters relating to the Debt Commitment Letter);

(iv)                              comply with its obligations under the Commitment Letters to the extent the failure to comply with such obligations would materially adversely impact the amount or timing of the Financing or the availability of the Financing prior to the Closing Date; and

(v)                                 if available sources of cash are not otherwise available to consummate the Transactions, and provided that the Marketing Period has ended and that all of the conditions set forth in Section 8.1 and Section 8.2 have been satisfied or waived (other than those other conditions that by their terms are to be satisfied on the Closing Date, but subject to such conditions being able to be satisfied on the Closing Date), enforce its rights under the Commitment Letters.

(b)                                 Purchaser shall not agree to or permit any amendment, supplement, termination, modification or replacement of, or grant any waiver of, any condition, remedy or other provision under any Commitment Letter, Debt Fee Letter or Financing Agreement without the prior written consent of Seller if such amendment, supplement, termination, modification, replacement or waiver would (i) reduce the aggregate amount of the Financing from that contemplated by the Commitment Letters delivered as of the date hereof to an amount that, together with available cash or other funds of Purchaser and its subsidiaries, would on the Closing Date be less than the amount required to consummate the Transactions, (ii) impose any new or additional conditions or otherwise expand, amend or modify any of the conditions to the receipt of the Financing in a manner that would reasonably be expected to make the funding of any portion of the Financing (or satisfaction of any condition to obtaining any portion of the Financing) less likely to occur in any material respect or (iii) adversely affect in any material respect the ability of Purchaser to enforce its rights against the other parties to the Debt Commitment Letter or the Financing Agreements (it being understood and agreed that, in any event, Purchaser may, without the consent of Seller, amend the Debt Commitment Letter to add lenders, arrangers, bookrunners, agents, managers or similar entities that have not executed the Debt Commitment Letter as of the date of this Agreement and amend the economic and other arrangements with respect to the existing and additional lenders, arrangers, bookrunners, agents, managers or similar entities).  Purchaser shall promptly notify Seller of any such amendment, supplement, modification, replacement or waiver and deliver a copy thereof to Seller.  Upon the effectiveness of any such amendment, supplement, modification, replacement or waiver, references herein to “Debt Commitment Letter”, “Equity Commitment Letter” and “Commitment Letters”, as applicable, shall include and mean such documents as amended, supplemented, modified, replaced or waived in compliance with this Section 7.9(b), and references to “Debt Financing”, “Equity Financing” and “Financing”, as applicable, shall include and mean the financing contemplated by the applicable Commitment Letter as amended, supplemented, modified, replaced or waived in compliance with this Section 7.9(b), as applicable.

(c)                                  In the event that all or any portion of the Debt Financing becomes unavailable on the terms and conditions (including, to the extent required, any “flex” provisions) in the Debt Commitment Letter or the Debt Commitment Letter shall be withdrawn, terminated, repudiated or rescinded for any reason, Purchaser shall (i) promptly notify Seller and (ii) use its reasonable best efforts to arrange and obtain, as promptly as reasonably practicable following the occurrence of such event, and to negotiate and enter into definitive agreements with respect to, alternative financing from the same or alternative sources (the “Alternative Financing”) on terms and conditions (including, to the extent required, the flex provisions) not less favorable in the aggregate to Purchaser than those contained in the Debt Commitment Letter (after taking into account any flex provisions) and in an amount sufficient, when taken together with other sources of immediately available funds at the Closing, to consummate the Transactions (or replace any unavailable portion of the Debt Financing), and to obtain a new financing commitment letter (including any associated engagement letter and related Debt Fee Letter) with respect to such Alternative Financing (collectively, the “New Commitment Letter”), copies of which (redacted, in the case of any such Debt Fee Letter, with respect to fees, pricing caps and other economic terms  that would not affect the amount, availability or conditionality of the Alternative Financing) shall be promptly provided to Seller. In the event any Alternative Financing is obtained and a New Commitment Letter is entered into in accordance with this Section 7.9(c), references herein to (A) “Debt Commitment Letter” shall be deemed to include and mean any New Commitment Letter to the extent then in effect, (B) “Commitment Letters” shall be deemed to include and mean the Commitment Letters to the extent not superseded by a New Commitment Letter, as the case may be, at the time in question and any New Commitment Letter to the extent then in effect, and (C) “Debt Financing” and “Financing” shall include and mean the financing contemplated by the Debt Commitment Letter and Commitment Letters, in each case, as modified pursuant to the preceding clauses (A) and (B).

(d)                                 Purchaser shall furnish Seller substantially final drafts (when available) and true and complete executed (upon execution) copies of the Financing Agreements, in each case, upon Seller’s reasonable request.  Purchaser shall (i) give Seller prompt notice of any default or breach by any party to any of the Commitment Letters or the Financing Agreements of which Purchaser has knowledge, if such default or breach would result in a material delay of or limit the availability of the Financing and (ii) otherwise keep Seller reasonably informed of the status of Purchaser’s efforts to arrange the Financing (or any Alternative Financing). Without limiting the generality of the foregoing, Purchaser shall give Seller prompt notice (A) of the receipt by Purchaser of any written notice or other written communication, in each case from any Lender with respect to (x) any default under or breach of any provisions of the Commitment Letters or Financing Agreements by Purchaser or any withdrawal, termination, repudiation or rescission of any of the Commitment Letters or Financing Agreements by any Lender party thereto or (y) any material dispute or disagreement between or among parties to any of the Commitment Letters or Financing Agreements with respect to the obligation to fund the Financing or the amount of the Financing to be funded at the Closing Date, in each case, that would make the funding of the Financing (or satisfaction of the conditions to obtaining the Financing) materially less likely to occur or materially delay the availability of the Financing, and (B) if at any time for any reason Purchaser believes that it will not be able to obtain all or any portion of the Financing on the terms and conditions, in the manner or from the sources, contemplated by any of the Commitment Letters or Financing Agreements or will be unable to obtain Alternative Financing.  Purchaser shall promptly provide any information reasonably requested by Seller relating to any circumstance referred to in clause (A) or (B) of the immediately preceding sentence.  Notwithstanding the foregoing or any other provision hereof, Purchaser shall not be required to provide or disclose any information that Purchaser believes would jeopardize attorney-client privilege of Purchaser or its subsidiaries or that is requested for purposes of litigation.

(e)                                  Notwithstanding anything to the contrary in this Agreement, nothing contained in this Section 7.9 shall require, and in no event shall the reasonable best efforts of Purchaser require, Purchaser to (i) seek the Equity Financing from any source other than the Sponsors, or in any amount in excess of that contemplated by, the Equity Commitment Letter or (ii) pay any fees in excess of those contemplated by the Equity Commitment Letter, the Debt Commitment Letter or the Debt Fee Letter (including, to the extent required, the flex provisions contained therein).

(f)                                   Purchaser acknowledges and agrees that neither the obtaining of the Financing or any Alternative Financing is a condition to the Closing, and reaffirms its obligation to consummate Transactions irrespective and independently of the availability of the Financing or any Alternative Financing, subject to the applicable conditions set forth in Article 8.

7.10                                           Financing Cooperation.

(a)                                 Seller and the Company shall, and shall cause each Company Subsidiary to, and shall use their respective reasonable best efforts to cause their and each Company Subsidiary’s Representatives to, provide all cooperation, as may be reasonably requested by Purchaser, to assist Purchaser in causing the conditions to the Debt Commitment Letter to be satisfied and as is otherwise reasonably requested by Purchaser in connection with arranging and obtaining the Debt Financing (provided that such requested cooperation is consistent with applicable Law and does not unreasonably interfere with the ongoing operations of Seller, the Company or any Company Subsidiary), including:

(i)                                     preparing and furnishing Purchaser and the Lenders as promptly as practicable the financial statements and other financial data required to satisfy the conditions set forth in paragraph 7 of Exhibit D of the Debt Commitment Letter (provided that the Company shall not be required to actually prepare any pro forma financial information or pro forma financial statements, but the Company shall assist Purchaser in connection with the preparation of pro forma financial information and pro forma financial statements) (the information referred to in this clause (i) being referred to as the “Required Information”);

(ii)                                  causing Seller’s and the Company’s management team (including senior management) to assist in preparation for and to participate in a reasonable number of meetings, presentations, due diligence sessions, road show presentations and bank information memoranda and other drafting sessions with Lenders, potential lenders and rating agencies at reasonable times and upon reasonable advance notice;

(iii)                               using reasonable best efforts to cause the Company’s external auditors to provide assistance and cooperation to Purchaser, including participating in drafting sessions and accounting due diligence sessions, assisting in the preparation of any pro forma financial statements referred to in clause (i) above, and providing any necessary and customary “comfort letters”;

(iv)                              assisting Purchaser and the Lenders in the preparation of Debt Marketing Documents (and any supplements thereto), including by promptly providing customary information to be included in any Debt Marketing Documents (including, subject to Seller and the Company having been given a reasonable opportunity to review and comment on any such Debt Marketing Documents, customary authorization letters to the Lenders for the Debt Financing authorizing the distribution of information to prospective lenders or investors and containing a customary representation that such information does not contain a material misstatement or omission and containing a representation that the public side versions of such documents, if any, do not include material nonpublic information about Seller, the Company, their respective subsidiaries or their securities);

(v)                                 reasonably cooperating with the marketing efforts of Purchaser and the Lenders in connection with the Debt Financing, including direct contact between senior management of Seller and the Company and potential lenders in the Debt Financing and using reasonable best efforts to ensure any syndication and marketing efforts benefit from the existing lending and investment banking relationships of Seller and the Company;

(vi)                              taking all corporate and other actions, subject to the occurrence of the Closing, to permit the consummation of the Debt Financing and the proceeds thereof to be made available to Purchaser at the Closing;

(vii)                           reasonably assisting Purchaser in obtaining any corporate credit and family ratings from any ratings agencies contemplated by the Debt Commitment Letter, including assisting Purchaser and the Lenders in the preparation of customary materials for rating agency presentations;

(viii)                        furnishing to Purchaser and its financing sources documents reasonably required by Purchaser or its financing sources relating to the repayment of any existing indebtedness of the Company and/or any Company Subsidiary, and the release of guarantees incurred, and liens granted, by the Company and/or any Company Subsidiary in respect of any existing indebtedness of Seller or its affiliates;

(ix)                              causing the Company and the Company Subsidiaries (A) to assist in the preparation of, and to execute and deliver, any pledge and security documents, credit agreements, indentures, guarantees, ancillary documents and instruments, hedging agreements, closing certificates and other documents related to the Debt Financing (including delivery of a certificate of the chief financial officer (or other officer with reasonably equivalent responsibilities) of the Company with respect to solvency matters in the form set forth as an annex to the Debt Commitment Letter), in each case, subject to the occurrence of the Closing, (B) to provide information required by, and otherwise assist in the preparation of, schedules thereto as may be reasonably requested by Purchaser and (C) otherwise to facilitate the pledging of collateral and the granting of security interests in respect of the Debt Financing;

(x)                                 using reasonably best efforts to deliver original stock certificates, original stock powers and other equity instruments (together with appropriate original powers relating thereto) and original promissory notes (together with appropriate original note allonges relating thereto) to the Lenders on the Closing Date;

(xi)                              taking customary ministerial company actions, subject to and only effective upon the occurrence of the Closing, reasonably requested by Purchaser to permit the consummation of the Debt Financing;

(xii)                           updating any Required Information provided to Purchaser and the Lenders as may be necessary so that the Required Information (A) is Compliant and (B) meets the applicable requirements set forth in the definition of “Required Information”, and providing Purchaser prompt notice of any Required Information ceasing to be Compliant; and

(xiii)                        at least three (3) business days prior to the Closing Date, providing all documentation and other information about the Company and the Company Subsidiaries as is reasonably requested in writing by Purchaser at least eight (8) days prior to the Closing in connection with the Debt Financing that relates to applicable “know your customer” and anti-money laundering rules and regulations including without limitation the USA PATRIOT Act.

(b)                                 Notwithstanding anything in this Agreement to the contrary, (i) neither Seller, the Company (except with respect to any authorization letter delivered pursuant to clause (a)(iv) above) nor any Company Subsidiary shall be required to pay any commitment or other similar fee or enter into any binding agreement or commitment or incur any other actual or potential liability or obligation in connection with the Debt Financing (or any Alternative Financing) that is not subject to the occurrence of the Closing, (ii) no director, manager, officer or employee of Seller, the Company or any Company Subsidiary shall be required to deliver any certificate or take any other action pursuant to Section 7.10 to the extent any such action would reasonably be expected to result in personal liability to such director, manager, officer or employee, and (iii) none of Seller, the Company, any of the Company Subsidiaries or any of their respective directors or officers shall be obligated to adopt resolutions or execute consents to approve or authorize the execution of the Debt Financing (or any Alternative Financing), provided that this clause (iii) shall not prohibit the adoption or execution of any resolutions or consents effective no earlier than the Closing Date by any persons that shall remain or will become officers or directors of the Company or any of the Company Subsidiaries as of the Closing.  Seller and the Company hereby consent to the use of the Company’s and the Company Subsidiaries’ trademarks and logos in connection with the Debt Financing; provided, that such trademarks and logos are used solely in a manner that is not intended, or reasonably likely, to harm or disparage the Company or the reputation or goodwill of the Company.

(c)                                  Purchaser shall, promptly upon request by Seller, reimburse Seller for all reasonable and documented out-of-pocket expenses incurred by Seller, the Company, the Company Subsidiaries and its and their respective Representatives in connection with their respective obligations pursuant to Section 7.10(a).  Purchaser shall indemnify and hold harmless Seller, the Company, the Company Subsidiaries and their respective Representatives, from and against any and all claims, losses, liabilities, damages, judgments, inquiries, fines and reasonable fees, costs and expenses, including attorneys’ fees and disbursements, suffered or incurred by any of them in connection with the Financing or any Alternative Financing and any information supplied or provided in connection therewith (except (i) to the extent suffered or incurred as a result of the bad faith, gross negligence, willful misconduct or material breach of this Agreement by Seller, the Company, any Company Subsidiary or any Representative thereof, in each case as determined by a court of competent jurisdiction or (ii) with respect to any information provided by Seller, the Company or any Company Subsidiary in connection with satisfying the conditions set forth in paragraph 7 of Exhibit D of the Debt Commitment Letter).  Notwithstanding anything contained herein or otherwise, the parties hereby acknowledge and agree that Purchaser shall not be required to make any payment under this Section 7.10(c) prior to the earlier to occur of the Closing or the termination of this Agreement.

(d)                                 In the event the Closing occurs after November 15, 2017 (as a result of a material breach by Purchaser of its covenants under this Agreement, or as a result of delay by the Lenders that constitutes a breach by the Lenders or is related to a  breach by Purchaser of its  covenants under this Agreement), Purchaser shall, promptly upon request by Seller following Closing, reimburse Seller, in an aggregate amount not to exceed $5 million, for any amendment, consent, or waiver fee that Seller is required to pay the lenders under the Credit Agreement, dated as of January 19, 2017, among Seller, the lenders party thereto, and Goldman Sachs Bank USA, as administrative agent (as amended by the First Amendment and Limited Waiver to Credit Agreement dated July 19, 2017, the “Seller Credit Agreement”) as consideration for such lenders’ agreement to extend the Waiver Termination Date (as defined in the Seller Credit Agreement) thereunder; provided, that, in no event shall the reimbursement pursuant to this Section 7.10(d) be payable in the event that Closing fails to occur, or is delayed as a result of delay in obtaining regulatory approvals under the HSR Act or any other Antitrust Law.

7.11                                           Tax Matters.

(a)                                 All state and local transfer, sales, filing, recordation, use, stamp, registration or other similar Taxes and fees resulting from the transactions contemplated by this Agreement (“Transfer Taxes”) shall be borne fifty percent (50%) by Seller and fifty percent (50%) by Purchaser.  The parties shall cooperate to pay such Transfer Taxes when due and file all necessary Tax Returns and other documentation with respect to such Transfer Taxes as required by applicable Law.

(b)                                 In the case of any real property Taxes, personal property Taxes or any similar ad valorem Taxes or other periodic Tax attributable to the Company or the Company Subsidiaries that are in respect of any Taxable period commencing on or before the Closing Date and that ends after the Closing Date (a “Straddle Period” and such a Tax, “Straddle Period Tax”), any such Straddle Period Taxes shall be prorated between Purchaser and Seller on a per diem basis with Seller responsible for such Straddle Period Tax attributable to the period ending on the Closing Date and Purchaser responsible for such Straddle Period Tax attributable to the period commencing after the Closing Date.  Straddle Period Taxes shall be timely paid as provided in Section 7.11(d), and subject to Section 7.11(d), all Tax Returns with respect thereto shall be filed, as provided by applicable Law.  With respect to other Taxes of the Company and the Company Subsidiaries that are in respect of a Straddle Period, the Taxes shall be allocated between the Purchaser and Seller based on a closing of the books at the end of the Closing Date.  The paying party shall be entitled to prompt reimbursement from the non-paying party in accordance with this Section 7.11(b).

(c)                                  Seller shall prepare or cause to be prepared, in a manner consistent with past practice, and timely file or cause to be timely filed all Tax Returns of the Company and the Company Subsidiaries for any taxable period ending on or before the Closing Date (a “Pre-Closing Tax Period” and such Tax Returns, “Pre-Closing Tax Returns”).  With respect to any Pre-Closing Tax Returns required to be filed after the Closing Date (other than consolidated, combined, or unitary Tax Returns), Seller shall provide a final copy of such Tax Return to Purchaser no less than twenty (20) calendar days (or as soon as reasonably practicable in the case of non-income Tax Returns) prior to the due date for filing such Tax Return (taking into account any applicable extensions), along with the Taxes shown as due on such Tax Return (except to the extent such Taxes were either (i) included as a liability in the calculation of Company Closing

Net Working Capital or (ii) remitted to Purchaser in accordance with its indemnification rights set forth in Section 10.2 of this Agreement), and Purchaser shall thereafter cause the Company or the Company Subsidiaries, as the case may be, to execute and timely file such Tax Returns and shall timely remit the Taxes shown as due on such Pre-Closing Tax Return.  Purchaser shall not amend, or cause or permit the Company or any of the Company Subsidiaries to amend, any Pre-Closing Tax Return of the Company or any of the Company Subsidiaries without the prior written consent of Seller (which consent shall not be unreasonably withheld, conditioned or delayed).  With respect to taxes for which Seller is responsible pursuant to this Section 7.11(c), all refunds or credits of such taxes, as well as all refunds or credits attributable to Transaction Tax Deductions, received (or realized by way of a reduction of taxes otherwise payable) by Purchaser or any of its affiliates (including, after the Closing, the Company and the Company Subsidiaries) shall be for the account of Seller and shall promptly be paid by Purchaser to Seller (net of any Taxes in respect of the receipt or accrual of such refund or credit).

(d)                                 Purchaser shall prepare or cause to be prepared any Tax Returns of the Company and the Company Subsidiaries for a Straddle Period (“Straddle Period Tax Returns”) and shall provide copies of such Tax Returns to Seller no less than twenty (20) calendar days (or as soon as reasonably practicable in the case of non-income Tax Returns) prior to the due date for filing such Tax Returns (taking into account any applicable extensions).  Seller shall have the right to review and comment on such Straddle Period Tax Returns, and Purchaser shall not unreasonably refuse to reflect in such Tax Returns any comments requested by Seller with respect to such Tax Returns.  Purchaser shall not file such Tax Returns without the prior written consent of Seller, which shall not be unreasonably withheld, conditioned or delayed; provided, however, that in no event shall Purchaser be prevented from timely filing any such Tax Return (taking into account any applicable extensions).   Seller shall remit to Purchaser the Taxes shown as due on such Tax Returns that are allocable to Seller (as determined in accordance with Section 7.11(b)) (except to the extent such Taxes were either (i) included as a liability in the calculation of Company Closing Net Working Capital or (ii) remitted to Purchaser in accordance with its indemnification rights set forth in Section 10.2  of this Agreement).  Purchaser shall thereafter cause the Company and the Company Subsidiaries to execute and timely file such Straddle Period Tax Returns and shall timely remit the Taxes shown as due on such Straddle Period Tax Returns.  Purchaser shall not amend, or cause or permit the Company or any of the Company Subsidiaries to amend, any Straddle Period Tax Returns without the prior written consent of Seller (which consent will not be unreasonably withheld, conditioned or delayed).

(e)                                  Purchaser and Seller shall each promptly notify the other in writing upon the receipt of notice from any Tax Authority of any pending or threatened audit or administrative or judicial proceeding related to taxes (a “Tax Proceeding”) of the Company or any of the Company Subsidiaries for any Pre-Closing Tax Period or any Straddle Period.  Seller shall have the sole right to control any Tax Proceeding with respect to the Company or any of the Company Subsidiaries for any Pre-Closing Tax Period; provided, however, that Seller (1) shall keep Purchaser reasonably informed with respect to any such Tax Proceeding that relates solely to the Company and the Company Subsidiaries and (2) will not settle, compromise or abandon any such Tax Proceeding without obtaining Purchaser’s prior written consent (which consent will not be unreasonably withheld, conditioned or delayed), if such settlement, compromise or abandonment would have a material adverse impact on or otherwise bind the Purchaser or any of its affiliates in a taxable period ending after the Closing Date.  Purchaser shall have the right to control any Tax Proceeding with respect to the Company or any of the Company Subsidiaries for any Straddle Period; provided, however, Purchaser (1) shall keep Seller reasonably informed with respect to any such Tax Proceeding, (2) shall consult with Seller before taking any significant action in connection with such Tax Proceeding, (3) shall permit Seller to participate, at Seller’s expense, in the conduct of such Tax Proceeding, and (4) shall not settle, compromise or abandon any such Tax Proceeding without obtaining Seller’s prior written consent, which consent shall not be unreasonably withheld, conditioned or delayed.

(f)                                   To the extent relevant to the Company, each party shall (i) provide the other with such assistance as may reasonably be required in connection with the preparation of any Tax Return and the conduct of any Tax Proceeding and (ii) retain for the longer of the applicable statute of limitations or at least six years following the Closing Date and provide the other with all records or other information that may be relevant to the preparation of any Tax Returns or the conduct of any Tax Proceeding.

(g)                                  No elections will be made under Section 338(g) or Section 338(h)(10) of the Code (or any corresponding or similar provision of state or local law) with respect to the Share Purchase.  Neither the Company nor any Company Subsidiary will make any other elections on or after the Closing Date that would be effective for any Pre-Closing Period.

(h)                                 On or before the Closing Date, Seller shall deliver to Purchaser a duly executed certificate of non-foreign status, dated as of the Closing Date, substantially in the form of the sample certification set forth in Treasury Regulation Section 1.1445-2(b)(2)(iv)(B).

(i)                                     All Tax sharing, allocation, or similar agreements or arrangements in effect prior to the Closing Date (other than this Agreement, any such agreement solely among the Company and the Company Subsidiaries and any indemnification provisions for Taxes contained in credit agreements, leases or other commercial agreements the primary purposes of which do not relate to Taxes), and all liabilities and obligations in connection thereto, between Seller or any of its affiliates (other than the Company and the Company Subsidiaries), on the one hand, and the Company and the Company Subsidiaries, on the other hand, shall cease and terminate as of the Closing Date as to all past, present and future periods.  After the Closing Date, no party shall have any rights or obligations under any such agreements.

7.12                                           Post-Closing Access to Books and Records.

(a)                                 After the Closing, for a period of seven (7) years after the Closing Date, upon receipt of reasonable prior notice, each party agrees to provide, or cause to be provided, to each other, as soon as reasonably practicable after written request therefor and at the requesting party’s sole expense, reasonable access during normal business hours, to the other party’s employees (without substantial disruption of employment) and to any books, records, documents, instruments, accounts, correspondence, writings, evidences of title and other papers relating to the conduct of the businesses of the Company and Company Subsidiaries on or before the Closing Date (the “Books and Records”), to the extent reasonably available and in the possession or under the control of the other party that the requesting party reasonably needs (i) to comply with reporting, disclosure, filing or other requirements imposed on the requesting party (including under applicable securities Laws) by a Governmental Authority having jurisdiction over the requesting party, (ii) for use in any other judicial, regulatory, administrative or other proceeding, or in order to satisfy Tax, audit, accounting, claims, regulatory, litigation or other similar requirements; provided, that, if Seller or any of its subsidiaries, on the one hand, and Purchaser or any of its affiliates (including the Company and the Company Subsidiaries post-Closing), on the other hand, are adverse parties in a litigation, nothing herein shall require either party to disclose any information within the scope, or related to the subject matter, of such litigation (iii) in connection with the filing of any Tax Return or election or any amended return or claim for refund, determining a liability for Taxes or a right to a refund of Taxes or any Tax audit or other Tax Proceeding, (iv) to comply with its obligations under this Agreement or (v) in connection with any other matter requiring access to any such employees, books, records, documents, files and correspondence of the other party, solely to the extent necessary for Purchaser’s operation of the businesses of the Company and Company Subsidiaries after Closing or Seller’s operation of its other businesses, as the case may be; provided, however, that no party shall be required to provide access to or disclose information where such access or disclosure would violate any Law or agreement, or waive any attorney-client or other similar privilege, and each party may redact information regarding itself or its subsidiaries or otherwise not relating to businesses of the Company and Company Subsidiaries, and, in the event such provision of information could reasonably be expected to violate any Law or agreement or waive any attorney-client or other similar privilege, the parties shall take all reasonable measures to permit the compliance with such obligations in a manner that avoids any such harm or consequence, provided, further, Purchaser shall have no obligations pursuant to this Section 7.12 following a sale by Purchaser of its ownership interest in the Company Shares (provided Purchaser has exercised commercially reasonable efforts to cause the buyer of such Company Shares to assume such obligations).

(b)                                 Any information owned by a party that is provided to a requesting party pursuant to this Section 7.12 shall be deemed to remain the property of the providing party.  Unless specifically set forth herein, nothing contained in this Agreement shall be construed as granting or conferring rights of license or otherwise in any such information.

7.13                                           Insurance.  Purchaser acknowledges that the policies and insurance coverage maintained by Seller for the benefit of the businesses of the Company and Company Subsidiaries are part of the corporate insurance program maintained by Seller, and such coverage will not be available or transferred to Purchaser, except as provided for in the Services Agreement.  From and after the Closing Date, the Company and Company Subsidiaries shall cease to be insured by Seller’s corporate insurance policies or by any of its self-insured programs; provided, however that to the extent permitted under the applicable insurance programs (for clarity, excluding any self-insurance programs), Purchaser shall continue to be insured under such insurance programs for any claims related to pre-Closing occurrences and may request that Seller make claims under such policies and programs with respect to losses occurring (whether known or unknown) before the Closing Date to the extent insurance programs in respect of such claims may be available, and Seller shall take such actions as may be reasonably requested by Purchaser in connection with the tendering of such claims to the applicable insurers under such insurance programs and shall provide Purchaser with the net proceeds they realize with respect to such claims; provided, further, that Purchaser agrees to reimburse upon the request of Seller any deductibles under the insurance policies and programs resulting directly from such claims; provided, further, that in the event that otherwise insured losses under a particular insurance program attributable to the aforementioned claims by Purchaser and attributable to other claims by Seller and its subsidiaries exceed the coverage limit under such insurance program, then Purchaser and Seller shall each be responsible for any uncovered losses on a pro rata basis (according to the relative amounts of otherwise insured losses).  Seller may, to be effective at the Closing, amend any such corporate insurance policies in the manner it deems appropriate to give effect to this Section 7.13; provided that neither Seller nor any of its affiliates may take any action that would reduce, modify or eliminate any coverage, terms and conditions or policy limits to the detriment of the Company under any insurance program (for clarity, excluding any self-insurance program) presently available to the Company for any claims related to pre-Closing occurrences.  From and after the Closing, Purchaser shall be responsible for, and Seller shall reasonably cooperate with Purchaser in, securing all insurance it considers appropriate for its operation of the businesses of the Company and Company Subsidiaries, except as otherwise provided in the Services Agreement.   Purchaser covenants and agrees not to seek to assert or to exercise any rights or claims of the businesses of the Company and Company Subsidiaries under or in respect of any past or current corporate insurance policy of Seller for post-Closing occurrences, except as otherwise provided in the Services Agreement.

7.14                              Guarantees.

(a)                                 Purchaser recognizes that Seller and certain of its affiliates have provided credit support to the Company and Company Subsidiaries pursuant to guarantees, letters of credit, bonds, sureties and other credit support or assurances provided by Seller or its affiliates in support of any obligation of the businesses of the Company and Company Subsidiaries (the “Business Guarantees”) set forth on Schedule 7.15 of the Disclosure Schedule and that Seller may supplement Schedule 7.15 of the Disclosure Schedule from time to time prior to Closing to include (at Seller’s cost) any additional Business Guarantees entered into after the date of this Agreement in the ordinary course of business.  Purchaser shall use its reasonable best efforts to obtain from the respective beneficiary, in form and substance reasonably satisfactory to Seller, on or before the Closing Date, valid and binding written releases of Seller and its subsidiaries  (other than the Company and Company Subsidiaries), as applicable, from any liability on or after the Closing Date, under any Business Guarantees listed on Schedule 7.15 of the Disclosure Schedule (as supplemented, at Seller’s cost, prior to the Closing Date), which release shall be effective as of the Closing, including, as applicable, by providing substitute guarantees, furnishing letters of credit or making other arrangements as may be reasonably acceptable to Purchaser.  If any such Business Guarantee has not been released as of the Closing Date, then Purchaser shall continue to use its reasonable best efforts after the Closing to cause as promptly as possible the complete and unconditional release of Seller and its affiliates under such Business Guarantee.  Notwithstanding anything to the contrary herein, the parties acknowledge and agree that at any time on or after the Closing Date, Seller and its affiliates may, in such person’s sole discretion, take any action to terminate, obtain release of or otherwise limit their liability under any and all such outstanding Business Guarantees.  Purchaser shall, and hereby agrees to, indemnify and hold harmless Seller and its subsidiaries from and after the Closing for any amounts required to be paid under any Business Guarantees.

(b)                                 With respect to any guarantees, letters of credit, bonds, sureties and other credit support or assurances (“Company Guarantees”) provided by the Company or any of the Company Subsidiaries in support of any obligation of the businesses of Seller and its Subsidiaries (other than the Company and or any of the Company Subsidiaries), Seller shall use its reasonable best efforts to obtain from the respective beneficiary, in form and substance reasonably satisfactory to the Purchaser, on or before the Closing Date, valid and binding written releases of the Company and the Company Subsidiaries, as applicable, from any liability on or after the Closing Date, under any such Company Guarantees, which release shall be effective as of the Closing, including, as applicable, by providing substitute guarantees, furnishing letters of credit, or making other arrangements as may be reasonably acceptable to Seller.  If any such Company Guarantees have not been released as of the Closing Date, then Seller shall continue to use its reasonable best efforts after the Closing to cause as promptly as possible the complete and unconditional release of the Company, the Company Subsidiaries, and their respective affiliates under such Company Guarantees.  Notwithstanding anything to the contrary herein, the parties acknowledge and agree that at any time on or after the Closing Date, Purchaser, the Company, the Company Subsidiaries, and their respective affiliates may, in such person’s sole discretion, take any action to terminate, obtain release of or otherwise limit their liability under any and all such outstanding Company Guarantees.  Seller shall, and hereby agrees to, indemnify and hold harmless Purchaser, the Company, and the company Subsidiaries from and after the Closing for any amounts required to be paid under any such Company Guarantees.

7.15                                           Services.  Prior to the Closing, the parties shall cooperate in good faith and use reasonable best efforts to finalize the form of, and schedules to, a services agreement to be entered into at the Closing between the Seller and the Purchaser (the “Services Agreement”) related to the provision of Shared Services by the Seller or a subsidiary of the Seller to the Company or applicable Company Subsidiary (or vice versa) that will provide for an orderly operation of the business of the Company and the Company Subsidiaries on a stand-alone basis, and will include at Purchaser’s option, at a minimum, Shared Services that are being provided to the Company and the Company Subsidiaries, as of the date of this Agreement, including those identified in Section 7.15 of the Disclosure Schedules. As used herein, “Shared Services” means corporate or shared services or assets provided to, or in support of the businesses of the Company and Company Subsidiaries, that are general corporate or other overhead services or assets, and/or that are provided to or used by both the businesses of the Company and Company Subsidiaries and the other businesses of Seller and its subsidiaries, which may include, as the parties shall negotiate in good faith, access to and use of computer hardware and software related to any business function, travel and entertainment services, temporary labor services, office supplies (including copiers, scanners and fax machines), telecommunications equipment and services, logistics services, fleet services, energy/utilities services, procurement and supply arrangements, treasury services, accounting and finance services, public relations, legal and risk management services, workers’ compensation arrangements, internal audit services, human resources and employee relations management services, employee benefits services, credit, collections and account payable services, property management services, environmental support services and customs and excise services, in each case including services relating to the provision of access to information, operating and reporting systems and databases and all hardware and software or other technology used in connection therewith.

7.16                                           Transaction Expenses.  At or prior to the Closing, the Company shall pay (or Seller will assume in writing) all fees, expenses, costs and payments (whether accrued, billed or invoiced on or prior to Closing) to be paid or incurred in connection with the Share Purchase and other Transactions (“Transaction Expenses”) which are incurred by or on behalf of the Company and the Company Subsidiaries on or prior to the Closing (if any).

7.17                                           Shared Contracts.  Prior to or at the Closing, each Shared Contract to which Seller or one of its subsidiaries or affiliates (other than the Company or the Company Subsidiaries), on the one hand, and the Company or any of the Company Subsidiaries, on the other hand, is a party shall be assigned in part, or appropriately amended, so that the other party shall be entitled to the rights and benefits, and shall assume the related portion of any liabilities, that relate to its business; provided, however, that, in no event shall any assignment or amendment be required with respect to any Shared Contract which is not unilaterally assignable or cannot be unilaterally amended by its terms (it being understood, however, that: (i) Seller shall use its reasonable best efforts to take, or cause to be taken, all actions and use its reasonable best efforts to do, or cause to be done, and assist and cooperate with the Company and the Company Subsidiaries in doing, all things reasonably necessary, proper or advisable to obtain such assignment or amendment of any such Shared Contract, including paying any reasonable fees or payments to the counter party to any such Shared Contract in order to obtain its consent to assignment or amendment.  Seller shall cooperate with Purchaser regarding, reasonably consider all comments made by Purchaser on, and consult with Purchaser prior to making any material decision or taking any material action relating to any Shared Contracts.

8.                                      Conditions to the Closing.

8.1                                                  Mutual Conditions.  The obligations of each of Purchaser, Seller and the Company to consummate the Share Purchase and take the other actions required to be taken by it at the Closing are subject to the fulfillment or satisfaction, as of the Closing, of each of the following conditions (it being understood that any one or more of the following conditions may be waived by Purchaser, Seller or the Company, as applicable, in a writing signed by Purchaser, Seller or the Company, as applicable):

(a)                                 No Governmental Authority of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any Law, rule, regulation, executive order or decree, judgment, injunction, ruling or other order, whether temporary, preliminary or permanent (collectively, “Order”), that is then in effect and has the effect of preventing or prohibiting or making illegal consummation of the Share Purchase or other Transactions.

(b)                                 All applicable waiting periods (or any extensions thereof) under the HSR Act shall have been terminated or shall have expired and all approvals under other applicable Antitrust Laws shall have been obtained.

8.2                                                  Conditions to Obligations of Purchaser.  The obligations of Purchaser to consummate the Share Purchase and take the other actions required to be taken by it at the Closing are subject to the fulfillment or satisfaction, as of the Closing, of each of the following conditions (it being understood that any one or more of the following conditions may be waived by Purchaser in a writing signed by Purchaser):

(a)                                 The representations and warranties of the Company set forth in Article 3 (other than Sections 3.1(a), 3.3(a), 3.4, 3.6(b), and 3.20 (the “Company Fundamental Representations”)), taken together, disregarding all qualifications contained therein regarding materiality or Material Adverse Effect (except for Section 3.9(b) which shall be read as written), shall be true and correct, in each case on and as of the date of this Agreement and on and as of the Closing with the same force and effect as if they had been made on the Closing Date (except for any such representations or warranties that by their terms speak only as of a specific date or dates, in which case such representations and warranties shall be tested only  on and as of such specified date or dates), except to the extent that the failure of such representations and warranties to be true and correct, in the aggregate, would not reasonably be expected to have a Material Adverse Effect with respect to the Company.  The Company Fundamental Representations, disregarding all qualifications contained therein regarding materiality or Material Adverse Effect, and the representations and warranties of the Company set forth in Section 3.6(a) and 3.26 shall be true and correct in all but de minimis respects on and as of the date of this Agreement and as of the Closing with the same force and effect as if they had been made on the Closing Date (except for any such representations or warranties that by their terms speak only as of a specific date or dates, in which case such representations and warranties shall be tested only  on and as of such specified date or dates). The Company shall have performed and complied in all material respects with all of its covenants contained in Article 6 and Article 7 at or before the Closing (to the extent that such covenants require performance by the Company before the Closing).  At the Closing, Purchaser shall have received a certificate as to the foregoing executed on behalf the Company by the Company’s Chief Executive Officer.

(b)                                 The representations and warranties of Seller set forth in Article 4, (other than Sections 4.1, 4.2, 4.4, 4.5 and 4.6 (the “Seller Fundamental Representations”) taken together, disregarding all qualifications contained therein regarding materiality or Material Adverse Effect, shall be true and correct, in each case on and as of the date of this Agreement and on and as of the Closing with the same force and effect as if they had been made on the Closing Date (except for any such representations or warranties that by their terms speak only as of a specific date or dates, in which case such representations and warranties shall be tested only  on and as of such specified date or dates), except to the extent that the failure of such representations and warranties to be true and correct, in the aggregate, would not reasonably be expected to individually or in the aggregate, materially impair Seller’s ability to timely effect the Transactions contemplated hereby. The Seller Fundamental Representations, disregarding all qualifications contained therein regarding materiality or Material Adverse Effect, shall be true and correct in all but de minimis respects on and as of the date of this Agreement and on and as of the Closing with the same force and effect as if they had been made on the Closing Date (except for any such representations or warranties that by their terms speak only as of a specific date or dates, in which case such representations and warranties shall be tested only on and as of such specified date or dates).  Seller shall have performed and complied in all material respects with all of its covenants contained in Article 6 and Article 7 at or before the Closing (to the extent that such covenants require performance by Seller at or before the Closing).  At the Closing, Purchaser shall have received a certificate to the foregoing executed on behalf of Seller by an officer of Seller.

(c)                                  There shall not have occurred any Material Adverse Effect with respect to the Company since the date of this Agreement.  At the Closing, Purchaser shall have received a certificate to the foregoing executed on behalf of Seller by an officer of Seller.

(d)                                 Purchaser shall have received the resignations of those managers, directors and officers of the Company designated by Purchaser in writing to Seller at least three (3) business days prior to the Closing Date.

(e)                                  Seller or its applicable affiliate shall have executed and delivered the Services Agreement.

(f)                                   Seller shall have received, and delivered to Purchaser, a solvency opinion, addressed to Seller (and either addressed to Purchaser or upon which Purchaser shall be permitted to rely), rendered by Duff & Phelps, LLC or a similar nationally recognized solvency firm, reasonably acceptable to Purchaser and in a form and substance reasonably acceptable to Purchaser, to the effect that the statements in Section 4.5 are true.

(g)                                  Seller shall have received, and delivered to Purchaser, the opinion specified in Section 4.6.

(h)                                 Purchaser is satisfied, in its reasonable discretion, that no regulatory or other governmental development (excluding under the HSR Act or other applicable Antitrust Laws) affecting the Company, the Company Subsidiaries, or the Company’s affiliates or their respective officers, employees or directors, would reasonably be likely to cause an adverse effect on the Company or the Company Subsidiaries following Closing or Purchaser or its affiliates following Closing, including with respect to the expected benefits of the Share Purchase or any other Transaction to Purchaser and its affiliates (the “Disclosure Condition”).

(i)                                     Purchaser shall have received the Closing Financial Certificate from the Company.

8.3                                                  Conditions to Obligations of Seller and the Company.  The obligations of each of Seller and the Company to consummate the Share Purchase and take the other actions required to be taken by it at the Closing are subject to the fulfillment or satisfaction, as of the Closing, of each of the following conditions (it being understood that any one or more of the following conditions may be waived by Seller or the Company, as applicable, in a writing signed by Seller or the Company, as applicable):

(a)                                 The representations and warranties of Purchaser set forth in this Agreement shall be true and correct (disregarding all qualifications contained therein regarding materiality or Material Adverse Effect) in each case on and as of the date of this Agreement and on and as of the Closing with the same force and effect as if they had been made on the Closing Date  (except for any such representations or warranties that by their terms speak only as of a specific date or dates, in which case such representations and warranties shall be tested only  on and as of such specified date or dates), except where the failure to be so true and correct would not reasonably be expected to prevent or delay beyond the Outside Date Purchaser’s ability to consummate the Transactions. Purchaser shall have performed and complied in all material respects with all of its covenants contained in Article 6 and Article 7 at or before the Closing (to the extent that such covenants require performance by Purchaser at or before the Closing).  At the Closing, Seller shall have received a certificate to the foregoing executed on behalf of Purchaser by an officer of Purchaser.

(b)                                 Purchaser shall have executed and delivered the Services Agreement.

9.                                      Termination.

9.1                                                  Termination.  This Agreement may be terminated and the Share Purchase and other Transactions may be abandoned at any time prior to the Closing Date:

(a)                                 By mutual written consent of Purchaser and Seller; or

(b)                                 By either Purchaser or Seller, if:

(i)                                     the Closing Date shall not have occurred on or before the date that is ninety (90) days following the date hereof (the “Outside Date”); provided, however, that the right to terminate this Agreement under this Section 9.1(b)(i) shall not be available to any party whose failure to fulfill any obligation under this Agreement has been the substantial or primary cause of the failure of the Closing Date to occur on or before such date; or,

(ii)                                  any Governmental Authority of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any Order or other Law that (x) makes payment for the Company Shares illegal or otherwise prohibited, or (y) enjoins Purchaser from paying for the Company Shares pursuant to this Agreement, and, in each case, such Order or Law shall have become final and non-appealable;

(c)                                  By Purchaser, if (i) there is an inaccuracy in the Company’s representations herein, or a breach by the Company of its covenants herein, in either case such that the conditions set forth in Section 8.2(a) would not be satisfied or (ii) there is an inaccuracy in Seller’s representations herein, or a breach by Seller of its covenants herein, in either case such that the conditions set forth in Section 8.2(b) would not be satisfied; provided, however, if such breach or inaccuracy is capable of being cured prior to the earlier of (A) the Outside Date and (B) the date that is twenty (20) business days from the date the Company or Seller, as applicable, is notified in writing by Purchaser of such breach, Purchaser may not terminate the Agreement pursuant to this Section 9.1(c) (x) prior to such date if the Company or Seller, as applicable, is taking reasonable efforts to cure such breach or inaccuracy or (y) following such date if such inaccuracy or breach is cured at or prior to such date; provided, further, that Purchaser is not then in breach of this Agreement in a manner that would cause any of the conditions in Section 8.1 and Section 8.3 to not be satisfied;

(d)                                 By Seller, if there is an inaccuracy in Purchaser’s representations herein, or a breach by Purchaser of its covenants herein, in either case such that the conditions set forth in Section 8.3(a) would not be satisfied; provided, however, if such breach or inaccuracy is capable of being cured prior to the earlier of (A) the Outside Date and (B) the date that is twenty (20) business days from the date Purchaser is notified in writing by Seller of such breach, Seller may not terminate the Agreement pursuant to this Section 9.1(d) (x) prior to such date if Purchaser is taking reasonable efforts to cure such breach or inaccuracy and (y) following such date if such inaccuracy or breach is cured at or prior to such date; provided, further, that each of Seller and the Company is not then in breach of this Agreement in a manner that would cause any of the conditions in Section 8.1 and Section 8.2 to not be satisfied; or

(e)                                  By Seller, if (i) the Marketing Period has ended and all of the conditions in Section 8.1 and Section 8.2 have been satisfied or (to the extent permitted by applicable Law) waived as of the date the Closing is required to occur in accordance with Section 2.1 (other than those conditions that by their nature are to be satisfied on the Closing Date but which conditions would be capable of being satisfied if the time of Closing were the time of such termination), (ii) Seller has irrevocably confirmed by written notice that if the Equity Financing and Debt Financing are funded, then it would take such actions that are within its control to cause the consummation of the Transactions and the Closing to occur, (iii) Purchaser has failed to consummate the Share Purchase within three (3) business days of the date the Closing should have occurred in accordance with Section 2.1 and (iv) Seller stood ready, willing and able to consummate the Share Purchase and the Closing at all times during such three (3) business day period.

(f)                                   By Purchaser, upon providing notice to Seller of the non-satisfaction of the Disclosure Condition.

9.2                                                  Effect of Termination.  In the event of the termination of this Agreement pursuant to Section 9.1, this Agreement shall forthwith become void, and there shall be no liability on the part of Seller, Purchaser, the Company or their respective officers, directors, stockholders, or affiliates; provided, that (a) Section 7.1 (Confidentiality), Section 7.8 (Public Announcements), Section 7.10(c) (Financing Cooperation) Section 9.3 (Fees), Article 11 (General Provisions) and this Section 9.2 shall remain in full force and effect and survive any termination of this Agreement, and (b) subject to Section 9.3(d), such termination shall not relieve any party from liability for any fraud or Willful and Material Breach of its representations or warranties or covenants hereunder.  A termination of this Agreement shall not cause a termination of the Confidentiality Agreement or any other agreement between the parties.

9.3                                     Fees.

(a)                                 In the event that this Agreement is terminated:

(i)                                     by Seller pursuant to Section 9.1(e); or

(ii)                                  by Purchaser pursuant to Section 9.1(b)(i), and at such time Seller could have terminated this Agreement pursuant to Section 9.1(e) (without giving effect to the three (3) business day grace period therein);

then, in any such event, Purchaser shall pay Seller the Purchaser Termination Fee, which amount shall be payable by wire transfer of immediately available funds, within three (3) business days of the termination to an account designated in writing by Seller.

(b)                                 In the event that this Agreement is terminated by Purchaser pursuant to Section 9.1(f), then, Seller shall pay Purchaser the Expense Reimbursement, which amount shall be payable by wire transfer of immediately available funds, within three (3) business days of the termination to an account designated in writing by Purchaser.

(c)                                  Notwithstanding anything to the contrary in this Agreement, Seller acknowledges and agrees on behalf of itself and its affiliates that the Purchaser Termination Fee is not a penalty, but rather is liquidated damages in a reasonable amount that will compensate Seller in the circumstances in which the Purchaser Termination Fee is payable for the efforts, expenses and resources expended and opportunity forgone while negotiating this Agreement and in reliance on this Agreement and on the expectation of the consummation of the transactions contemplated hereby, which amount would otherwise be impossible to calculate with precision.  Seller acknowledges and hereby agrees that the provisions of this Section 9.3 are an integral part of the Transactions, and that, without such provisions, Purchaser would not have entered into this Agreement.

(d)                                 Notwithstanding anything to the contrary set forth in this Agreement, but subject to Section 11.5, each of the parties hereto expressly acknowledges and agrees that Seller’s right to receive payment of the Purchaser Termination Fee plus, if applicable, interest pursuant to this Section 9.3, shall constitute the sole and exclusive remedy (whether based in contract, tort or strict liability, by the enforcement of any assessment, by any legal or equitable proceeding, by virtue of any statute, regulation or applicable Law or otherwise) of Seller, the Company and the Company Subsidiaries and their respective affiliates and any of their respective former, current or future general or limited partners, stockholders, members, managers, directors, officers, employees, agents or affiliates (collectively, the “Seller Related Parties”) against Purchaser and Sponsors and their respective affiliates and any of their respective former, current or future general or limited partners, stockholders, members, managers, directors, trustees, officers, employees, agents or affiliates, or any sources of Financing, or any lead arranger, arranger, agent or Representative of, or to, Purchaser, Purchaser or the Sponsors (the “Purchaser Related Parties”) and any person who pays the Purchaser Termination Fee on Purchaser’s behalf for all any and all losses, claims, damages, liabilities, costs, fees, expenses (including reasonable attorney’s fees and disbursements), judgments, inquiries and fines suffered in respect of this Agreement (including in respect of any breach, whether or not willful and intentional, of any representation, warranty, covenant or agreement or the failure of the Share Purchase or any other Transactions to be consummated), any contract or agreement executed in connection herewith (including with respect to the Commitment Letters and the Limited Guarantee) and the transactions contemplated hereby and thereby or the Transactions in such circumstances, and upon payment of the Purchaser Termination Fee to Seller pursuant to this Section 9.3, none of the Purchaser Related Parties shall have any further liability or obligation to any of the Seller Related Parties relating to or arising out of this Agreement or the Transactions and no Seller Related Party shall be entitled to bring or maintain any Action against Purchaser or any other Purchaser Related Party arising out of or in connection with this Agreement, any contract or agreement executed in connection herewith (including with respect to the Commitment Letters and the Limited Guarantee) or any of the transactions contemplated hereby or thereby (or the abandonment or termination thereof) or any matters forming the basis for such termination.  For the avoidance of doubt, in no event shall Purchaser be required to pay the Purchaser Termination Fee on more than one occasion.  The Lenders and their respective affiliates and any Purchaser Related Party are express third party beneficiaries of the provisions of this Section 9.3(d), may enforce this Section 9.3(d) directly, and this Section 9.3(d) may not be amended, modified or supplemented by the parties hereto without the prior express written consent of the Lenders.

(e)                                  If Purchaser fails to pay in a timely manner the Purchaser Termination Fee due pursuant to Section 9.3(a), and, in order to obtain such payment, Seller makes a claim that results in a judgment for the Purchaser Termination Fee (or a portion thereof) set forth in Section 9.3(a), Purchaser shall pay interest on the Purchaser Termination Fee at the prime rate of Bank of America, N.A. in effect from time to time from the date such payment was required to be made hereunder.

10.                               Indemnification.

10.1                              Survival.

(a)                                 If the Share Purchase is consummated, the representations and warranties of the Company contained in this Agreement, the Disclosure Schedule and the certificate contemplated by Section 8.2(a) shall survive the Closing and remain in full force and effect until 5:00 p.m. Eastern Time on the 12 month anniversary of the Closing Date; provided, however, that (i) the representations and warranties of the Company contained in the Company Fundamental Representations and in Section 3.6(a) will remain operative and in full force and effect until 5:00 p.m. Eastern Time on the 36 month anniversary of the Closing Date and (ii) the representations and warranties of the Company set forth in Section 3.15 and Section 3.26 will remain operative and in full force and effect until the period which is thirty (30) days following the end of the applicable statute of limitations.  If the Share Purchase is consummated, the representations and warranties of Seller contained in this Agreement and the certificate contemplated by Section 8.2(b) shall survive the Closing and remain in full force and effect until 5:00 p.m. Eastern Time on the 12 month anniversary of the Closing Date; provided, however, that the representations and warranties of Seller contained in the Seller Fundamental Representations will remain operative and in full force and effect until 5:00 p.m. Eastern Time on the 36 month anniversary of the Closing Date.

(b)                                 If the Share Purchase is consummated, the representations and warranties of Purchaser contained in this Agreement and the certificate contemplated by Section 8.3(a) shall survive the Closing and remain in full force and effect until 5:00 p.m. Eastern Time on the 12 month anniversary of the Closing Date.

(c)                                  If the Share Purchase is consummated, all covenants of the parties (including the covenants set forth in Article 6 and Article 7) shall expire and be of no further force or effect as of 12 months from the Closing, except to the extent such covenants provide that they are to be performed after the Closing.

(d)                                 Notwithstanding the foregoing, no right to indemnification pursuant to this Article 10 in respect of any claim based upon any failure of a representation or warranty or any breach of a covenant that is set forth in a Notice of Claim (as defined below) delivered prior to the expiration of the applicable Claims Period (as defined in Section 10.4) with respect to such representation or warranty or covenant shall be affected by the expiration of such representation or warranty or covenant.

10.2                              Agreement to Indemnify.

(a)                                 Seller shall  indemnify and hold harmless Purchaser and its officers, directors, employees, agents and representatives (each hereinafter referred to individually as an “Purchaser Indemnified Person” and collectively as “Purchaser Indemnified Persons”) from and against any and all liabilities, claims, deficiencies, demands, judgments, damages (including diminution in value), Taxes, interest, fines, penalties, suits, actions, assessments and awards, losses, costs, and expenses (including reasonable attorneys’ fees, other professionals’ and experts’ fees, costs of investigation and court costs (including such fees and costs incurred in connection with enforcing the provisions of this Article 10)) (hereinafter collectively referred to as “Damages”) arising out of or resulting from the following (the “Seller Indemnifiable Matters”):

(i)                                     any failure of any representation or warranty made by the Company in this Agreement, the Disclosure Schedule or the certificate contemplated by Section 8.2(a) or made by Seller in this Agreement and the certificate contemplated by Section 8.2(b) to be true and correct as of the date of this Agreement (in the case of any such representation or warranty contained in this Agreement or the Disclosure Schedule only) and as of the Closing Date (as though such representation or warranty were made as of the Closing Date, except in the case of representations and warranties which by their terms speak only as of a specific date or dates, in which case such representations and warranties shall be true and correct on and as of such specified date or dates);

(ii)                                  any breach of or default in connection with any of the covenants or agreements made by the Company and Seller in this Agreement to be performed;

(iii)                               any fraud by the Company or Seller under this Agreement; or

(iv)                              any Excluded Liabilities.

(b)                                 Purchaser shall  indemnify and hold harmless Seller and its officers, directors, employees, agents and representatives (each hereinafter referred to individually as a “Seller Indemnified Person” and collectively as “Seller Indemnified Persons”) from and against any and all Damages arising out of or resulting from the following (the “Purchaser Indemnifiable Matters”):

(i)                                     any failure of any representation or warranty made by Purchaser in this Agreement or the certificate contemplated by Section 8.3(a) to be true and correct as of the date of this Agreement (in the case of any such representation or warranty contained in this Agreement only) and as of the Closing Date (as though such representation or warranty were made as of the Closing Date, except in the case of representations and warranties which by their terms speak only as of a specific date or dates, in which case such representations and warranties shall be true and correct on and as of such specified date or dates);

(ii)                                  any breach of or default in connection with any of the covenants or agreements made by Purchaser in this Agreement;

(iii)                               any fraud by Purchaser under this Agreement; or

(iv)                              any Assumed Liabilities.

10.3                              Limitations.

(a)                                 Except as otherwise provided in this Section 10.3(a), no Purchaser Indemnified Person or Seller Indemnified Person shall be entitled to indemnification in respect of any claim for indemnification that is made pursuant to Section 10.2(a)(i) or Section 10.2(b)(i) unless and until (i) the amount of Damages that are indemnifiable pursuant to Section 10.2(a)(i) or Section 10.2(b)(i), as applicable, in connection with any individual claim or series of related claims based on a similar set of operative facts is greater than $200,000 (the “De Minimis Threshold”) and once the De Minimis Threshold has been exceeded, the Purchaser Indemnified Person or Seller Indemnified Person, as applicable, shall be indemnified for all Damages therefrom (including an amount equal to the De Minimis Threshold) (the “Non De Minimis Damages”), but subject to any remaining amount of the Deductible and (ii) the aggregate amount of Damages that are indemnifiable pursuant to Section 10.2(a)(i) or Section 10.2(b)(i), as applicable, exceeds $4,000,000 (the “Deductible”) (provided that in the case of each of Section 3.6(a) and Section 3.26 only, the Deductible shall be deemed to be $1,000,000 respectively), and once the Deductible has been reached, the Purchaser Indemnified Person or Seller Indemnified Person shall be indemnified for all Non De Minimis Damages in excess of the Deductible.  None of the De Minimis Threshold, the Deductible, or the Cap shall apply to Damages related to the breach of any Company Fundamental Representations, Seller Fundamental Representations, or any of the representations and warranties contained in Section 3.15.

(b)                                 Except as set forth in Section 10.3(a) and this Section 10.3(b), no Purchaser Indemnified Person or Seller Indemnified Person shall be entitled to indemnification under Section 10.2(a)(i) or Section 10.2(b)(i) for an aggregate amount of Damages exceeding $25 million (the “Cap”) in connection with Damages related to the breach of any of the representations or warranties of Seller, the Company or the Purchaser, respectively.  Notwithstanding the foregoing, in the case of Damages attributable to a breach of Section 3.6(a) only, the maximum indemnification liability of Seller will be $50 million (the “Sufficiency Cap”) (it being understood that the Sufficiency Cap is available only with respect to breaches of Section 3.6(a), and that recoveries under Section 10.2(a)(i)  for breaches of all other representations and warranties of Seller and the Company will not count concurrently against the Sufficiency Cap but only against the Cap or the Disclosure Cap, as applicable); provided, further, that for purposes of the determination of whether there was a failure of Section 3.6(a) to be true and correct, breaches with respect to Support Assets shall be disregarded unless they are material in the aggregate.  Notwithstanding the foregoing, in the case of Damages attributable to a breach of Section 3.26 only, the maximum indemnification liability of Seller will be $50 million (the “Disclosure Cap”) (it being understood that the Disclosure Cap is available only with respect to breaches of Section 3.26, and that recoveries under Section 10.2(a)(i) for breaches of all other representations and warranties of Seller and the Company will not count concurrently against the Disclosure Cap but only against the Cap or the Sufficiency Cap, as applicable). None of the Cap, the Disclosure Cap or the Sufficiency Cap shall apply to any claim for indemnification with respect to a breach of Company Fundamental Representations, Seller Fundamental Representations or any of the representations and warranties contained in Section 3.15, which shall be capped at the Total Share Purchase Consideration (the “Fundamental Representation Cap”). The parties agree that any liability or indemnification obligation with respect to a breach of Section 10.2(a)(i) (other than a breach of Section 3.6(a) or Section 3.26) shall be payable by Seller as follows: (x) first, up to $2 million in cash, (y) second, up to $23 million as a set off against Purchaser’s obligation to pay, if and when payable, the Contingent Consideration, and (z) third, any remaining liability or indemnification obligation, in cash.  The parties agree that any liability or indemnification obligation with respect to a breach of Section 3.6(a) or Section 3.26 shall be payable by Seller in cash.   For clarity, the maximum indemnification liability of Seller under Section 10.2(a)(i) in all circumstances shall be equal to the Fundamental Representation Cap.

(c)                                  The Purchaser Indemnified Persons and Seller Indemnified Persons shall exercise commercially reasonable efforts (including by seeking to recover for Damages pursuant to existing insurance policies) to mitigate the amount of any Damages after becoming aware of any event that could reasonably be expected to give rise to Damages pursuant to Section 10.2(a)(i)-(ii) or Section 10.2(b)(i)-(ii) (other than for intentional breaches of Section 10.2(a)(ii) or Section 10.2(b)(ii)).  Without limiting the foregoing, Damages shall be calculated net of actual recoveries under existing insurance policies and contractual indemnification or contribution provisions (in each case calculated net of any actual collection costs and reserves, deductibles, premium adjustments and retrospectively rated premiums); provided, that, in the event that Purchaser Indemnified Persons or Seller Indemnified Persons recover from Seller or Purchaser, as applicable, for any particular Damages and thereafter recover for the same Damages pursuant to any existing insurance policies and/or contractual indemnification or contribution provisions, then the amount recovered pursuant to such existing insurance policies and/or contractual indemnification or contribution provisions (up to the amount first recovered from Seller or Purchaser, as applicable) shall be paid to Seller by Purchaser or to Purchaser by Seller, as applicable.

(d)                                 Damages pursuant to Section 10.2(a)(i)-(ii) or Section 10.2(b)(i)-(ii) (other than for intentional breaches of Section 10.2(a)(ii) or Section 10.2(b)(ii)) shall include only actual losses and out-of-pocket expenses incurred and shall exclude (i) special, exemplary or punitive Damages, (ii) consequential or indirect damages that were not reasonably foreseeable, unless in each case of (i) and (ii), awarded by an arbitrator or Governmental Authority to a Third Party and paid to such Third Party by a Purchaser Indemnified Person or Seller Indemnified Person, (iii) lost opportunities and other similar speculative Damages, and (iv) diminution or reduction in value damages premised upon application of a multiplier.  In the event that particular underlying facts constitute a breach of more than one of the representations, warranties or covenants in this Agreement, then to the extent the same indemnifiable Damages result from such multiple breaches, such indemnifiable Damages may not be actually recovered more than one time by any Purchaser Indemnified Person or Seller Indemnified Person, as applicable, without limiting any rights of a party to make claims under multiple provisions hereunder.  If and solely to the extent that an amount of Damages in connection with an Indemnifiable Matter was already taken into account in connection with calculation of the Total

Share Purchase Consideration or Final Net Working Capital, the same amount of such Damages may not be recovered under this Article 10.

(e)                                  For the purposes of the determination of (i) whether there was a failure of any representation or warranty to be true and correct as of any particular date and (ii) the existence or amount of any Damages in respect of any such failure, any materiality or Material Adverse Effect standard or qualification contained in or otherwise applicable to such representation or warranty shall be disregarded (other than in instances where the word “Material” is used as part of the capitalized defined terms “Company Material Contracts” and “Material Adverse Effect”); provided, however, that in the case of the representations and warranties set forth in Section 3.17(a)(i), such standard or qualification shall not be disregarded for purposes of the foregoing clause (i). For the purposes of the determination of (i) whether there was a failure of any representation or warranty contained in Section 3.15 to be true and correct as of any particular date and (ii) the existence or amount of any Damages in respect of any such failure of such representation in Section 3.15, exceptions to any such representation or warranty contained in the Disclosure Schedule shall be disregarded.

(f)                                   To the extent a Purchaser Indemnified Person or Seller Indemnified Person actually realizes any net Tax Benefits or incurs a net Tax Cost as a result of the payment or incurrence of any Damages or the receipt or accrual of any indemnity payments in respect of such Damages, respectively, the amount of Damages for which indemnification is provided hereunder shall be (i) increased to take account of such net Tax Cost arising from (and that would not have arisen but for) the receipt or accrual of the indemnity payment hereunder (grossed up for such increase) and (ii) reduced to take account of such net Tax Benefits actually realized in cash or applied against cash Taxes payable arising from (and that would not have arisen but for) the payment or incurrence of any such Damages.  In furtherance of (and without duplication of) clause (ii) above, to the extent that the claim with respect to which an indemnity obligation arises has not given rise to an actual net Tax Benefit in a prior year or in the year in which the indemnity payment is to be made, but gives rise to an actual net Tax Benefit payable with respect to the Purchaser Indemnified Person or Seller Indemnified Person, as applicable, in any of the four tax years following the payment or incurrence of such Damages, the Purchaser Indemnified Person or Seller Indemnified Person, as applicable, shall pay to Seller or Purchaser, as applicable, an amount equal to the net Tax Benefit within twenty (20) business days after such benefit is actually received in cash or is applied against cash Taxes payable if such benefit is actually realized after the indemnity payment is made.  For this purpose, a Purchaser Indemnified Person or Seller Indemnified Person shall be deemed to actually realize a net tax benefit (“Tax Benefit”) or a net Tax Cost (“Tax Cost”), if, and to the extent that, such a Purchaser Indemnified Person’s or Seller Indemnified Person’s actual Liability for Taxes (after giving effect to any alternative minimum or similar Tax), calculated by excluding any Tax items attributed to the payment or incurrence of the Damages or the receipt or accrual of the indemnity payment in respect of such Damages, is reduced by way of a reduction of Taxes paid or increase in a refund of Taxes actually received or applied against other Taxes due or is increased by way of an increase of Taxes paid or reduction in a refund of Taxes or credits applied against Taxes due, respectively, in each case, determined on a “with and without basis”.

(g)                                  Notwithstanding any other provision of this Agreement, each of Seller and the Company is not making and shall not be construed to have made, and Seller shall not have any liability or indemnification obligation with respect to, any representation or warranty as to the amount or availability of any net operating losses, Tax credits, or other Tax attribute.  Notwithstanding any other provision of this Agreement, Seller shall not have any liability or indemnification obligation (i) for any Taxes of the Company or Company Subsidiaries with respect to any Taxable period (or portion thereof) beginning after the Closing Date (other than (1) Taxes arising from a breach of any of the representations and warranties set forth in Sections 3.15(e), 3.15(f), or 3.15(g) and (2) Taxes arising as a result of any breach of or default in connection with any of the covenants or agreements made by the Company and Seller in this Agreement to be performed), (ii) for any Taxes of the Company or Company Subsidiaries resulting from any action or transaction outside of the ordinary course of business taken by Purchaser after the Closing on the Closing Date, (iii) the ability of Purchaser, the Company or any of their affiliates to utilize any Tax asset or attribute (e.g., net operating loss carryforward or Tax credit carryforward) in any Taxable period or portion thereof (including any Straddle Period) beginning on or after the Closing Date, (iv) resulting from an amendment of the Company or the Company Subsidiaries’ Tax Returns unless such amendment (A) is the result of a breach or inaccuracy of the representations contained in Section 3.15 or (B) is in connection with a “closing agreement” (within the meaning of Section 7121 of the Code or any other analogous provision of state, local or foreign Law) entered into in connection with a Tax Proceeding relating to any Pre-Closing Tax Period or Straddle Period, or (v) for any Taxes to the extent such Taxes were included as a liability in the calculation of Company Closing Net Working Capital.

(h)                                 The right to indemnification or any other remedy based on representations, warranties, covenants and agreements in this Agreement shall not be affected by any investigation conducted at any time, or any knowledge acquired (or capable of being acquired) at any time, whether before or after the execution and delivery of this Agreement or the Closing Date, with respect to the accuracy or inaccuracy of or compliance with, any such representation, warranty, covenant or agreement.  The waiver of any condition based on the accuracy of any representation or warranty, or on the performance of or compliance with any such covenant or agreements, will not affect the right to indemnification or any other remedy based on such representations, warranties, covenants and agreements.

(i)                                     Following the Closing, (i) this Article 10 shall constitute the sole and exclusive remedy for recovery of money Damages by the Purchaser Indemnified Persons and Seller Indemnified Persons for all Seller Indemnifiable Matters and Purchaser Indemnifiable Matters, as applicable, (ii) all applicable statutes of limitations or other claims periods with respect to claims for Seller Indemnifiable Matters and Purchaser Indemnifiable Matters shall be shortened to the applicable claims periods and survival periods expressly set forth herein and (iii) the Purchaser Indemnified Persons and Seller Indemnified Persons irrevocably waive any and all rights they may have to make claims against Seller and Purchaser, as applicable, under statutory and common law, other than claims for fraud, as a result of any Damages and any and all other damages or losses incurred by the Purchaser Indemnified Persons and Seller Indemnified Persons with respect to the Seller Indemnifiable Matters and Purchaser Indemnifiable Matters, as applicable, whether or not in excess of the maximum amounts permitted to be recovered pursuant to this Article 10 (it being understood that nothing in this Section 10.3(i) or elsewhere in this Agreement shall affect the parties’ rights (x) to specific performance or other similar non-monetary equitable remedies with respect to the covenants referred to in this Agreement to be performed after the Closing or (y) pursuant to Section 2.3).  Purchaser and Seller hereby irrevocably waive any right of rescission with respect to the Transactions.

10.4                              Notice of Claims.

(a)                                 As used herein, the term “Claim” means a claim for indemnification of any Purchaser Indemnified Person or Seller Indemnified Person for Damages under this Article 10.  Purchaser or Seller may give notice of a Claim under this Agreement, whether for its own Damages or for Damages incurred by any other Purchaser Indemnified Person or Seller Indemnified Person, as applicable, and Purchaser or Seller shall give written notice of a Claim executed by an officer of Purchaser or Seller, as applicable (a “Notice of Claim”), to Seller or Purchaser, as applicable, after Purchaser or Seller becomes aware of the existence of any actual or potential claim by an Purchaser Indemnified Person or Seller Indemnified Person, as applicable, for indemnification from Seller or Purchaser, as applicable, under this Article 10, arising out of or resulting from (i) any Seller Indemnifiable Matter or Purchaser Indemnifiable Matter or (ii) the assertion, whether orally or in writing, against any Purchaser Indemnified Person or Seller Indemnified Person, as applicable, of a claim, demand or Action brought by a Third Party against any Purchaser Indemnified Person or Seller Indemnified Person, as applicable (in each such case, a “Third Party Claim”) that is based on, arises out of or relates to any Seller Indemnifiable Matter or Purchaser Indemnifiable Matter.

(b)                                 The period during which claims may be initiated (the “Claims Period”) for indemnification for Damages arising out of or resulting from:  (i) failure of any representation or warranty shall commence at the Closing and terminate at the time of expiration of such representation or warranty set forth in Section 10.1; (ii) breach of or default in connection with any of the covenants or agreements to be performed prior to the Closing shall commence at the Closing and terminate at 5:00 p.m. Eastern Time on the 12 month anniversary of the Closing Date; and (iii) fraud, Excluded Liabilities and Assumed Liabilities under this Agreement shall commence at the Closing and terminate at the expiration of the applicable statute of limitations.

(c)                                  Each Notice of Claim given pursuant to this Section 10.4 shall contain the following information:

(i)                                     that a Purchaser Indemnified Person or Seller Indemnified Person has incurred, paid or sustained, or reasonably anticipates that it will incur, pay or sustain, Damages in an aggregate stated amount arising from such Claim (which amount may be the amount of damages claimed by a Third Party in an action brought against any Purchaser Indemnified Person or Seller Indemnified Person, as applicable, based on alleged facts, which if true, would give rise to liability for Damages to such Purchaser Indemnified Person or Seller Indemnified Person, as applicable, under this Article 10); and

(ii)                                  a brief description, in reasonable detail (to the extent reasonably available to Purchaser or Seller, as applicable), of the facts, circumstances or events giving rise to such Damages based on Purchaser’s or Seller’s, as applicable, good faith belief thereof, including (x) the basis for such anticipated liability and the nature of the breach to which such Damages are related, (y) the identity of any Third Party claimant and (z) copies of any formal demand or complaint from any Third Party claimant; and

(iii)                               a description and status of Purchaser’s or Seller’s, as applicable, claims for recovery of such Damages pursuant to its insurance policies

(d)                                 No delay on the part of Purchaser or Seller in giving Seller or Purchaser, as applicable, a Notice of Claim shall relieve Seller or Purchaser, as applicable, from any of its obligations under this Article 10 unless (and then only to the extent that) Seller or Purchaser, as applicable, is materially prejudiced thereby in terms of the amount of Damages for which Seller or Purchaser, as applicable, is obligated to indemnify the Purchaser Indemnified Persons or Seller Indemnified Persons, as applicable.

10.5                                           Defense of Third Party Claims.  Any Third Party Claim shall be subject to the following procedures:

(a)                                 In the event that any Third Party Claim shall be commenced, the Purchaser Indemnified Person or Seller Indemnified Person, as applicable, shall promptly cause written notice of the assertion of such Third Party Claim to be forwarded to the Seller or Purchaser, as applicable, and the Seller or Purchaser will have the right to assume the defense of such Third Party Claim at its sole cost and expense with reputable legal counsel reasonably satisfactory to the Purchaser Indemnified Person or Seller Indemnified Person, as applicable, by delivering written notice of such election to the Purchaser Indemnified Person or Seller Indemnified Person, as applicable, within ten (10) business days after receipt of the Notice of Claim describing such Third Party Claim.  If Seller or Purchaser assumes the defense of the Third Party Claim in accordance with this subsection (a), then:

(i)                                     Seller or Purchaser shall keep the Purchaser Indemnified Person or Seller Indemnified Person, as applicable, informed of all material developments relating to such Third Party Claim.  The Purchaser Indemnified Person or Seller Indemnified Person, as applicable, shall have the right to receive copies of all pleadings, notices and communications with respect to such Third Party Claim to the extent that receipt of such documents does not waive any privilege.

(ii)                                  The Purchaser Indemnified Person or Seller Indemnified Person, as applicable, may retain separate co-counsel and participate in the defense of such Third Party Claim or settlement negotiations with respect to such Third Party Claim at its own cost and expense, and shall be entitled to reasonably consult with Seller or Purchaser, as applicable, regarding the defense of such Third Party Claim or settlement negotiations with respect to such Third Party Claim.

(iii)                               Seller or Purchaser shall not consent to the entry of any judgment or enter into any settlement or compromise of such Third Party Claim without the prior written consent of the Purchaser Indemnified Person or Seller Indemnified Person, as applicable, unless (A) such judgment, settlement or compromise includes an unconditional release from all liability with respect to the claim in favor of the Purchaser Indemnified Person or Seller Indemnified Person, as applicable, or (B) the sole relief provided in connection with such judgment, settlement or compromise is monetary damages that are paid in full by Seller or Purchaser, as applicable, or any other relief that is enforceable only against Seller or Purchaser, as applicable.

(b)                                 Notwithstanding the foregoing, Seller or Purchaser shall not be entitled to assume the defense of such Third Party Claim (unless the Purchaser Indemnified Person or Seller Indemnified Person, as applicable, agrees otherwise in writing) in the event:

(i)                                     the Third Party Claim involves an injunction or other equitable relief;

(ii)                                  Damages sought under such Third Party Claim (together with Damages sought under any other Claims then pending or in dispute) would reasonably be expected to not be covered by Seller or Purchaser, as applicable, therefor under the limitations set forth in Section 10.3(b); or

(iii)                               outside legal counsel to the Purchaser Indemnified Person or Seller Indemnified Person, as applicable, reasonably determines that the legal counsel chosen by Seller or Purchaser, as applicable, has a conflict of interest in representing the interests of the Purchaser Indemnified Person or Seller Indemnified Person, as applicable.

(c)                                  In the event that Seller or Purchaser declines to assume the defense of such Third Party Claim within thirty (30) days of receiving a Notice of Claim, or is not entitled to assume the defense of such Third Party Claim according to subsection (b) above, then the Purchaser Indemnified Person or Seller Indemnified Person, as applicable, will have the right to assume the defense of such Third Party Claim with counsel of its choosing (which reasonable fees and expenses of such counsel shall constitute Damages to which Seller or Purchaser, as applicable, is responsible if the Claim underlying such Third Party Claim is a Claim for which the Purchaser Indemnified Person or Seller Indemnified Person, as applicable, is entitled to indemnification hereunder; provided that Seller or Purchaser shall not be required to pay for more than one such counsel (plus any appropriate local counsel).  If the Purchaser Indemnified Person or Seller Indemnified Person assumes the defense of the Third Party Claim in accordance with this subsection (c), then:

(i)                                     The Purchaser Indemnified Person or Seller Indemnified Person shall keep Seller or Purchaser, as applicable, informed of all material developments relating to such Third Party Claim.  Seller or Purchaser, as applicable, shall have the right to receive copies of all pleadings, notices and communications with respect to such Third Party Claim to the extent that receipt of such documents does not waive any privilege.

(ii)                                  Seller or Purchaser, as applicable, may retain separate co-counsel and participate in the defense of such Third Party Claim or settlement negotiations with respect to such Third Party Claim at its own cost and expense, and shall be entitled to reasonably consult with the Purchaser Indemnified Person or Seller Indemnified person, as applicable, with respect to the defense of such Third Party Claim or settlement negotiations with respect to such Third Party Claim.

(iii)                               The Purchaser Indemnified Person or Seller Indemnified Person shall not consent to the entry of any judgment or enter into any settlement or compromise of such Third Party Claim without the prior written consent of Seller or Purchaser, as applicable (which consent shall not be unreasonably withheld, conditioned or delayed (it being understood that it shall be reasonable to withhold such consent where Seller or Purchaser, as applicable, believes in good faith that there is not an underlying basis for indemnification with respect to such settlement)), unless (1) such judgment, settlement or compromise includes an unconditional release from all liability with respect to the claim in favor of the Purchaser Indemnified Person or Seller Indemnified Person, as applicable, or (2) the Purchaser Indemnified Person or Seller Indemnified Person stipulates in writing that there are no Damages for which it is entitled to indemnification under this Article 10 in connection with such judgment, settlement or compromise.

(d)                                 Purchaser, Seller, the Purchaser Indemnified Person and the Seller Indemnified Person, as applicable, shall use commercially reasonable efforts to cooperate (and cause their respective legal counsel to cooperate) in connection with the defense of any Third Party Claim, including by (i) furnishing copies of documents, records or other information reasonably requested by the other party and (ii) providing access to employees whose assistance, testimony or presence is reasonably necessary to assist in the evaluation and defense of such Third Party Claim (provided that any such access shall not unreasonably interfere with the business activities of such party).

10.6                                           Resolution of Notice of Claim.  Each Notice of Claim shall be resolved as follows:

(a)                                 If, within 30 days after a Notice of Claim is received by Seller or Purchaser, Seller or Purchaser, as applicable, does not contest such Notice of Claim in writing to Purchaser or Seller, as applicable, as provided in Section 10.6(b), Seller or Purchaser, as applicable, shall be conclusively deemed to have consented to the recovery by the Purchaser Indemnified Person or Seller Indemnified Person, as applicable, of the full amount of Damages specified in the Notice of Claim in accordance with this Article 10.

(b)                                 If Seller or Purchaser gives Purchaser or Seller, as applicable, written notice contesting all or any portion of a Notice of Claim (a “Contested Claim”) within the 30 day period specified in Section 10.6(a), then, the parties shall attempt in good faith to agree upon the rights of the respective parties with respect to each of the indemnification claims that comprise the Damages (or the portion of the Damages that are the subject of the Contested Claim).  If Seller and Purchaser should so agree, a memorandum setting forth such agreement shall be prepared and signed by both such parties.  In the absence of such a written settlement agreement within 60 days following receipt by Purchaser or Seller of the written notice from Seller or Purchaser, as applicable, unless otherwise agreed to in writing by Purchaser and Seller, either Seller or Purchaser make seek resolution by binding litigation in accordance with the terms and provisions of Section 10.6(c); provided that Seller or Purchaser, as applicable, shall be conclusively deemed to have consented to the recovery by the Purchaser Indemnified Person or Seller Indemnified Person, as applicable, of the full amount of Damages specified in any portion of a Notice of Claim that is not a Contested Claim.

(c)                                  Either Purchaser or Seller may bring suit in the venue set forth in Section 11.6(b) to resolve the Contested Claim. Judgment upon any award rendered by the trial court may be entered in any court having jurisdiction.

(d)                                 Seller shall be entitled to refer to an archival copy of the electronic data room maintained by Seller in connection with the Transactions for purposes of administering Claims and exercising its rights hereunder; provided, that, Seller shall treat confidentially and not use or disclose any nonpublic information from or about the Company and Company Subsidiaries or their respective successors and assigns (if any) to anyone (except to Seller’s affiliates, employees, attorneys, accountants, financial advisors or authorized representatives strictly on a need to know basis for the above-stated purpose, in each case who agree to treat such information confidentially.

10.7                                           Treatment of Indemnification Payments.  Purchaser and Seller agree to treat (and cause their affiliates to treat) any payment received pursuant to this Article 10 as adjustments to the Total Share Purchase Consideration for all tax purposes, to the maximum extent permitted by applicable Law.

11.                               General Provisions.

11.1                                           Notices.  All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be given and shall be deemed to have been duly given if delivered personally (notice deemed given upon receipt), faxed (notice deemed given upon electronic confirmation of receipt), sent by a nationally recognized overnight courier service such as Federal Express (notice deemed given upon receipt of proof of delivery), sent by email (with notice deemed give upon confirmation of delivery by the recipient) or mailed by registered or certified mail, return receipt requested (notice deemed given upon receipt) to the respective parties at the following addresses (or at such other address for a party as shall be specified in a notice given in accordance with this Section 11.1):

if to Purchaser or the Sponsors:

c/o Siris Capital Group, LLC

601 Lexington Avenue, 59th Floor, New York, NY 10022

Facsimile No:  212-231-2680

Attention: General Counsel

Email: legalnotices@siriscapital.com

with a copy (which shall not constitute notice) to:

Wachtell, Lipton, Rosen & Katz

51 West 52nd Street

New York, New York 10019

Attention:  Andrew J. Nussbaum and Igor Kirman

Facsimile:  (212) 403-2000

if to Seller or the Company:

Synchronoss Technologies, Inc.
200 Crossing Boulevard, 8th Floor
Bridgewater, New Jersey
Facsimile No:  908-231-0762
Attention:  Chief Executive Officer
Email: steve.waldis@synchronoss.com

with a copy (which shall not constitute notice) to:

Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP
One Marina Park Drive, Suite 900
Boston, MA 02210
Facsimile No:  (617) 648-9199
Attention:  Marc Dupré and Andrew Luh
Email:  mdupre@gunder.com and aluh@gunder.com

11.2              Severability.  If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of law, or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the Transactions is not affected in any manner materially adverse to any party.  Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the Transactions be consummated as originally contemplated to the fullest extent possible.

11.3              Entire Agreement; Assignment; No Other Representations or Warranties.  This Agreement, the Services Agreement, and the Confidentiality Agreement constitute the entire agreement among the parties with respect to the subject matter hereof and supersede all prior and contemporaneous agreements and undertakings, both written and oral, among the parties, or any of them, with respect to the subject matter hereof.  This Agreement shall not be assigned (whether pursuant to a merger, by operation of law or otherwise), except that (a) Purchaser may assign all or any of their rights hereunder to any subsidiary or affiliate of Purchaser so long as Purchaser remains liable for all of the obligations contemplated under this Agreement and (b) Purchaser (and following the Closing Date, the Company) may at any time, and without the consent of any other person or party, unilaterally grant a security interest in, and assign for collateral security purposes, its rights and interests hereunder to the Lenders (or their agent) providing Debt Financing under the Debt Commitment Letter or the definitive documentation with respect thereto.  Except for the representations and warranties contained in Article 3 and Article 4 (and the certificates contemplated by Section 8.2(a)-(b)), Purchaser acknowledges that neither Seller, the Company nor any person on behalf of Seller or the Company makes, and neither Purchaser nor any person on its behalf relies upon, any other express or implied representation or warranty with respect to Seller, the Company or any of the Company Subsidiaries or with respect to any other information made available to Purchaser in connection with the Transactions; provided, that, nothing in this sentence only shall relieve Seller’s liability for fraud. In addition to the foregoing, Purchaser hereby acknowledges that neither Seller, the Company nor any of the Company Subsidiaries, nor any of their respective shareholders, directors, officers, employees, affiliates, advisors, agents or representatives, nor any other Person, has made or is making, and neither Purchaser nor any person on its behalf is relying upon, any representation or warranty or has or shall have any liability in connection with the Transactions (whether pursuant to this Agreement, in tort or otherwise, including without limitation on any legal theory asserting fraud or intentional misrepresentation) with respect to estimates, projections, forecasts, business plans or cost-related plans that are forward-looking in nature or other forward-looking information (including the reasonableness of the assumptions underlying such estimates, projections, forecasts, forward-looking information, business plans or cost-related plans), except as may be expressly set forth in Article 3 and Article 4 of this Agreement. Except for the representations and warranties contained in Article 5 (and the certificates contemplated by Section 8.3(b)), Seller and Company acknowledge that Purchaser is not making, and neither Seller, the Company nor any person on their behalf relies upon, any other express or implied representation or warranty with respect to Purchaser or with respect to any other information made available to the Company or Seller in connection with the Transactions; provided, that, nothing in this sentence only shall relieve Purchaser’s liability for fraud or shall apply to the Equity Commitment Letter or Limited Guarantee. The Company and Seller hereby acknowledge that neither the Purchaser nor any of its respective shareholders, directors, officers, employees, affiliates, advisors, agents or representatives, nor any other Person, has made or is making any representation or warranty or has or shall have any liability (whether pursuant to this Agreement, in tort or otherwise, including without limitation on any legal theory asserting fraud  or intentional misrepresentation) with respect to estimates, projections, forecasts, business plans or cost-related plans that are forward-looking in nature or other forward-looking information (including the reasonableness of the assumptions underlying such estimates, projections, forecasts, forward-looking information, business plans or cost-related plans), except as may be expressly set forth in Article 5 of this Agreement; provided, that, nothing in this sentence only shall apply to the Equity Commitment Letter or Limited Guarantee.

11.4              Parties in Interest.  This Agreement shall be binding upon and inure solely to the benefit of each party hereto, and nothing in this Agreement, express or implied, is intended to or shall confer upon any other person any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement, other than the provisions of Section 9.3, this Section 11.4, Section 11.5(d), the proviso in Section 11.6(a), the last sentence of Section 11.6(b), Section 11.7 and the final sentence of Section 11.9 are intended to be for the benefit of, and shall be enforceable by, the Lender Related Parties, and the provisions of Section 11.12 are intended to be for the benefit of, and shall be enforceable by, the Non-Party Affiliates.

11.5              Specific Performance.

(a)           Subject to Section 11.5(c), parties hereto agree that irreparable damage would occur in the event any provision of this Agreement were not performed in accordance with the terms hereof and that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms hereof, in addition to any other remedy at law or equity, and nothing herein shall be deemed a waiver by any party of any right to injunctive relief or specific performance.  Except as otherwise provided herein, including with respect to the Purchaser Termination Fee, any and all remedies herein expressly conferred upon a party hereto shall be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by law or equity upon such party, and the exercise by a party hereto of any one remedy shall not preclude the exercise of any other remedy.

(b)           The right to specific enforcement hereunder shall include the right of Seller to cause Purchaser to cause the Share Purchase and the other Transactions to be consummated on the terms and subject to the conditions set forth in this Agreement only in accordance with the express terms of Section 11.5(c) below.  Each of parties to this Agreement further agrees that no other party or any other person shall be required to obtain, furnish or post any bond or similar instrument in connection with or as a condition to obtaining any remedy referred to in this Section 11.5, and each of the parties to this Agreement irrevocably waives any right it may have to require the obtaining, furnishing or posting of any such bond or similar instrument.  Subject to Section 11.5(c), each of the parties to this Agreement agrees not to raise any objections to (i) the granting of an injunction, specific performance or other equitable relief to prevent or restrain breaches or threatened breaches of this Agreement by Seller or the Company, on the one hand, or Purchaser, on the other hand and (ii) the specific performance of the terms and provisions of this Agreement to prevent breaches or threatened breaches of, or to enforce compliance with, the covenants, obligations and agreements of Purchaser pursuant to this Agreement, in each case, on the basis that (A) either party has an adequate remedy at Law or (B) an award of specific performance is not an appropriate remedy for any reason at equity or Law, or any similar grounds.

(c)           Notwithstanding the foregoing Section 11.5(a)-(b), it is explicitly agreed that the right of Seller to obtain an injunction, specific performance or other equitable remedies in connection with enforcing Purchaser’s obligation to cause the Equity Financing to be funded to fund the Total Share Purchase Amount payable in the Share Purchase and Purchaser’s obligations to cause the Closing to occur and to effect the consummation of the Share Purchase and other Transactions (but not the right of Seller to obtain such injunctions, specific performance or other equitable remedies for any other reason) shall be subject to the requirements that (i) the Marketing Period has ended and all of the conditions in Section 8.1 and Section 8.2 have been satisfied by the date the Closing is required to have occurred in accordance with Section 2.1 (other than those conditions that by their nature cannot be satisfied until the Closing Date, provided that such conditions would be capable of being satisfied if the Closing were on such date), (ii) Purchaser fails to complete the Share Purchase by the date the Closing is required to have occurred in accordance with Section 2.1, (iii) the Debt Financing provided for by the Debt Commitment Letter has been funded in accordance with the terms thereof or will be funded in accordance with the terms thereof at the Closing Date, if the Equity Financing is funded at such time and (iv) Seller has irrevocably confirmed by written notice that if the Equity Financing and Debt Financing are funded, then it would take such actions that are within its control to cause the consummation of the Transactions and the Closing to occur.  In no event shall the Company be entitled to both a grant of specific performance to cause the Share Purchase to be consummated and payment of the Purchaser Termination Fee.

(d)           Without limiting the obligations of the Lenders under the Debt Commitment Letter and any Financing Agreement and the rights of Purchaser under the Debt Commitment Letter and any Financing Agreement, each of Seller and the Company acknowledges and agrees that no Lender Related Party shall have any liability to Seller or the Company (or any of their respective Representatives) in connection with this Agreement or any Transactions if such Lender Related Party breaches or fails to perform (whether willfully, intentionally, unintentionally or otherwise) any of its obligations under the Debt Commitment Letter and each of Seller and the Company (on behalf of itself and its Representatives) hereby waives any rights or claims against each Lender Related Party in connection with this Agreement and the Debt Financing, whether at law or equity, in contract, in tort or otherwise, and each of Seller and the Company (on behalf of itself and its Representatives) agrees not to commence (and if commenced agrees to dismiss or otherwise terminate) any action or proceeding against any Lender Related Party in connection with this Agreement or any Transaction (including any action or proceeding relating to the Debt Financing).  In no event shall Seller or the Company (or any of their respective Representatives) be entitled to directly seek the remedy of specific performance of this Agreement against any Lender Related Party.

11.6              Governing Law.

(a)           This Agreement shall be governed and construed in accordance with the laws of the State of Delaware without regard to any applicable conflicts of law; provided that, notwithstanding the foregoing, any disputes involving the Lender Related Parties (except as expressly set forth in the Debt Commitment Letter) will be governed by and construed in accordance with the applicable Laws of the State of New York without giving regard to conflicts or choice of law principles that would result in the application of any Law other than the Law of the State of New York.

(b)           All actions and proceedings arising out of or relating to this Agreement shall be heard and determined in the Delaware Court of Chancery, or if no such state court has proper jurisdiction, then the Federal courts located in the State of Delaware (collectively, the “Delaware Courts”).  The parties hereto hereby (i) consent to submit to the exclusive jurisdiction of the Delaware Courts for the purpose of any Action arising out of or relating to this Agreement brought by any party hereto, (ii) irrevocably waive, and agree not to assert by way of motion, defense, or otherwise, in any such Action, any claim that it is not subject personally to the jurisdiction of the above-named courts, that its property is exempt or immune from attachment or execution, that the Action is brought in an inconvenient forum, that the venue of the Action is improper, or that this Agreement or the Transactions may not be enforced in or by any of the above-named courts, (iii) agree to not bring any action relating to this Agreement or any of the Transactions in any court other than the Delaware Courts and

(iv) consents to service of process being made through the notice procedures set forth in Section 11.1.  Notwithstanding anything in this Agreement to the contrary, each of the parties agree that it will not bring, or support the bringing of, any proceeding, claim or counterclaim, whether in law or in equity, whether arising in contract, tort, equity or otherwise, against the Lender Related Parties in any way relating to this Agreement or any of the Transactions, including any dispute arising out of or relating in any way to the Debt Commitment Letter or the performance thereof, in any forum other than the Supreme Court of the State of New York, County of New York, or, if under applicable Law exclusive jurisdiction is vested in the Federal courts, the United States District Court for the Southern District of New York in the County of New York (and appellate courts thereof).

11.7              Waiver of Jury Trial.  EACH OF THE PARTIES HERETO HEREBY WAIVES TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY WITH RESPECT TO ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF, UNDER OR IN CONNECTION WITH THIS AGREEMENT OR THE TRANSACTIONS (INCLUDING THE DEBT FINANCING AND THE DEBT COMMITMENT LETTER AND ANY ACTION AGAINST ANY LENDER RELATED PARTY).  Each of the parties hereto (a) certifies that no representative, agent or attorney of any other party has represented, expressly or otherwise, that such other party would not, in the event of litigation, seek to enforce that foregoing waiver, (b) understands and has considered the implications of such waiver, (c) makes such waiver voluntarily and (d) acknowledges that it and the other hereto have been induced to enter into this Agreement and the Transactions, as applicable, by, among other things, the mutual waivers and certifications in this Section 11.7.

11.8              General Interpretation.

(a)           The descriptive headings contained in this Agreement are included for convenience of reference only and shall not affect in any way the meaning or interpretation of this Agreement.

(b)           Unless otherwise indicated, all references herein to Sections, Articles, Annexes, Exhibits or Schedules shall be deemed to refer to Sections, Articles, Annexes, Exhibits or Schedules of or to this Agreement, as applicable.

(c)           Unless otherwise indicated, the words “include,” “includes” and “including,” when used herein, shall be deemed in each case to be followed by the words “without limitation.”

(d)           The parties hereto agree that they have been represented by counsel during the negotiation and execution of this Agreement and, therefore, waive the application of any law, regulation, holding or rule of construction providing that ambiguities in an agreement or other document will be construed against the party drafting such agreement or document.

(e)           The phrase “made available to Purchaser” when used herein, shall mean that the subject documents were uploaded to the electronic data room maintained by Seller or were otherwise provided to Purchaser at least twenty-four (24) hours prior to the execution of this Agreement.

(f)            For clarity, as used in this Agreement, the term fraud does not include the doctrine of equitable fraud (i.e., fraud by innocent or negligent misrepresentation) under Delaware law.

11.9              Amendment.  This Agreement may be amended by the parties hereto by action taken by or on behalf of their respective boards of directors at any time prior to the Closing.  This Agreement may not be amended except by an instrument in writing signed by each of the parties hereto.  Notwithstanding anything to the contrary contained herein, no modification, waiver or termination of Section 9.3(d), Section 11.4, Section 11.5(d), the proviso in Section 11.6(a), the last sentence of Section 11.6(b), Section 11.7 and this sentence of Section 11.9 (and any provision of this Agreement to the extent a modification, waiver or termination of such provision would modify the substance of any of the foregoing provisions) that is adverse to the interests of any Lender Related Party will be effective against a Lender Related Party without the prior written consent of such adversely affected Lender Related Party.

11.10            Waiver.  At any time prior to the Closing, any party hereto may (a) extend the time for the performance of any obligation or other act of any other party hereto, (b) waive any inaccuracy in the representations and warranties of any other party contained herein or in any document delivered pursuant hereto and (c) waive compliance with any agreement of any other party or any condition to its own obligations contained herein.  Any such extension or waiver shall be valid if set forth in an instrument in writing signed by the party or parties to be bound thereby.

11.11            Counterparts.  This Agreement may be executed and delivered (including by facsimile or other form of electronic transmission) in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

11.12            Non-Recourse. Except as set forth in the Equity Commitment Letter and the Limited Guarantee, and in those instances, only to those entities explicitly set forth in the Equity Commitment Letter and the Limited Guarantee, as the case may be, (a) all claims or causes of action (whether in contract or in tort, in law or in equity) that may be based upon, arise out of or relate to this Agreement, or the negotiation, execution or performance of this Agreement (including any representation or warranty made in or in connection with this Agreement or as an inducement to enter into this Agreement), may be made only against the entities that are expressly identified as parties hereto and only with respect to the specific obligations undertaken by such parties as set forth herein with respect to such parties and no other person shall have any liability for any obligations or liabilities based upon, arising out of, or related to this Agreement or the transactions contemplated hereby and (b) no Person who is not a named party to this Agreement, including without limitation any present or past director, officer, employee, incorporator, member, partner, direct or indirect equityholder (including any members, partners or stockholders), manager, employee, incorporator, controlling person, management company, general partner, affiliate, trustees, agent, attorney, advisor, permitted assign and predecessor of any named party to this Agreement (“Non-Party Affiliates”), shall have any liability (whether in contract or in tort, in law or in equity, or based upon any theory that seeks to impose Damages of an entity party against its owners or affiliates) for any Damages arising under, in connection with or related to this Agreement or for any claim based on, in respect of, or by reason of this Agreement or its negotiation, execution, performance, non-performance, interpretation, termination, enforcement, construction or execution or any of the transactions contemplated hereby (other than any liability of any Lender Related Party to Purchaser or any of their affiliates pursuant to or in connection with any agreement by or between them) and each party hereto waive and releases all such Damages, claims and obligations against any such Non-Party Affiliates (except that none of Purchaser releases any Lender Related Party for any Damages, claims or obligations arising pursuant to or in connection with any agreement by or between them).

*  *  *  *  *  *

IN WITNESS WHEREOF, Purchaser, Seller and the Company have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

IMPALA PRIVATE HOLDINGS II, LLC

By:	/s/ Peter Berger
Name:	Peter Berger
Title:	Authorized Signatory

SYNCHRONOSS TECHNOLOGIES, INC.

By:	/s/ Steven Waldis
Name:	Steven Waldis
Title:	Chief Executive Officer

INTRALINKS HOLDINGS, INC.

By:	/s/ Steven Waldis
Name:	Steven Waldis
Title:	Chief Executive Officer

[Signature Page to Stock Purchase Agreement]